# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 10-K

### (Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the Fiscal Year Ended December 31, 2023**

**Or**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the transition period from _____ to _____**

**Commission File Number: 001-41037**

# SOCIETY PASS INCORPORATED
(Exact name of registrant as specified in its charter)

| Nevada | 83-1019155 |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**701 S. Carson Street, Suite 200 Carson City, Nevada 89701**

**(+65) 6518-9382**

*(Address, including zip code, of registrant's principal executive offices and telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.0001 per share | SOPA | The Nasdaq Stock Market LLC |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company, in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☒ | Smaller reporting company ☒ |
| | Emerging Growth Company ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, as of June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, based on the closing price of the common stock as reported by the Nasdaq Stock Market on such date was approximately $8 million.

The number of shares outstanding of the Registrant's common stock, par value $0.0001 per share, on March 31, 2024 was 37,762,362.

# Table of Contents

# SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this report that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements, and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "project," "forecast," "estimates," "targets," "projections," "should," "could," "would," "may," "might," "will," and other similar expressions. These forward-looking statements are contained throughout this Annual Report, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

We base these forward-looking statements or projections on our current expectations, plans, and assumptions, which we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe, are appropriate under the circumstances and at this time. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. The forward-looking statements and projections contained herein are subject to and involve risks, uncertainties, and assumptions, and therefore you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, and therefore actual results might differ materially from those expressed in the forward-looking statements and projections. Factors that might materially affect such forward-looking statements and projections include:

- Our ability to effectively operate our business segments;

- Our ability to manage our operating expenses and the costs associated with growth and expansion;

- Our ability to compete, directly and indirectly, and succeed in highly competitive and evolving e-commerce market;

- Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

- Other factors (including the risks contained in the section of this Annual Report entitled "Item 1A: Risk Factors") relating to our industry, our operations, and results of operations.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements. Other sections of this Annual Report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

**SUMMARY OF RISK FACTORS**

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in "Item 1A: Risk Factors" in this Annual Report. These risks include, among others, that:

- We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

- If we fail to raise capital when needed it will have a material adverse effect on the Company's business, financial condition and results of operations;

- We rely on internet search engines and application marketplaces to drive traffic to our Platform, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our Platform could decline and our business would be adversely affected;

- The ecommerce market is highly competitive and if the Company does not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis our business could be adversely affected;

- If the Company is unable to expand its systems or develop or acquire technologies to accommodate increased volume, its Platform could be impaired;

- The Company's failure to successfully market its brands could result in adverse financial consequences;

- A decline in the demand for goods and services marketed on the Platform could result in adverse financial consequences;

- We may be required to expend resources to protect Platform information or we may be unable to launch our services;

- The Company plans to engage in acquisition activity, which could have adverse effects on its business;

- We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed;

- All of our operations are overseas;

- We are subject to changes in the economic, political, or legal environment of Southeast Asia ("SEA");

- Many of the economies in SEA are experiencing substantial inflationary pressures which may increase inflation rates and prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability;

- Our business will be exposed to foreign exchange risk;

- Geopolitical unrest could adversely affect our business;

- The payment processing regulatory regimes of the countries in which we operate could have adverse consequences on our business;

- Regulation of the internet generally could have adverse consequences on our business;

- We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business;

- We cannot assure you that an active trading market will exist in the near future;

- We may not be able to maintain a listing of our common stock;

- If we fail to meet all applicable Nasdaq requirements and the Nasdaq Stock Market LLC determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment and harm our business

- As a "controlled company" under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders;

- Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price; and

- We are an "emerging growth company" under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

**PART I**

**Item 1.     Business**

**Overview**

We are, through the operation and acquisition of fintech and e-commerce platforms and mobile applications through our direct and indirect wholly or majority-owned subsidiaries, building the next generation digital ecosystem and loyalty platform in the Southeast Asian ("SEA") countries of Singapore, Vietnam, Indonesia, Philippines and Thailand.

We currently market to both consumers and merchants in SEA while maintaining an administrative headquarters in Singapore and a software development center in Philippines. We continue to expand our fintech and e-commerce ecosystem throughout the rest of SEA by making selective acquisitions of leading e-commerce companies and applications and through strategic partnerships with technology providers in SEA. Material acquisitions to date include:

- In February 2021, we acquired an online lifestyle platform of Leflair branded assets (the "Leflair Assets").

- In February 2022, we acquired New Retail Experience Incorporated ("NREI") and Dream Space Company Limited ("Dream Space") to operate food delivery companies, Pushkart in the Philippines and Handycart in Vietnam, respectively.

- In May 2022, we acquired Gorilla Networks Pte Ltd and subsidiaries in May 2022 to operate a mobile telecommunications company in Singapore.

- In July 2022, through our wholly-owned subsidiary, Thoughtful Media Group Incorporated ("TMG"), a Nevada corporation, we acquired a digital marketing company with significant operations in Thailand and the United States.

- In July 2022, through our wholly-owned subsidiary, NREI, we acquired the assets of Mangan PH Food Delivery Services Corp., a corporation registered in Philippines, (the "Mangan Assets").

- In August 2022, we acquired majority control of Singapore-incorporated Nusatrip International Pte Ltd and 100% of the outstanding shares of Indonesia-incorporated PT Tunas Sukses Mandiri, together the "Nusatrip Group", that give us ownership and operational control of the online and offline Nusatrip travel services marketing platform.

- In January 2023, through our wholly owned subsidiary Thoughtful Media Group Inc and Adactive Media CA Inc acquired 100% of outstanding capital stock of PT Thoughtful Media Group Indonesia (Formerly known as PT Wahana Cerita Indonesia), an Indonesia-based company operating digital marketing and event organizing.

- In April 2023, through our 99% owned subsidiary Nusatrip International Pte. Ltd. acquired 100% of the outstanding capital stock of Mekong Leisure Travel Company Limited (changed business nature from Join Stock Company), a Vietnam-based travel agency.

- In July 2023, through our 99% owned subsidiary Mekong Leisure Travel Company Limited acquired 100% of the outstanding capital stock of Vietnam International Travel and Service Joint Stock Company, a Vietnam-based travel agency.

We operate certain verticals in SEA: loyalty, lifestyle, telecommunications, digital media, and travel as we try to create the next generation digital ecosystem and loyalty platform. We scaled back our operations in the food and beverage delivery market in 2023.

*Loyalty*

The Group spent over three years building a cutting edge, proprietary IT architecture to effectively scale and support our ecosystem's companies, consumers and merchants (the "Platform"). Using our Society Pass loyalty platform, consumers may earn, and merchants may issue, loyalty points or "Society Points" across our subsidiaries. The Company aggregates data generated across various touch points, builds a realistic view of consumer behavior and uses this data to increase sales across our ecosystem by: cross-pollinating acquired companies with other existing verticals, customer re-targeting, offline and online behavior prediction and cross promotions and loyalty points. The Company ecosystem becomes a key enabler for our users by converting this aggregation of data into creation of loyalty for our ecosystem companies to generate revenue:

- More revenue generation for merchants leads to creation of customer loyalty;

- More customer loyalty creation leads to more consumers for merchants;

- More consumers for merchants lead to greater revenues for merchants, which results in

- Virtuous cycle of revenue generation and loyalty creation.

*Lifestyle*

The Group operates an online lifestyle business in Vietnam to enable the consumers to purchase high-end brands of all categories under its own brand name of "Leflair". Consumers search or review their favorite brands among hundreds of choices in Apparel, Bags & Shoes, Accessories, Health & Beauty, Home & Lifestyle, International, Women, Men and Kids & Babies categories. The platform also allows consumers to order from hundreds of vendor choices with personalized promotions based on purchase history and location. The platform has also partnered up with a Vietnam-based delivery company, Amilo, to offer seamless delivery of product from merchant to consumer's home or office at the touch of a button. Consumers can place orders for delivery or collect at the Company's logistics center.

*Telecommunications*

The Company operates a Singapore-based online telecommunication reseller platform under the brand name of "Gorilla" to enable the consumers to subscribe to overseas internet data. Established in Singapore in 2019, Gorilla offers a full suite of mobile communication services such as local calls, international roaming, data, and SMS texting and network coverage in over 150 countries. Gorilla suspended providing local service in Singapore to focus on international calling plans.

*Digital Media*

The acquisition of a digital media platform, TMG, amplifies the reach and engagement of the Company's e-commerce ecosystem and retail partners. Originally founded in 2010, TMG today creates and distributes digital advertising campaigns across its multi-channel network in both SEA and the US. With its intimate knowledge of local markets, digital marketing technology tools and social commerce business focus, advertisers leverage TMG's wide influencer network throughout SEA to market and sell advertising inventory exclusively with specific placement and effect.

As a result, Thoughtful Media's content creator partners earn a larger share of advertising revenues from international consumer brands. Thoughtful Media's data-rich multi-channel network has uploaded over 675,000 videos with over 80 billion video views. The current network of 263 YouTube channels has onboarded over 85 million subscribers with an average monthly viewership of over 600 million views.

*Travel*

The Company purchased the Nusatrip Group, a leading Jakarta-based Online Travel Agency ("OTA") in Indonesia and across SEA. The Nusatrip acquisition extended SoPa's business reach into SEA regional travel industry and marked the Company's first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, Nusatrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, Nusatrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors.

**Corporate Structure**

Society Pass Incorporated (formerly named Food Society, Inc.) is a Nevada corporation that was incorporated on June 22, 2018. We operate through our subsidiaries. Our material operating subsidiaries include:

Nextgen Retail Incorporated (Formerly known as Leflair Incorporated), a Nevada corporation owned by the Company which was formed on December 1, 2021. Nextgen Retail Incorporated owns 100% of SOPA Technology Co Ltd, a company limited by shares incorporated under the laws of Vietnam on October 1, 2019. SOPA Technology Co Ltd operates the Leflair platform.

Nusatrip Incorporated, a Nevada corporation, owns 99% of Nusatrip International Pte Ltd, a Singapore subsidiary, with five wholly owned subsidiaries including Nusatrip Singapore Pte Ltd, a Singapore corporation, Nusatrip Malaysia Sdn Bhd, a Malaysia corporation, PT Tunas Sukses Mandiri, a Indonesia corporation, Mekong Leisure Travel Company Limited and Vietnam International Travel and Service Company Limited, a Vietnam corporations. These companies are engaged in online travel ticketing, reservation and hotel system services.

Thoughtful Media Group Incorporated, a Nevada corporation, which owns digital marketing companies with significant operations in Thailand and other countries in SEA. Thoughtful Media Group Incorporated operates through AdActive Media CA Inc., a California corporation, and Thoughtful (Thailand) Co. Ltd, a Thailand corporation owned 99.75% by the Company, Thoughtful Media Group Company Limited (Formerly known as Hottab Asset Company Limited), a Vietnam corporation, Thoughtful Media (Philippines) Incorporated (Formerly known as SOPA (Phil) Incorporated), a Philippines corporation, PT Thoughtful Media Group Indonesia (Formerly known as PT Wahana Cerita Indonesia), an Indonesia corporation, Thoughtful Media (Singapore) Pte. Ltd. (Formerly known as Hottab Pte Ltd), a Singapore corporation and Thoughtful Media (Malaysia) Sdn Bhd, a Malaysia corporation.

Gorilla Networks Pte Ltd, a wholly owned Singapore corporation that owns several subsidiaries, including Gorilla Mobile Singapore Pte. Ltd.

New Retail Experience Incorporated, a wholly-owned subsidiary in the Philippines, which formerly operated Pushkart and another food delivery platform through Mangan PH Food Delivery Services Corp., a wholly-owned subsidiary in the Philippines.

**Follow-on Public Offering**

On February 11, 2022, we closed a public offering of 3,484,845 shares of our common and warrants to purchase 3,484,845 shares of our common stock (including the full exercise of the underwriter's over-allotment option) at a public offering price of $3.30 per share and warrant to purchase one share of common stock. We received aggregate proceeds from the public offering of $11.5 million before deducting underwriting fees and commission and other offering expenses.

On August 21, 2023, we entered into a Sales Agreement (the "Sales Agreement") with Ascendiant Capital Markets, LLC (the "Sales Agent"), acting as the Company's sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its Common Stock. The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of Nasdaq to sell shares from time to time based upon the Company's instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company's instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the common stock by any method permitted by law deemed to be an "at the market" offering as defined by Rule 415(a)(4) and Rule 415(a)(1)(x) promulgated under the Securities Act of 1933, as amended. The Company has agreed to pay the Sales Agent commissions for its services in acting as sales agent in the sale of the common stock at a commission rate equal to 3.0% of the gross sales price per share of common stock sold pursuant to the Sales Agreement, if any, and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Sales Agreement may be terminated by the Sales Agent or the Company at any time upon written notice to the other party.

On October 5, 2023, we entered into a structured financing agreement with Strattners FZCO ("Strattners"). Pursuant to the agreement, we shall have the right, but not the obligation, to offer and sell to Strattners up to $40,000,000 shares of common stock, at the Company's request any time during the commitment period commencing on October 5, 2023 and terminating on the first day of the month next following the 36-month anniversary of October 5, 2023.

**Our Market Opportunity**

We expect that continued strong economic expansion, robust population growth, rising level of urbanization, the emergence of the middle class and the increasing rate of adoption of mobile technology provide market opportunities for our Company in SEA. As of 2023, SEA gross domestic product ("GDP") totaled $3.9 trillion. In comparison, the respective GDP for both the European Union ("EU") and the United States ("US") totaled $25.4 trillion and

$27.0 trillion in 2023. SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. According to the International Monetary Fund ("IMF") since 2010, SEA has averaged 7.0% GDP growth, compared to -2.0% for Japan, 2.1% for the EU and 6.1% for the US.

SEA continues to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 525 million people growing to 693 million in 2024.

The Internet economy continues to boom in SEA. According to Google Temasek e-Conomy SEA 2020 Report, Internet usage in the region increased with 40 million new users added in 2020 for a total of 400 million compared to 360 million in 2019. Seventy percent of SEA's population is now online, compared to approximately twenty percent in 2009. In addition, SEA mobile Internet penetration now reaches more than 67%. E-commerce, online media and usage surged with the total value of goods and services sold via the Internet, or gross merchandise value ("GMV"), in SEA, expected to reach more than $100 billion by year end 2020 according to Google, Temasek, Bain SEA Report 2020. In fact, the SEA Internet sector GMV is forecast to grow to over $300 billion by 2025.

We believe that these ongoing positive economic and demographic trends in SEA propelled demand for our Platform.

We incurred net losses of $18,098,918 and $34,015,022 in fiscal years ended December 31, 2023 and 2022, respectively.

**Our Growth Strategy**

**Acquiring other e-Commerce companies and applications in SEA**

To complement our organic growth strategy, we will continue to opportunistically acquire regional e-commerce companies and applications to drive revenues and increase the number of registered consumers and merchants in our SoPa ecosystem throughout SEA with particular focuses on Vietnam, Philippines and Indonesia. Our anticipated investments and acquisitions of other e-commerce platforms and applications in different verticals are expected to expand our service offerings and attract new consumers and merchants.

**Launching our Loyalty System**

In 2024, we intend to market our unique merchant agnostic and universal Society Points to generate additional revenues for merchants and create permanent customer loyalty in SEA. For consumers, Society Points will offer them both a cashless payment option and the ability to spend bonus points accumulated from one consumer vertical such as lifestyle to a separate one such as travel.

**Entering into Strategic Partnerships**

In 2022, the Company entered into agreements to expand its e-commerce business. Strategic partnerships are vital to the strategy and operations of Society Pass ecosystem as they enable our Platform to offer more value-added services to both our consumers and merchants. We are constructing a regional loyalty alliance comprising of synergistic merchant partners. Through our partnerships, we gain access to our partners' clients and users at minimal cost where possible and to proliferate the usage of Society Points (when available). From our partnerships, we also enhance our offerings like reliable delivery services through our relationships with delivery service providers and vendor financing options through our partnerships with financial institutions. Our marketing approach to engage strategic partners focuses on the benefits of joining our Loyalty Alliance, stressing the ability to access a larger pool of consumers and clients while reducing marketing expenses via joint marketing efforts like press interviews, brochures and co-branding initiatives with merchants.

**Maximizing the value of consumer transactions**

Growing our consumer base, converting registered consumers into active ones, increasing transaction frequency, and maximizing basket sizes are key growth drivers for our verticals. We are growing our base of registered consumers through a multi-pronged marketing approach across social media, emails, SMS, QR codes, tailored promotional campaigns and public relations engagement. We believe that by serving consumers in all aspects of their daily lives, we create more opportunities to cross-sell and thus maximize our consumer wallet share.

**Expanding service offerings to merchants**

Merchants are a critical component of our business, thus growing our registered merchant base and serving them with desirable technology and marketing solutions to improve sales, cut costs, and realize operational efficiencies. We onboard merchants through marketing outreach tools such as our websites, public relations, social media and focused sales efforts. In our marketing messages, we attract merchants to our ecosystem by offering them access to our growing consumer base as well as numerous opportunities to optimize their sales, including enhanced customer loyalty through the continuus improvement of our Society Points in 2024.

**Expectation of Competition**

We operate a loyalty-focused e-commerce ecosystem operates in several verticals. Across these verticals, we compete with other online platforms for merchants, who can sell their products on other platforms or marketplaces.

We also compete with other e-commerce platforms, fashion retailers and restaurants for the attention of the consumer. Consumers have the choice of shopping with any online or offline retailers, large marketplaces or restaurant chains that may also have the ability to build their own independent online platforms. We are able to compete for consumers based on our ability to deliver a personalized e-commerce experience with easy-to-use mobile apps, well-integrated payments and a reliable platform.

**Intellectual Property Matters**

The Company technology and platform comprise of various copyrightable and/or patentable subject matter owned and/or licensed by the Company's wholly-owned subsidiary, Society Technology LLC ("Society Technology"), a Nevada limited liability company. Our intellectual property assets additionally include trade secrets associated with the software platform. We successfully carried out development of our multilayer cloud-based software platform from reliance on third parties for payment and loyalty points deployment. As a result, we can monetize our software by making it available in Apple Store and Google Play and compatible with existing payment systems depending on the country's regulatory requirements.

The Company is currently focusing on using its intellectual property in SEA.

With regard to exclusive and non-exclusive licenses, there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Company's platform. Additionally, if portions of our proprietary software are determined to be subject to an open-source license, or if we do not correctly comply with the terms of the open-source software licenses applicable to our open-source software and technology, it could result in costly litigation or lead to negative public relations.

Occasionally, the Company may be targeted with patent infringement lawsuits or copyright infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, the Company is not aware of any patent or copyright infringement suits against it, or contemplated to be brought against it.

**Trademarks**

The Company is the owner of multiple registered and common law trademarks in connection with its technology and its services. The names and marks "Society Pass", "SOPA", "Leflair", "#HOTTAB" and other trademarks, trade names, and service marks of Society Pass in this Annual Report are the property of Society Pass or its subsidiaries.

The Company arranges the registration of trademarks, trade names, and service marks in the name of Society Technology LLC, its wholly-owned subsidiary created for the purposes of managing all intellectual property matters of the Company. It is not the intent of this Annual Report to delineate each and every trademarkable matter of the Company owned through Society Technology. Without prejudice to the generality of foregoing, Society Technology is, inter alia, the owner of the registered trademarks "Society Pass", "SOPA", "Leflair" and "#HOTTAB" in connection with artificial intelligence software, electronic payment services, loyalty programs, SaaS platforms, and other subsets of the Company's business. Society Pass has 12 trademarks currently registered with the United States Patents and Trademark Office (the "USPTO") and has two applications with the USPTO pending. Further, Society Technology filed and registered numerous trademarks with the trademark offices of Vietnam, India, Singapore, the Philippines, Malaysia, Indonesia, and Thailand.

## Item 1A.   Risk Factors.

*In evaluating our Company and our business, you should carefully consider the risks and uncertainties described below, together with the other information in this Annual Report on Form 10-K, including our condensed consolidated financial statements and the related notes and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which case the market price of our common stock could decline, and you could lose part or all of your investment. The material and other risks and uncertainties described below and elsewhere in this Annual Report on Form 10-K are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.*

### Risks Related to Our Business

***We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.***

The Company has a limited operating history on which to base an evaluation of its business and prospects. The Company is subject to all the risks inherent in a small company seeking to develop, acquire, market and distribute new services, particularly companies in evolving markets such as the internet, technology, and payment systems. The likelihood of the Company's success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, acquisition, introduction, marketing and distribution of new products and services in a competitive environment.

Such risks for the Company include, but are not limited to, dependence on the success and acceptance of the Company's services, the ability to attract and retain a suitable client base, and the management of growth. To address these risks, the Company must, among other things, generate increased demand, attract a sufficient clientele base, respond to competitive developments, increase the "SoPa" brand name's visibility, successfully introduce new services, attract, retain and motivate qualified personnel and upgrade and enhance the Company's technologies to accommodate expanded service offerings. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

The Company is therefore subject to many of the risks common to early-stage enterprises, including the need for capital, personnel, and other resources.

***If we fail to raise capital when needed it will have a material adverse effect on the Company's business, financial condition and results of operations.***

The Company has early stage revenue-producing operations and in the future, could be required to raise capital through public or private financing or other arrangements to execute its full business plan. The Company believes the proceeds from future offerings will be sufficient to develop its intermediate plans. However, the Company can give no assurance that all, or even a significant portion of these shares will be sold or, that the moneys raised will be sufficient to execute the entire business plan of the Company. Further, no assurance can be given if additional capital is needed as to how much additional capital will be required or that additional financing can be obtained, or if obtainable, that the terms will be satisfactory to the Company, or that such financing would not result in a substantial dilution of shareholder's interest. A failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital or to pursue business opportunities, including potential acquisitions. If adequate funds are not obtained, when and if required, the Company may be required to reduce, curtail, or discontinue operations.

***We rely on internet search engines and application marketplaces to drive traffic to our Platform, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our Platform could decline and our business would be adversely affected.***

We rely heavily on Internet search engines, such as Google, to drive traffic to, and market, our Platform through their unpaid search results and on application marketplaces, such as Apple's App Store and Google's Play, to drive downloads of our applications. Although search results and application marketplaces have allowed us to attract an audience with low organic traffic acquisition costs to date, if they fail to drive sufficient traffic to our Platform, we may need to increase our marketing and spend to acquire additional traffic. We cannot assure you that the value we ultimately derive from any such additional traffic would exceed the cost of acquisition, and any increase in marketing expense may in turn harm our operating results.

The amount of traffic we attract from search engines is due in large part to how and where information from and links to our website are displayed on search engine result pages. The display, including rankings, of unpaid search results can be affected by a number of factors, many of which are not in our direct control, and may change frequently. Search engines have made changes in the past to their ranking algorithms, methodologies and design layouts that have reduced the prominence of links to our Platform and negatively impacted our traffic, and we expect they will continue to make such changes from time to time in the future. Similarly, Apple, Google or other marketplace operators may make changes to their marketplaces that make access to our products more difficult. For example, our applications may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within marketplaces.

We may not know how or otherwise be in a position to influence search results or our treatment in application marketplaces. With respect to search results in particular, even when search engines announce the details of their methodologies, their parameters may change from time to time, be poorly defined or be inconsistently interpreted. For example, Google previously announced that the rankings of sites showing certain types of app install interstitials could be penalized on its mobile search results pages. While we believe the type of interstitial we currently use is not being penalized, we cannot guarantee that Google will not unexpectedly penalize our app install interstitials, causing links to our mobile website to be featured less prominently in Google's mobile search results and harming traffic to our Platform as a result.

In some instances, search engine companies and application marketplaces may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google has integrated its local product offering with certain of its products, including search and maps. The resulting promotion of Google's own competing products in its web search results has negatively impacted the search ranking of our website. Because Google in particular is the most significant source of traffic to our website, accounting for a substantial portion of the visits to our website, our success depends on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. As a result, Google's promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business and results of operations.

***The ecommerce market is highly competitive and if the Company may does not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis our business could be adversely affected.***

The internet-based ecommerce business is highly competitive and the Company competes with several different types of companies that offer some form of user-vendor connection experience, payment processing and/or funds transfer content, as well as marketing data companies. Certain of these competitors may have greater industry experience or financial and other resources than the Company.

To become and remain competitive, the Company will require marketing, sales, and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company. The Company intends to differentiate itself from competitors by developing a payments platform that allows consumers and merchants to accept and use bonus points.

The market for our vertical's offerings is rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. There is no guarantee that any factors that differentiate the Company from its competitors will give the Company a market advantage or continue to be a differentiating factor for the Company in the foreseeable future. Competitive pressures created by any one of the above-mentioned companies (and other direct or indirect competitors), or by the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition.

***The market for our Platform is new and unproven.***

We were founded in 2018 and since our inception have been creating products for the developing and rapidly evolving market for API-based software platforms, a market that is largely unproven and is subject to a number of inherent risks and uncertainties. We believe that our future success will depend in large part on the growth, if any, in the market for software platforms that provide features and functionality to create next generation digital ecosystem and loyalty platform. It is difficult to predict customer adoption and renewal rates, customer demand for our solutions, the size and growth rate of the overall market that our Platform addresses, the entry of competitive products or the success of existing competitive products. Any expansion of the market our Platform addresses depends upon a number of factors, including the cost, performance, and perceived value associated with such solutions. If the market our Platform addresses does not achieve significant additional growth or there is a reduction in demand for such solutions caused by a lack of customer acceptance, technological challenges, competing technologies and products or decreases in corporate spending, it could have a material adverse effect on the Company's business, results of operations and financial condition.

***If we are unable to expand our systems or develop or acquire technologies to accommodate increased volume our Platform could be impaired.***

We seek to generate a high volume of traffic and transactions through our technologies. Accordingly, the satisfactory performance, reliability and availability of the Company's website and platform, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users who transact sales on our platform while maintaining adequate customer service levels. The Company's revenues depend, in substantial way, on the volume of user transactions that are successfully completed. Any system interruptions that result in the unavailability of our service or reduced customer activity would ultimately reduce the volume of transactions completed. Interruptions of service may also diminish the attractiveness of our company and its services. Any substantial increase in the volume of traffic on our website or Platform or in the number of transactions being conducted by customers will require us to expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our Platform or timely expand and upgrade our systems and infrastructure to accommodate such increases in a timely manner. Any failure to expand or upgrade our systems could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company uses internally developed systems to operate its service. The Company must continually enhance and improve these systems in order to accommodate the level of use of its products and services and increase its security. Furthermore, in the future, the Company may add new features and functionality to its services that would result in the need to develop or license additional technologies. The Company's inability to add new software and hardware to develop and further upgrade its existing technology, transaction processing systems or network infrastructure to accommodate increased traffic on its platforms or increased transaction volume through its processing systems or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on the Company's service, and delays in reporting accurate financial information. There can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its systems or to integrate smoothly any newly developed or purchased technologies with its existing systems. Any inability to do so would have a material adverse effect on the Company's business, results of operations and financial condition.

***The Company's failure to successfully market its brands could result in adverse financial consequences.***

The Company believes that continuing to strengthen its brands is critical to achieving widespread acceptance of the Company, particularly in light of the competitive nature of the Company's market. Promoting and positioning its brands will depend largely on the success of the Company's marketing efforts and the ability of the Company to provide high quality services. In order to promote its brand, the Company will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brand. Further, there can be no assurance that any new users attracted to the Company will conduct transactions over the Company on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

***The Company may not be able to successfully develop and promote new products or services which could result in adverse financial consequences.***

The Company plans to expand its operations by developing and promoting new or complementary services, products or transaction formats or expanding the breadth and depth of services or expanding the offering of its services to other countries in SEA. There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance. Furthermore, any new business or service launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and other resources and would strain the Company's management, financial and operational resources. The lack of market acceptance of such services or the Company's inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, if we are unable to keep up with changes in technology and new hardware, software and services offerings, for example, by providing the appropriate training to our account managers, sales technology specialists, engineers and consultants to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations, or financial condition could be adversely affected.

***A decline in the demand for goods and services of the merchants included in the Platform could result in adverse financial consequences.***

The Company expects to derive most of its revenues from fees from successfully completed transactions on its consumer facing platforms. The Company's future revenues will depend upon continued demand for the types of goods and services that are offered by Company and the merchants that are included on such platforms. Any decline in demand for the goods offered through the Company's services as a result of changes in consumer trends could have a material adverse effect on the Company's business, results of operations and financial condition.

***The effective operation of the Company's platform is dependent on technical infrastructure and certain third-party service providers.***

Our ability to attract, retain, and serve customers is dependent upon the reliable performance of our Platform and the underlying technical infrastructure. We may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business will be reliant upon third party partners such as financial service providers and cash-out providers, payment terminals and equipment providers. Any disruption or failure in the services from third party partners used to facilitate our business could harm our business. Any financial or other difficulties these partners face may adversely affect our business, and we exercise little control over these partners, which increases vulnerability to problems with the services they provide.

***There is no assurance that the Company will be profitable.***

There is no assurance that we will earn profits in the future, or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

*We could lose the right to the use of our domain names.*

We have registered domain names for our website that we use in our business. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours, especially in the light of our expected expansion in SEA. Domain names similar to ours may be registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management's attention.

*We may be required to expend resources to protect Platform information or we may be unable to launch our services.*

From time to time, other companies may copy information from our Platform, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. We have no assurance other companies will not copy, publish or aggregate content from our Platform in the future. When third parties copy, publish, or aggregate content from our Platform, it makes them more competitive, and decreases the likelihood that consumers will visit our website or use our mobile app to find the information they seek, which could negatively affect our business, results of operations and financial condition. We may not be able to detect such third-party conduct in a timely manner and, even if we could, we may not be able to prevent it. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may be inadequate to protect us against such practices. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights.

*Breaches of our online commerce security could occur and could have an adverse effect on our reputation.*

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography and cybersecurity, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

*Our business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems or deficiency in our cyber security.*

We rely on information technology (IT) systems, including third-party "cloud based" service providers, to keep financial records, maintain laboratory data, clinical data, and corporate records, to communicate with staff and external parties and to operate other critical functions. This includes critical system such as email, other communication tools, electronic document repositories and archives. If any of these third-party information technology providers are compromised due to computer viruses, unauthorised access, malware, natural disasters, fire, terrorism, war and telecommunication failures, electrical failure, cyber-attacks or cyber-intrusions over the internet, then sensitive emails or documents could be exposed or deleted. Similarly, we could incur business disruption of our access to the internet is compromised, and we are unable to connect with third-party IT providers. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorist, has general increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, we reply on those third parties to safeguard important confidential personal data regarding our employees and customers enrolled in our platform. If a disruption event were to occur and caused interruptions in a third-party IT provider's operation, it could result in a disruption of our platform operation. To the extent that any disruption or security breach results in a loss of damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and development of our platform could be delayed or could fail.

***The Company may not have the ability to manage its growth.***

The Company anticipates that significant expansion will be required to address potential growth in its customer base and market opportunities. The Company's anticipated expansion is expected to place a significant strain on the Company's management, operational and financial resources. To manage any material growth of its operations and personnel, the Company may be required to improve existing operational and financial systems, procedures and controls and to expand, train and manage its employee base. There can be no assurance that the Company's planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that the Company's management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations may be materially adversely affected.

***The Company may engage in acquisition activity, which could have adverse effects on its business.***

If appropriate opportunities present themselves, the Company intends to acquire, as the Company did in 2022 and 2023, businesses, technologies, platforms, services, or products that the Company believes are strategic. The Company currently has no binding commitments or agreements with respect to any material acquisition. While the Company is discussing potential acquisitions, there can be no assurance that the Company will be able to successfully negotiate currently contemplated acquisitions or successfully negotiate or finance future contemplated acquisitions, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Future contemplated acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future contemplated acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

***We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.***

The Company is, and will be, heavily dependent on the skill, acumen and services of the management and other employees of the Company. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and employees are at-will employees, which means they may terminate their employment relationship with us at any time, although several of our executive officers are required to give the Company written notice if they resign for other than Good Reason (as defined in the employment agreements), and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Executive may terminate the employment agreements other than for good reason upon thirty (30) days' written notice to Company.

***Illegal use of our Platform could result in adverse consequences to the Company.***

Despite measures the Company will implement to detect and prevent identify theft or other fraud our Platform remains susceptible to potentially illegal or improper uses. Despite measures the Company will take to detect and lessen the risk of this kind of conduct, the Company cannot assure that these measures will succeed. The Company's business could suffer if customers use the Platform for illegal or improper purposes.

If merchants on our Platform are operating illegally, the Company could be subject to civil and criminal lawsuits, administrative action, and prosecution for, among other things, money laundering or for aiding and abetting violations of law. The Company would lose the revenues associated with these accounts and could be subject to material penalties and fines, both of which would seriously harm its business.

***We are subject to certain risks by virtue of our international operations.***

We operate and expand internationally. We expect to expand our international operations significantly by accessing new markets abroad and expanding our offerings in new languages: not less than all languages in SEA countries. Our platform is now available in English and several other languages. However, we may have difficulty modifying our technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and our competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

- recruiting and retaining qualified, multi-lingual employees, including customer support personnel;

- increased competition from local websites and guides and potential preferences by local populations for local providers;

- compliance with applicable foreign laws and regulations, including different privacy, censorship and liability standards and regulations and different intellectual property laws;

- providing solutions in different languages for different cultures, which may require that we modify our solutions and features to ensure that they are culturally relevant in different countries;

- the enforceability of our intellectual property rights;

- credit risk and higher levels of payment fraud;

- compliance with anti-bribery laws;

- currency exchange rate fluctuations;

- foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

- political and economic instability in some countries;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and

- higher costs of doing business internationally.

***Changes in the economic, political, or legal environment of the Asia Pacific region.***

Substantially all of our revenues are derived from SEA. As a result, our business is subject to the economic, political and legal environment in SEA. The economies of SEA differ from other countries in various respects such as government involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, many SEA countries relied on a planned economy. State-owned enterprises still account for a substantial portion of SEA's industrial output, though governments in general are reducing the level of direct control that they exercise over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to market economies and enterprise reform.

Other than Singapore, the legal systems of SEA countries in which the Company operates, also differ from most common law jurisdictions, in that they are systems in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials, courts, and lawyers. The courts of some countries of Asia Pacific region have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials, courts and lawyers often express different views on the legality, validity and effect of a particular legal document. In addition, the views of a governmental authority received on a particular issue have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Asia Pacific region's national courts, arbitration centers and administrative agencies in the event of a dispute is uncertain.

As part of their transition from planned economies to more market-oriented ones, the governments implemented a series of economic reforms, including lowering trade barriers and import quotas to encourage and promote foreign investment. The governments promulgated a series of laws and regulations on local and foreign investment, which set out the types of corporate vehicle investors may establish to carry out their investment projects. Nevertheless, conflicting interpretations between local regulators in different provinces in a country, and between different ministries can create confusion over key issues in certain countries. Many of the reforms in SEA are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the governments will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of these changes adversely affect us or our business, or if we are unable to capitalize on the economic reform measures of the pertinent governments, our business, results of operations and financial condition could be adversely affected.

***Many of the economies in SEA have or are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.***

While many of the economies in SEA have experienced rapid growth over the last two decades, they have also experienced inflationary pressures. As governments take steps to address inflationary pressures, there may be significant changes in the availability of bank credits, interest rates, limitations on loans, restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If our revenues rise at a rate that is insufficient to compensate for the rise in our costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

***Our business will be exposed to foreign exchange risk.***

We derive substantially all of our revenue from the operations of our Platform in Vietnam and expect to derive our revenue from SEA. Our functional currencies will by necessity be the currencies of the countries of SEA. Our reporting currency is the U.S. dollar. We translate our results of operations using the average exchange rate for the period, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions, and we translate our financial position at the period-end exchange rate. Accordingly, any significant fluctuation between the currencies of countries of SEA and South Asia on the one hand and the U.S. dollar on the other could expose us to foreign exchange risk.

A significant depreciation in many of the currencies of countries of SEA against major foreign currencies may have a material adverse impact on our results of operations and financial condition because our reporting currency is the U.S. dollar. If, in the future, significant depreciation in many of the currencies of countries of SEA, we may be unable to meet any foreign currency payment obligations.

***If inflation increases significantly in SEA or South Asia countries, it could adversely affect our business.***

Should inflation in SEA countries increase significantly, our costs, including our staff costs and transportation are expected to increase. Furthermore, high inflation rates could have an adverse effect on the countries' economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in SEA countries could materially and adversely affect our business, results of operations, financial condition and prospects.

***Geopolitical unrest in the regions in which we operate could adversely affect our business.***

Most of our operations and business activities are conducted in SEA, whose economies and legal systems remain susceptible to risks associated with an emerging economy and which is subject to higher geopolitical risks than developed countries. Examples include the social unrests in 2014 in Vietnam targeting China-related businesses and ongoing territorial and other disputes between Vietnam and its neighboring countries in Asia. Social and political unrest could give rise to various risks, such as loss of employment and safety and security risks to persons and property. Any such event may in turn have a material and adverse effect on our business, results of operations and financial position.

Recently, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

**Regulatory Risks**

***The payment processing regulatory regimes of the countries in which we operate could have adverse consequences on our business.***

From time-to-time, governments and regulatory bodies may review the legislation and regulations applied to the e-commerce and payment processing industry in which the Company operates. Such reviews could result in the enactment of new laws and/or the adoption of new regulations in SEA, South Asia, the US or elsewhere, which might adversely impact businesses in those countries in general and consequently, may threaten the Company's growth prospects. More specifically, the Company is operating in the e-commerce and payment processing industry, which is strictly regulated. Regulation is extensive and designed to protect consumers and the public, while providing standard guidelines for business operations. In the offering of its products, the Company is subject to certain federal and provincial laws and regulations relating to its financial product offerings, including laws and regulations governing such things as Know-Your-Customer (KYC), Anti-Money Laundering (AML), Anti-Terrorist Financing (ATF) and safeguarding the privacy of customers' personal information. Failure to comply with, or changes to, existing or future laws and regulations could result in significant unforeseen costs and limitations, and could have an adverse impact on the Company's business, results of operations and/or financial condition

***Regulation of the internet generally could have adverse consequences on our business.***

We are also subject to general business regulations and laws in SEA specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet, e-commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

***Privacy regulations could have adverse consequences on our business.***

We receive, collect, store, process, transfer, and use personal information and other user data. There are numerous international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries, or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users' data, or their interpretation, or any changes regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our Platform.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Further, public scrutiny of or complaints about technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

***Regulation of bonus cards could have adverse consequences on our business.***

Our platform's payment system inevitably provides our customers with bonuses that may or may not be deemed gift certificates, store gift cards, general-use prepaid cards, or other vouchers, or "gift cards", subject to, various laws of multiple jurisdictions. Many of these laws include specific disclosure requirements and prohibitions or limitations on the use of expiration dates and the imposition of certain fees. Various companies that provided deal products similar to ours around the world are currently or were defendants in purported class action lawsuits.

The application of various other laws and regulations to our products is uncertain. These include laws and regulations pertaining to unclaimed and abandoned property, partial redemption, revenue-sharing restrictions on certain trade groups and professions, sales and other local taxes and the sale of alcoholic beverages. In addition, we may become, or be determined to be, subject to United States federal or state laws or laws in SEA or South Asia countries we operate regulating money transmitters or aimed at preventing money laundering or terrorist financing, including the Bank Secrecy Act, the USA PATRIOT Act and other similar future laws or regulations in the United States and in the applicable SEA or South Asia countries.

If we become subject to claims or are required to alter our business practices as a result of current or future laws and regulations, our revenue could decrease, our costs could increase and our business could otherwise be harmed. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, fines, judgments or settlements could harm our business.

***The requirements of being a public company.***

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the "Exchange Act", the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and Remuneration Committee, and qualified executive officers.

As a result of disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

***We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.***

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in Asia, which may experience corruption. Our activities in Asia create the risk of unauthorized payments or offers of payments by one of the employees, consultants or agents of our company, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

***We may be subject to risks related to litigation and other legal proceedings that may materially adversely affect our business, operating results or financial condition.***

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs. We do not own any patents, and, therefore, may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

***Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt.***

The financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations may be dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving profitability.

***We may face potential liability and expense for legal claims based on the content on our Platform.***

We may face potential liability and expense for legal claims relating to the information that we publish on our website and our Platform, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. For example, businesses may in the future claim, that we are responsible for defamatory reviews posted by our users. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove valuable content from our website or mobile app, our Platform may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

***Protection of Intellectual Property Rights are important for the future of our business.***

The future success of our business is dependent upon the intellectual property rights surrounding the technology, including trade secrets, know-how and continuing technological innovation. Although we will seek to protect our proprietary rights, our actions may be inadequate to protect any proprietary rights or to prevent others from claiming violations of their proprietary rights. There can be no assurance that other companies are not investigating or developing other technologies that are similar to our technology. In addition, effective intellectual property protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate designation of our technology. Any of these claims, with or without merit, could subject us to costly litigation. If the protection of proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished. Any of these events could have an adverse effect on our business and financial results.

Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. We are seeking to protect our trademarks and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

**Risks Relating to Ownership of Our Securities**

***We may not be able to satisfy listing requirements of Nasdaq to maintain a listing of our common stock.***

Although our common stock is currently listed on Nasdaq, we must meet certain regulatory, financial and liquidity criteria to maintain such listing, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders' ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

***If we fail to meet all applicable Nasdaq requirements and the Nasdaq Stock Market LLC determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment and harm our business.***

On May 25, 2023, we received a letter (the "Nasdaq Staff Letter") from The Nasdaq Stock Market LLC ("Nasdaq") indicating that, for the last thirty (30) consecutive business days, the bid price for the Company's common stock had closed below the minimum $1.00 per share requirement for continued listing

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days to regain compliance. The letter states that the Nasdaq staff will provide written notification that the Company has achieved compliance with Rule 5550(a)(2) if the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of ten (10) consecutive business days. The Nasdaq Staff Letter has no immediate effect on the listing or trading of the Company's common stock.

The initial notification letter stated that the Company would be afforded 180 calendar days to regain compliance, and that the Company may be eligible for additional time. Although the Company did not regain compliance with Nasdaq Listing Rule 5550(a)(2) within the initial 180 calendar day period, Nasdaq determined that the Company was eligible for the additional 180 calendar day period to regain compliance.

In order to regain compliance, the closing bid price of the Company's common stock must be at least $1 per share for a minimum of ten consecutive business days during the additional 180 calendar day period ending May 20, 2024. The Company intends to consider all available options to regain compliance with the Nasdaq listing standards.

If the Company does not regain compliance with Rule 5550(a)(2) by May 20, 2024, if the Company is not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq would notify the Company that its securities would be subject to delisting. In the event of such a notification, the Company may appeal to the Nasdaq staff's determination to delist its securities. There can be no assurance that the Nasdaq staff would grant the Company's request for continued if it does not comply with the Nasdaq Listing Rules.

If we fail to meet the applicable Nasdaq requirements in the future and Nasdaq determines to delist our common stock, the delisting could substantially decrease trading in our ordinary shares and adversely affect the market liquidity of our common stock; adversely affect our ability to obtain financing on acceptable terms, if at all, for the continuation of our operations; and harm our business. You may be unable to sell your common stock in the United States unless a market can be established or sustained. Additionally, the market price of our common stock may decline further and stockholders may lose some or all of their investment.

***The trading price of our common stock is likely to be volatile, which could result in substantial losses to investors.***

The trading price of our common stock is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors. In addition to market and industry factors, the market price and trading volume for the common stock may be highly volatile for factors specific to our own operations, including the following:

- variations in our net revenue, earnings and cash flows;

- announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

- announcements of new offerings and expansions by us or our competitors;

- changes in financial estimates by securities analysts;

- detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;

- announcements of new regulations, rules or policies relevant for our business;

- additions or departures of key personnel;

- release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

- potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our common stock will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially adversely affect our financial condition and results of operations.

***Future sales of our common stock in the public market could cause the market price of our common stock to decline.***

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Our shareholders may sell all or part of their holdings as soon as any applicable transfer restrictions have ended and such sales could have a negative impact on the market price of our common stock. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

***If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.***

The trading market for our common stock could depend in part on the research and reports that certain securities or industry analysts publish about us or our business. Several analysts may cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

***A possible "short squeeze" due to a sudden increase in demand of our common stocks that largely exceeds supply may lead to price volatility in our common stock.***

Investors may purchase our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may in turn*,* dramatically increase the price of our common stock until investors with short exposure are able to purchase additional shares of common stock to cover their short position. This is often referred to as a "short squeeze." A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to the performance or prospects of our company and once investors purchase the shares of common stock necessary to cover their short position the price of our common stock may decline.

***Our Founder, Dennis Nguyen, will continue to own a significant percentage of our common stock and our Super Voting Preferred Stock and will be able to exert significant control over matters subject to shareholder approval.***

Dennis Nguyen, our Founder and former CEO, currently beneficially owns common stock and Super Voting Preferred Stock that provide him with 52.0% of the voting power of our voting stock. Therefore, even after further offerings, he will have the ability to substantially influence us through this ownership position. For example, he may be able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

***An active market for our common stock in which investors can resell their shares may not continue to exist.***

Prior to our initial public offering that closed on November 12, 2021, there was no public market for our shares of common stock. Although our common stock began trading on the Nasdaq Capital Market in November 2021, we cannot predict the extent to which an active market for our common stock will develop or be sustained, or how the development of such a market might affect the market price of our common stock. The value of our common stock can be adversely affected by a variety of factors, including problems with the development and expansion of our business offerings, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

***Failure to maintain effective controls on financial reporting could have an adverse impact on our business and we have identified a material weakness in our internal control over financial reporting.***

Prior to our initial public offering in November 2021, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. Furthermore, we are a newly public company and are not required to provide a report on internal control over financial reporting as of the end of our most recent fiscal year. While operating as a public company, we and our independent registered public accounting firm may identify material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remedy our material weakness, or if we generally fail to establish and maintain effective internal controls appropriate for a public company, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors' confidence and our stock price.

***We may need to implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.***

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. Also, our securities are listed on a U.S. national securities exchange and we are required to comply with marketplace rules and heightened corporate governance standards. Compliance with the Sarbanes-Oxley Act and other SEC and U.S. national securities exchange requirements will increase our costs and require additional management resources. We recently have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

If we do not maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

***We are an "emerging growth company" under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.***

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are not applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the "Securities Act") for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an "emerging growth company" until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

***As a "controlled company" under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.***

Mr. Dennis Nguyen, our Founder and Former Chief Executive Officer, is currently the beneficial owner of voting stock that provides him with approximately 52.0% of the voting power of our voting stock. We currently meet the definition of a "controlled company" under the corporate governance standards for NASDAQ listed companies and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of the NASDAQ Stock Market.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a "controlled company" as defined under the listing rules of The Nasdaq Stock Market LLC.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

- an exemption from the rule that a majority of our board of directors must be independent directors;

- an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

- an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the "controlled company" exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the "controlled company" exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

***We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.***

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Nevada state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

***We will indemnify and hold harmless our officers and directors to the maximum extent permitted by Nevada law.***

Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the fullest extent not prohibited by Nevada law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

**Item 1B.    Unresolved Staff Comments**

None.

**Item 1C.    Cybersecurity.**

**Risk Management and Strategy**

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect SOPA, including our business strategy, results of operations, or financial condition. Refer to "Part I, Items 1A — Risk Factor Relating to SOPA's business — Our business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems or deficiency in our cyber security" in this Form 10-K for additional discussion about cybersecurity-related risks.

**Cybersecurity Governance**

Our Board of Directors holds oversight responsibility over SOPA's risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of SOPA's major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group Chief Technology Officer of our business units are primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

**Item 2.  Properties.**

Our principal executive offices are located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

As of December 31, 2023, the Company recorded the ROU asset and lease obligation of $1,411,226. We do not currently own any real estate.

| COUNTRY | SUPPLIER | LEASE | DATE OF AGREEMENT | TERM |
|---|---|---|---|---|
| Singapore | Morning Star Pte. Ltd. | 137 Market Street, #14-01/02, Grace Global Raffles, Singapore 048943 | August 2, 2022 | 3 years from October 15, 2022 |
| Singapore | Lo Tjhan Kwong and Tina Kumalasari Widyatmadja | 18 Marina Boulevard #43-09 Marina Bay Residences Singapore 018980 | August 17, 2023 | 2 years from September 18, 2023 |
| Vietnam | Pls Investment Trading Company | 5th floor, PLS Building, 366 Nguyen Trai, Ward 8, District 5, Ho Chi Minh | January 11, 2022 | 3 years from February 20, 2022 |
| Vietnam | Mvillage Joint Stock Company | Room 104, 359/1 Le Van Sy, Ward 13, District 3, HCM City | February 19, 2023 | 1 year from February 19, 2023 |
| Vietnam | Service And Office Rental Enterprise | 9th floor, Ford Thang Long building, 105 Lang Ha, Dong Da, Hanoi | September 4, 2023 | 3 years from October 1, 2023 |
| Philippines | Averon Holdings Corporation | 6780 Ayala Avenue Makati City 1226 Philippines | February 22, 2022 | 2 years from March 16, 2022 |
| Thailand | Boutique Prakhanong 3 Ltd. | unit 301, 3rd floor, 7 Soi Sukhumvit 69, Sukhumvit Road, Prakhanong-Nua Sub district, Wattana District, Bangkok | December 1, 2022 | 3 years from October 8, 2022 |
| Thailand | Boutique Prakhanong 3 Ltd. | unit 302, 3rd floor, 7 Soi Sukhumvit 69, Sukhumvit Road, Prakhanong-Nua Sub district, Wattana District, Bangkok | April 21, 2023 | 3 years from April 30, 2023 |
| Thailand | Boutique Prakhanong 3 Ltd. | unit 309, 3rd floor, 7 Soi Sukhumvit 69, Sukhumvit Road, Prakhanong-Nua Sub district, Wattana District, Bangkok | December 1, 2022 | 3 years from October 8, 2022 |
| Indonesia | PT Alfindo Mercu Estate | AIA Central Lower Ground No.1, 28th Floor, Jl. Jend Sudirman Kav. 48A, Jakarta 12930 | July 20, 2022 | 3 years from November 17, 2022 |
| Indonesia | Agustinus Prasetio | The Residence Unit 38B, Ciputra World 1 Jakarta, Jl. Prof. DR. Satrio No.1, RT.18/RW.4, Kuningan, Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12940 | June 26, 2023 | 1 year from August 12, 2023 |

**Item 3.  Legal Proceedings**

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.

The Company is currently litigating three cases pending in the Supreme Court for the State of New York, New York County.

Two cases are employment actions filed by former employees who seek compensation alleged to be due pursuant to agreements with the Company. Both of the employees are represented by the same counsel and filed their cases in the Supreme Court of the State of New York, County of New York, in December 2019.

In one of those actions, brought by Rahul Narain, a former employee claims entitlement to compensation and a bonus totaling $566,000 and 130-195 shares of Company common stock, together with costs. For the 130 shares he contends were not delivered, he alleges damages of approximately $750,000. The Company responded to the complaint and also asserted counterclaims in the proceeding for $1,500,000 to $4,000,000 plus punitive damages, together with interest and costs, arising from, inter alia, the former employee's breach of contract, unfair competition, misappropriation of trade secrets and breach of fiduciary duty. The former employee has responded to the Company's counterclaims and discovery has been conducted. The discovery phase is now over. The Company filed a motion for partial summary judgment to dismiss Rahul Narain's claims for damages associated with the 130-195 shares of the Company's common stock. Rahul Narain has filed a motion for partial summary judgment on his claims for compensation and for damages he alleges associated with his contention that the Company did not deliver the shares of common stock under a warrant. In that motion he seeks the monetary value of that stock, which he contends is $749,190 plus interest, and also seeks partial summary judgment for his claim seeking $566,000 in compensation, specifically to the motion, he seeks $60,000. His motion also seeks to dismiss the Company's counterclaims. Rahul Narain has also filed a motion in limine to preclude the Company's expert witness as to damages for some of the Company's counterclaims. The Court denied the Company's motion for summary judgment and granted Mr. Narain's motion for summary judgment on his claims on the warrant and for a portion of his salary, giving him a recovery of $749,190 plus interest as of September 4, 2019 and for his salary of $10,000 per month for the months of September, October, and November of 2023 plus interest, and denied the remainder of his motion, including those portions seeking to dismiss the Company's counterclaims and to preclude the Company's expert witness. The Company has filed a Notice of Appeal of this decision and has also filed a motion to reargue the decision. Following the grant of partial summary judgment, a judgment was entered in the office of the Clerk of the Supreme Court in the amount of $1,082,078.91. Subsequently, Mr. Narain served a restraining notice on the Company and has made a motion to appoint a receiver to sell Thoughtful Media Group Inc. and NusaTrip Inc. and disburse proceeds to Mr. Narain sufficient to satisfy the judgment, granting the receiver the right to retain counsel and bankers and to pay them from the proceeds of such sale, or in the alternative, directing the Company to pay Mr. Narain from the sale of any of its assets to satisfy the judgment and enjoining the company from diverting those funds to anyone else until the judgment is satisfied. The Company bonded the judgment and therefore the Court denied the motion without prejudice. In that same Order, the Court denied the Company's motion to reargue Mr. Narain's motion for partial summary judgment. Finally, the parties recently attempted to mediate their claims before the Appellate Division, First Department, however such efforts did not result in a settlement. The Company intends to continue to defend Mr. Narain's claims vigorously.

In the other employment action, brought by Thomas O'Connor, a former employee, and CVO Advisors Pte. Ltd., involves claims of entitlement to salary payments and expense reimbursement in the amount of $122,042.60, plus liquidated damages, together with costs. This former employee also made claims based on a failure to deliver between 1,721 and 2,536 shares of the Company's common stock. For the 1,721 shares of stock which he contends were not delivered, he alleges damages of $9,918,000. In addition, this action also includes claims by a plaintiff-entity alleging entitlement to $8 million in shares of the Company's Series A Preferred stock. The Company responded to the complaint and also asserted counterclaims against the former employee in the proceeding for $1,500,000 to $2,000,000 plus punitive damages, together with costs, arising from, inter alia, the former employee's breach of contract, breach of fiduciary duty, tortious interference and fraud. The former employee has responded to the Company's counterclaims and this action is still in the discovery phase of litigation. Thomas O'Connor has filed a motion to strike the Company's answer and counterclaims or in the alternative precluding Society Pass from offering evidence or for a Conditional Order for production. Thomas O'Connor has also filed a motion for partial summary judgment on his cause of action regarding the 1,721 shares of stock that were allegedly not delivered and is seeking the cash value of those shares. The Company has opposed that motion, and the motion is sub judice. In addition, the Company has appealed the grant of the motion on liability and Mr. O'Connor has appealed the denial of the motion on the damages portion. The Company filed a Notice of Appeal with respect to same. In addition, Mr. O'Connor had filed a motion to restrain and enjoin the company from transferring or otherwise disposing any of its assets, including but not limited to extraordinary cash or equity/option payouts to its directors and officers and from transferring or otherwise disposing any of its operating assets, including but not limited to Thoughtful Media Group Inc., NusaTrip Inc., and any other of the Company's majority owned corporate subsidiaries. The motion was denied, but granted in part to the extent that the Company must promptly inform Mr. O'Connor of any agreement(s) to sell its subsidiaries. The Court also scheduled a valuation hearing for the shares granted in Mr. O'Connor's motion for summary judgment which will take place on May 29 and 30 of 2024. Mr. O'Connor has made a motion in limine to preclude the Company's expert from testifying at such valuation hearing, which motion the Company intends to oppose vigorously.

The third case was brought by the Company against former employees Mr. Narain and Mr. O'Connor, in addition to two companies they started, operating under the name Growth Hero. The Company commenced this action on May 18, 2023. The Company alleges, inter alia, that Narain, O'Connor, and Growth Hero misappropriated the Company's intellectual property and alleges other related torts pertaining to the business conducted by Growth Hero. The Company brought claims sounding in breach of contract, breach of the implied covenant of good faith and fair dealing, misappropriation of trade secrets, unfair competition, breach of fiduciary duties, violation of the Stored Communication Act, and for a permanent injunction. The Company seeks damages in an amount to be determined at trial. The Company has filed a motion to extend the time to service of process on Mr. O'Connor and the corporate entities and for leave to serve them via email, and has also initiated a Hague Convention application for international service upon them. The motion was granted to the extent that the Company's time to serve Mr. O'Connor has been extended, without prejudice to renew. Rahul Narain has been served with process and has made a motion to dismiss the claims against him. The Company has submitted an opposition to this motion. The motion was granted due to the Court's opinion that the claims set forth against Mr. Narain in this case were the same as the counterclaims asserted against Mr. Narain in his lawsuit against the Company.

The Company disputes each claim in the above referenced matters and intends to defend the pending actions noted above. The ultimate outcome of any damages that may become payable if its defence is unsuccessful in whole or in part is not probable nor estimable at this time. While the Company feels confident in its defence of these pending matters, there can be no assurance that it will prevail and that any damages that may be awarded will not be material to the results of operations or financial condition of the Company.

The Company does not believe any of the foregoing actions will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

**Item 4.     Mine Safety Disclosures**

Not applicable.

**Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information**

Our common stock is trading on the Nasdaq Capital Market under the symbol "SOPA."

**Holders**

As of March 31, 2024, there were 110 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, this number is not representative of the total number of beneficial owners of our stock.

**Dividends**

We have never declared or paid any cash dividend on our common stock. We intend to retain any future earnings to finance the operation and expansion of our business and fund our share repurchase program, and we do not expect to pay cash dividends in the foreseeable future.

**Recent Sales of Unregistered Securities**

None.

**Issuer Purchases of Equity Securities**

The Company did not repurchase any of its equity securities during the fourth quarter ended December 31, 2023.

**Item 6.    [Reserved]**

**Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations.**

*The following discussion and analysis provide information which we believe is relevant to an assessment and understanding of our audited consolidated results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. For a complete discussion of forward-looking statements, see the section in this report entitled "Forward-Looking Statements." Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the sections in this report entitled "Risk Factors" and "Forward-Looking Statements". Our historical results are not necessarily indicative of the results that may be expected for any period in the future.*

**Overview**

We are, through the acquisition and operation of e-commerce platforms and mobile applications through our direct and indirect wholly or majority-owned subsidiaries, building the next generation digital ecosystem and loyalty platform in Southeast Asia ("SEA") primarily Singapore, Thailand, Indonesia, Vietnam and the Philippines.

The companies by the Company form the Society Pass Group (the "Group"). The Group currently markets to both consumers and merchants in SEA while maintaining an administrative headquarters in Singapore and a software development center in the Philippines. We continue to expand our e-commerce ecosystem throughout the rest of SEA by making selective acquisitions of leading e-commerce companies and applications with particular focuses on Vietnam, Thailand, Indonesia and Philippines of SEA. Material acquisitions include:

- In February 2021, we acquired an online lifestyle platform of Leflair branded assets (the "Leflair Assets").

- In February 2022, we acquired NREI and Dream Space in February 2022 which operate the food delivery companies Pushkart in the Philippines and Handycart in Vietnam, respectively.

- In May 2022, we acquired Gorilla Net and Gorilla Mobile in May 2022.

- In July 2022, through our wholly owned subsidiary, New Retail Experience Incorporated, we acquired Mangan PH Food Delivery Services Corp., a corporation registered in [Philippines;

- In July 2022, through our wholly owned subsidiary, Thoughtful Media Group Incorporated, a Nevada corporation, we acquired a digital marketing company with significant operations in Thailand and the United States.

- In August 2022, we acquired entities that give us ownership of the Nusatrip travel services marketing platform.

- In April, 2023, through our 100% owned subsidiary Thoughtful Media Group Inc and Adactive Media CA Inc acquired 100% of outstanding capital stock of PT Thoughtful Media Group Indonesia (Formerly known as PT Wahana Cerita Indonesia), an Indonesia-based company operating digital marketing and event organizing.

- In April, 2023, through our 99% owned subsidiary Nusatrip International Pte. Ltd. acquired 100% of the outstanding capital stock of Mekong Leisure Travel Company Limited (changed business nature from Join Stock Company), a Vietnam-based travel agency.

- In July, 2023, through our 99% owned subsidiary Mekong Leisure Travel Company Limited acquired 100% of the outstanding capital stock of Vietnam International Travel and Service Joint Stock Company, a Vietnam-based travel agency.

Operating in SEA, we are focused on certain operating verticals: loyalty, lifestyle, telecommunications, digital media, and travel. We scaled back our operations in the food and beverage delivery market in 2023.

*Loyalty*

The Company spent over two years building a cutting edge, proprietary IT architecture to effectively scale and support our ecosystem's companies, consumers and merchants. Using our loyalty platform, consumers may earn, and merchants may issue, Society Points. The Company will aggregate the data across various touch points and build a realistic view or consumer behavior and use this behavior to increase sales across our ecosystem by: cross-pollinating acquired companies with other existing verticals, customer re-targeting, offline and online behavior prediction and cross promotions and loyalty points. The Company ecosystem becomes a key enabler for our users by converting this aggregation of data into creation of loyalty for our ecosystem companies to generate revenue.

*Lifestyle*

The Company has an online lifestyle platform to enable the consumers to purchase high-end brands of all categories under its own brand name of "Leflair". Under the deployment of the Company's smart search engine, consumers search or review their favorite brands among hundreds of choices in Apparel, Bags & Shoes, Accessories, Health & Beauty, Home & Lifestyle, International, Women, Men and Kids & Babies categories. The platform also allows consumers to order from hundreds of vendor choices with personalized promotions based on purchase history and location. The platform has also partnered up with a Vietnam-based delivery company, Amilo, to offer seamless delivery of product from merchant to consumer's home or office at the touch of a button. Consumers can place orders for delivery or collect at the Company's logistics center.

*Digital Marketing*

The acquisition of a digital media platform, TMG, amplifies the reach and engagement of the Company's e-commerce ecosystem and retail partners. Originally founded in 2010, TMG today creates and distributes digital advertising campaigns across its multi-channel network in both SEA and the US. With its intimate knowledge of local markets, digital marketing technology tools and social commerce business focus, advertisers leverage TMG's wide influencer network throughout SEA to market and sell advertising inventory exclusively with specific placement and effect.

As a result, Thoughtful Media's content creator partners earn a larger share of advertising revenues from international consumer brands. Thoughtful Media's data-rich multi-channel network has uploaded over 675,000 videos with over 80 billion video views. The current network of 263 YouTube channels has onboarded over 85 million subscribers with an average monthly viewership of over 600 million views.

*Telecommunications*

The Company also has online telecommunication reseller platform operating under brand name of "Gorilla" to enable the consumers to subscribe local mobile data and overseas internet data in different subscription package. Established in Singapore in 2019, Gorilla utilizes Web3 technology to operate a MVNO for its users in Southeast Asia. With network coverage to over 160 countries, Gorilla offers a full suite of mobile communication services such as local calls, international roaming, data, and SMS texting. More importantly, Gorilla enables its customers to convert unused mobile data into digital assets or Gorilla GO Tokens through its innovative proprietary blockchain-based SwitchBack feature. Gorilla GO Tokens in turn can be redeemed for eVouchers, to offset future bills, or be redeemed for other value-added services.

*Travel*

The Company purchased Nusatrip Group, a leading Jakarta-based Online Travel Agency ("OTA") in Indonesia and across SEA. The Nusatrip acquisition extended SoPa's business reach into SEA regional travel industry and marked the Company's first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, Nusatrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, Nusatrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors. During the year, NusaTrip Group also acquired two Vietnam based companies having branding name of "VLeisure" and "VIT" selling air ticket, hotel reservation and providing hotel management software to local market.

Our loyalty-focused and data-driven e-commerce marketing platform interfaces connect consumers with merchants in the lifestyle sectors, assisting local brick-and-mortar businesses to access new customers and markets to thrive in an increasingly convenience-driven economy. Our Platform integrates with both global and country-specific search engines and applications and accepts international address and phone number data, providing a consumer experience that respects local languages, address formats and customs. Our Strategic Partners (as defined below) work with us to penetrate local markets, while our Platform allows effortless integration with existing technological applications and websites.

On June 30, 2023, NextGen Retail Inc., a Nevada corporation (the "Buyer"), a wholly-owned subsidiary of the Company, entered into a Securities Purchase Agreement with Story-I Ltd., an Australian corporation ("Story-I Australia"), Story-I Pte Ltd., a Singapore corporation ("Story-I Singapore"), a wholly-owned subsidiary of Story-I Australia, and Michael Chan, to purchase 95% of the outstanding shares (the "Majority Shares") of PT Inetindo Infocom (the "Company"), an Indonesian company and retail reseller of Apple computers and other electronics in Indonesia. The consideration for the Majority Shares to be paid to Story-I Australia and Story-I Singapore by the Buyer is AUS$2,787,173, approximately US$ 1.85 million based on current exchange rates. The Company formally terminated the agreement on April 12, 2024.

### Global Events

The Russian-Ukraine war, Iran-Pakistan tension and the supply chain disruption have not affected any specific segment of our business.

### Software and Development

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of our applications.

Our software and development team are responsible for the design enhancements, development, testing and certification of the Application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services.

**Intellectual Property Portfolio**

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending patent rights. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights, including trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

**Financial Condition**

**Results of Operations**

The following table sets forth certain operational data for the years ended December 31, 2023 and 2022:

| | YEARS ENDED DECEMBER 31, | | | |
| --- | --- | --- | --- | --- |
| | | 2023 | | 2022 |
| Revenue, net | $ | 8,171,635 | $ | 5,635,553 |
| Cost of revenue | $ | (5,701,645) | $ | (4,668,580) |
| Gross income | $ | 2,469,990 | $ | 966,973 |
| Less operating expenses: | | | | |
| Sales and marketing expenses | $ | (577,931) | $ | (997,784) |
| Software development costs | $ | (55,645) | $ | (72,999) |
| Impairment loss | $ | — | $ | (7,499,881) |
| General and administrative expenses | $ | (19,796,832) | $ | (30,552,365) |
| Total operating expenses | $ | (20,430,408) | $ | (35,123,029) |
| **Loss from operations** | $ | (17,960,418) | $ | (34,156,056) |
| | | | | |
| Other income (expense): | | | | |
| Dividend income | $ | 7,638 | $ | 2,442 |
| Gain from early lease termination | $ | 1,064 | $ | 2,166 |
| Interest income | $ | 160,702 | $ | 84,116 |
| Interest expense | $ | (235) | $ | (25,105) |
| Gain (loss) on disposal of plant and equipment | $ | 1,438 | | (19,964) |
| Waiver of loan payable | $ | 192,716 | $ | — |
| Written-off of intangible assets | $ | (276,000) | $ | — |
| Written-off of plant and equipment | | (386,160) | | — |
| Other income | $ | 185,652 | $ | 101,010 |
| Total other income (expense) | $ | (113,185) | $ | 144,665 |
| Loss before income taxes | $ | (18,073,603) | $ | (34,011,391) |
| Income taxes | $ | (25,315) | $ | (3,631) |
| **NET LOSS** | $ | (18,098,918) | $ | (34,015,022) |

*Revenue.*   For the years ended December 31, 2023 and 2022, we generated revenue of $8,171,635 and $5,635,553 respectively. The revenue increase mainly from the sales of digital marketing and online ticketing and reservation.

*Revenue by business segment.*   For the years ended December 31, 2023 and 2022, digital marketing generated revenue of $5,966,611 and $2,593,674 respectively, online ticketing and reservations generate revenue of $1,606,800 and $724,991 respectively, online ordering including e-commerce and online F&B and groceries delivery generated revenue of $512,124 and $2,269,190 respectively, software subscription including POS Merchant and online hotel service software generated revenue of $62,082 and $23,801 respectively, and telecommunication reseller generated revenue of $24,018 and $23,747 respectively. Digital marketing and online ticketing and reservations increased as results covered only six months and seven months respectively in year 2022. Online ordering including e-commerce and online F&B and groceries delivery decreased as a result of stronger competition from big market players and mature of direct online platform from various sellers.

*Revenue by geographic segment.*    From the year ended December 31, 2022 to December 31, 2023, United States revenue increased from $2,310,933 to $3,936,733 and Thailand revenue increased from $225,172 to $1,083,080 both arise from digital marketing segment. Indonesia revenue increased from $443,147 to $1,235,834 arise from online ticketing and reservation business segment. Vietnam revenue decreased from $2,186,007 to $1,256,972 mainly due to revenue decrease in e-Commerce online ordering business segment. The rest of other geographic segment in the Philippines, Singapore and Malaysia has remained consistent.

**Top Customers Revenue for the years ended December 31, 2023 and 2022**

For the years ended December 31, 2023 and 2022, the following customer exceeded 10% of the Company's revenues:

| Customer | Year ended December 31, 2023 | | December 31, 2023 |
| --- | --- | --- | --- |
| | Revenues | Percentage of revenues | Accounts receivable |
| Customer A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,936,733 | 48.18% | 340,424 |

| Customer | Year ended December 31, 2022 | | December 31, 2022 |
| --- | --- | --- | --- |
| | Revenues | Percentage of revenues | Accounts receivable |
| Customer A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,310,933 | 41.01% | 385,183 |

The above significant customer is located in the United States.

*Cost of Revenue.*    For the years ended December 31, 2023 and 2022, we incurred cost of revenue of $5,701,645 and $4,668,580 respectively. The increase in cost of revenue was in line with increase in each revenue, and with better performance in digital marketing, averaging the lower increase in overall cost of revenue.

*Major vendors*

For the year ended December 31, 2023, the following vendor exceeded 10% of the Company's cost of revenue.

| Vendor | Year ended December 31, 2023 | | December 31, 2023 |
| --- | --- | --- | --- |
| | Purchases | Percentage of purchases | Accounts payable |
| Vendor A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,027,237 | 18.02% | 111,447 |

The above significant vendor is located in Thailand.

For the year ended December 31, 2022, there is no vendor exceeded 10% of the Company's cost of revenue.

*Gross Income.*    For the years ended December 31, 2023 and 2022, we recorded a gross income of $2,469,990 and $966,973, respectively. The increase is due to increased revenue from digital marketing and online ticketing and hotel reservation business whereas the cost of revenue in digital marketing increment lower in percentage than revenue.

*Sales and Marketing Expenses ("S&M").*    For the years ended December 31, 2023 and 2022, we have incurred S&M expenses of $577,931 and $997,784, respectively. The decrease in S&M is primarily attributable to the decreased in sales activities and the related marketing cost control throughout all business segments.

*Software Development Cost ("SDC").*    For the years ended December 31, 2023 and 2022, we incurred SDC expenses of $55,645 and $72,999, respectively. The decrease in SDC in 2023 is primarily attributable to the restructuring of our technology development team.

*Impairment Charge ("IC").* For the year ended December 31, 2022, we incurred IC expenses of $3,499,881. This is primarily attributable to the impairment of goodwill related to the acquisition of the NREI, Gorilla, TMG and Nusatrip which were expensed during the period due to the short life term of the asset and the quantum of consideration. There were no IC expenses incurred for the year ended December 31, 2023.

*General and Administrative Expenses ("G&A").* For the years ended December 31, 2023 and 2022, we incurred G&A expenses of $19,796,832 and $30,552,365, respectively. The decrease in G&A is primarily attributable to the decrease in professional costs associated with costs related to business acquisitions, stock-based compensation for services, and D&O insurance costs.

*Income Tax Expense.* Our income tax expenses for the years ended December 31, 2023 and 2022 was $25,315 and $3,631, respectively.

*Net Loss.* As a result of the items noted above, for the year ended December 31, 2023, we incurred a net loss of $18,098,918, as compared to $34,015,022 for the year ended December 31, 2022. The net loss decreased primarily attributable to improvement in gross profit and decrease in general and administrative expenses.

**Liquidity and Capital Resources**

As of December 31, 2023, we had cash and cash equivalents of $3,628,670, accounts receivable of $1,338,170, deposits, prepayments and other receivables of $2,207,774 and inventories of $431,483, contract assets of $247,368.

As of December 31, 2022, we had cash and cash equivalents of $18,930,986, accounts receivable of $951,325, deposits, prepayments and other receivables of $2,711,042 and inventories of $310,932.

While the Company believes that it will be able to continue to grow the Company's revenue base and control expenditures, there is no assurance it will be able to do so. The Company continually monitors its cash, capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company's business development activities, general and administrative expenses and growth strategy. We expect to continue to rely on cash generated through financing from public offerings or private offerings of our or one or more of our subsidiaries' securities, to finance our operations and future acquisitions. The Company believes that it has sufficient liquidity to continue its current business plans and operations for more than one year.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Net cash used in operating activities. | $ (13,908,134) | $ (14,453,759) |
| Net cash (used in) provided by investing activities. | (340,246) | 177,393 |
| Net cash (used in) provided by financing activities | (785,525) | 10,182,905 |
| Effect on exchange rate change. | (245,449) | (167,980) |
| Net change in cash and cash equivalents* | (15,279,354) | (4,261,441) |
| Cash and cash equivalent* at beginning of year | 19,003,336 | 23,264,777 |
| Cash and cash equivalent* at end of year | 3,723,982 | 19,003,336 |

\* *Cash and cash equivalent in statements of cash flows includes restricted cash*

*Net Cash Used in Operating Activities*

For the year ended December 31, 2023, net cash used in operating activities was $13,908,134, which consisted primarily of a net loss of $18,098,918, gain from early lease termination of $1,064, gain on disposal of plant and equipment $1,438, waiver of loan payable of $192,716, deferred tax assets of $149,858, accounts receivable of $167,307, contract assets of $227,058, contract liabilities of $260,518, accruals and other payables of $2,522,661 and operating lease liabilities of $643,043 partially offset by bad debts of $2,189, depreciation and amortization of $1,271,473, written-off of plant and equipment of $386,160, written-off intangible assets of $276,000, treasury stock of $145,000, stock-based compensation for services of $3,969,392, inventories of $550,674, deposits, prepayments and other receivables of $592,899, accounts payables of $412,847, advances to related parties of $180,305 and right of use assets of $569,508, respectively.

For the year ended December 31, 2022, net cash used in operating activities was $14,453,759, which consisted primarily of a net loss of $34,015,022, gain from early lease termination of $2,166, inventories of $85,516, contract assets of $20,310, accounts payables $862,215, accrued liabilities and other payables of $511,730, advance to related parties of $1,352,513 and operating lease liabilities of $579,997 partially offset by depreciation and amortization of $3,307,832, impairment loss of $3,499,881, financing charges — first insurance funding of $7,770, stock-based compensation for services of $8,299,566, accounts receivables of $168,953, deposits, prepayments and other receivables of $6,374,684, contract liabilities of $929,861 and right of use assets of $387,163.

Until we generate cash flows from operations, we expect to continue to rely on cash generated through financing from public offerings or private offerings by the Company or one or more of our subsidiaries' securities, however, to finance our operations and future acquisitions.

*Net Cash (Used In) Provided by Investing Activities*

For the year ended December 31, 2023, there was net cash outflow of $340,246 primarily consisted of purchase of property, plant and equipment of $219,214, purchase of intangible assets of $143,771, acquisition of subsidiary of $10,000, partially offset by cash received from business acquisition of $32,739.

For the year ended December 31, 2022, there was net cash inflow of $177,393 primarily consisted of the cash received from business acquisition of $1,643,659, partially offset by acquisition of subsidiaries of $820,000, purchase of assets in a business operation of $80,000 and purchase of property, plant, and equipment of $566,266.

*Net Cash (Used In) Provided by Financing Activities*

For the year ended December 31, 2023, net cash used in financing activities was $785,525, consisting of fund used in share buyback.

For the year ended December 31, 2022, net cash provided by financing activities was $10,182,905, consisting primarily of funds raised from a public offering of $10,402,891 and Series C-1 warrants exercised of $412,890 partially offset by repayment of the First Insurance Funding Loan of $632,876.

On May 25, 2023, we received a letter (the "Nasdaq Staff Letter") from The Nasdaq Stock Market LLC ("Nasdaq") indicating that, for the last thirty (30) consecutive business days, the bid price for the Company's common stock had closed below the minimum $1.00 per share requirement for continued listing.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days to regain compliance. The letter states that the Nasdaq staff will provide written notification that the Company has achieved compliance with Rule 5550(a)(2) if the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of ten (10) consecutive business days. The Nasdaq Staff Letter has no immediate effect on the listing or trading of the Company's common stock.

The initial notification letter stated that the Company would be afforded 180 calendar days to regain compliance, and that the Company may be eligible for additional time. Although the Company did not regain compliance with Nasdaq Listing Rule 5550(a)(2) within the initial 180 calendar day period, Nasdaq determined that the Company was eligible for the additional 180 calendar day period to regain compliance.

In order to regain compliance, the closing bid price of the Company's common stock must be at least $1 per share for a minimum of ten consecutive business days during the additional 180 calendar day period ending May 20, 2024. The Company intends to consider all available options to regain compliance with the Nasdaq listing standards.

If the Company does not regain compliance with Rule 5550(a)(2) by May 20, 2024, if the Company is not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq would notify the Company that its securities would be subject to delisting. In the event of such a notification, the Company may appeal the Nasdaq staff's determination to delist its securities. There can be no assurance that the Nasdaq staff would grant the Company's request for continued if it does not comply with the Nasdaq Listing Rules.

**Critical Accounting Policies and Estimate**

- Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

- Emerging Growth Company

We are an "emerging growth company" under the JOBS Act. For as long as we are an "emerging growth company," we are not required to: (i) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (ii) provide an auditor's attestation report on management's assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (iii) comply with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB") or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. However, we have elected to "opt out" of the extended transition period discussed in (i) and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards are required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

- Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, valuation and useful lives of intangible assets, impairment of long-lived assets, valuation of common stock and stock warrants, stock option valuations, imputed interest on amounts due to related parties, inventory valuation, revenue recognition, the allocation of purchase consideration in business combinations, and deferred tax assets and the related valuation allowance.

- Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

- Business combination

The Company follows Accounting Standards Codification ("ASC") ASC Topic 805, *Business Combinations* ("ASC 805") and ASC Topic 810, *Consolidation* ("ASC 810"). ASC Topic 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "fair value." The statement applies to all business combinations. Under ASC 805, all business combinations are accounted for by applying the acquisition method. Accounting for the resulting goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company's results of operations.

- Noncontrolling interest

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders' equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

- Segment reporting

ASC Topic 280, *Segment Reporting* ("Topic 280") establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in four reportable operating segments: (i) Online Grocery and Food and Groceries Deliveries, (ii) Digital marketing, (iii) Online ticketing and reservation, (iv) Telecommunications Reseller, (v) e-Commerce, and (vi) Merchant Point of Sale ("merchant POS").

- Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments. As of December 31, 2023 and 2022, the cash and cash equivalents excluded restricted cash amounted to $3,628,670 and $18,930,986, respectively.

The Company currently has bank deposits with financial institutions in the U.S. which exceed FDIC insurance limits. FDIC insurance provides protection for bank deposits up to $250,000, so there were uninsured balance of $83,152 and $9,256,175 as of December 31, 2023 and 2022, respectively. In addition, the Company has uninsured bank deposits of $3,262,161 and $9,047,911 with a financial institution outside the U.S as of December 31, 2023 and 2022, respectively. All uninsured bank deposits are held at high quality credit institutions.

- Restricted cash

Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged. As of December 31, 2023 and 2022, the restricted cash amounted to $95,312 and $72,350, respectively.

- Accounts receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer's financial condition, the customer's creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer's financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company does not have any off-balance-sheet credit exposure related to its customers, and as of both December 31, 2023 and 2022, there was no need for allowance for doubtful accounts.

- Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company's suppliers as merchandized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. During the years ended December 31, 2023 and 2022, the Company recorded an allowance for obsolete inventories of $0 and $0, respectively. The inventories amounted to $431,483 and $310,932 at December 31, 2023 and 2022, respectively.

- Prepaid expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. Since the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

- Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

|  | Expected useful lives |
| --- | --- |
| Computer equipment | 3 years |
| Office equipment | 5 years |
| Renovation | 5 years |

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

- Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, "*Impairment or Disposal of Long-Lived Assets*", all long-lived assets such as plant and equipment and intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

- Revenue recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- Identify the contract with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to performance obligations in the contract; and

- Recognize revenue as the performance obligation is satisfied.

The Company's **e-Commerce business** is primarily conducted using Leflair's Lifestyle Platform, as follows:

1) When a customer places an order on either the Leflair website or app, a sales orders report will be generated in the system. The Company will either fulfill this order from its inventory or purchase the item from the manufacturer or distributor. Once the Company has the item in its distribution center, it will contract with a logistics partner delivered to the end customer. The sale is recognized when the delivery is completed by the logistics partner to the end customer. Sale of products are offered with a limited right of return ranging from 3 to 30 days, from the date of purchase and not subject to any product warranty. The Company is considered the principal in this e-commerce transaction and reports revenue on a gross basis as the Company establishes the price of the product, has responsibility for fulfillment of the order and retains the risk of collection.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $414,120 and $2,118,191, respectively, in the Lifestyle sector.

The Company's **Merchant POS** offers both software and hardware products and services to vendors, as follows:-

Software sales consist of:

1) Subscription fees consist of the fees that the Company charge merchants to obtain access to the Merchant Marketing Program.

2) The Company provides optional add-on software services which includes Analytics and Chat box capabilities at a fixed fee per month.

3) The Company collects commissions when they sell third party hardware and equipment (cashier stations, waiter tablets and printers) to merchants.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $745 and $23,801, respectively, from software fees.

Hardware sales — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

The Company records revenues from the sales of third-party products on a "gross" basis pursuant to ASC Topic 606 when the Company controls the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC Topic 606 are present in the arrangement, revenue is recognized net of related direct costs since in these instances we act as an agent.

Software subscription fee — The Company's performance obligation includes providing customer access to our software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company's software sale arrangements grant customers the right to access and use the software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and the customer is entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with automatic one-year renewal. The subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

The Company records its revenues, net of value added taxes ("VAT"), which is levied at the rate of 10% on the invoiced value of sales.

**Grocery and food delivery** consists of online grocery under brand name "Pushkart" and food delivery service under brand name "Handycart" and "Mangan" as follows:

Customers place order for groceries and take-out food through our online platforms of "Pushkart", "Mangan" and "Handcart" respectively. When the grocery or food merchant receives and order, our platform will assign a third-party delivery service to pick up and deliver the grocery and/or food order to the customer. Revenue is recognized when the grocery and/or food is delivered, at which time the customer pays for the grocery and /or food order with cash, at Net of merchant cost.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $98,004 and $150,999, respectively, from this stream.

As a **telecommunication reseller** we provide local mobile data and overseas internet data plans under the brand name of "Gorilla," which is a group of company we acquired in May 2022. Our telecommunication revenues are recorded for ASC Topic 606 purposes as follows:

Local mobile plan — customers choose and subscribe to a monthly local mobile plan through our "Gorilla" online platform. The Company will proceed to register the sim card (effectively, the mobile telephone number activation card) and arrange delivery of that Sim card to the customer. Following Sim card activation, the system will capture the monthly data usage of each customer, calculated in accordance with the package data capacity and monthly subscription rate, which amounts are aggregated and recorded as revenue. Unused data will be converted to Rewards Points and carried forward to next month for potential subsequent data usage. As a result of the rewards points, the company also recognize revenue from Rewards Point redemption for subscription fees offset, voucher redemption, extra data purchases, that the customer chooses to use via our online platform.

Overseas internet data plan — a customer will place order for their desired overseas internet data plan through either the "Gorilla" online platform or third-party partner platforms. Subscription revenue is recognized when the Sim card is delivered and activated.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $24,018 and $23,747, respectively, from telecommunications.

**Digital marketing** revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company's revenue streams under ASC 606 is as follows:

***Marketing services from customers***

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

The Company derives its revenue from the provision of digital marketing services to customers. The Company offers customers with a comprehensive suite of digital marketing services to enhance their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. The customers can leverage the Company's experience in building content and fanbases with creators, their creators' creativity, engagement, and trust among creators' loyal fanbases to increase their brand awareness and sell products. The Company offers customized digital marketing solution, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for customers; (iv) uploading branded content on creators' social media channels; (v) amplifying the reach of creators' and customers' content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

The Company's customers' payment terms generally range from 30-60 days of fulfilling its performance obligations and recognizing revenue.

Campaign-based marketing services revenue is recognized as a distinct single performance obligation when the Company transfers services to customers, which occurs over time. The performance obligation may be a promise to place branded content on certain social media platforms and is satisfied upon delivery of such related services to customers. The duration of the service period is short, usually over 1-3 months. Such revenue is recognized at over time, for the amount the Company is entitled to receive, as and when the marketing services are provided and completed.

***Marketing services from social media platforms ("platform revenue")***

The Company also derives its advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube by monetizing its contents. The payments are usually received within 30 days upon completion of performance obligation for platform revenue services.

The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms, which occurs at a point in time. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously.

The Company records its revenues, net of value added taxes ("VAT"), which is levied at the rate of 10% on the invoiced value of sales.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $5,966,611 and $2,593,674, respectively, from this stream.

**Online ticketing and reservation** provide information, prices, availability, booking services for domestic and international air ticket, hotels, car, train, and hotel technology as follows:

The Company's revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.

The Company has a software subscription revenue generated from hotel in Vietnam, and online advertising revenue, reported in gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purpose. these revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Ticketing services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company's transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company's performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations. 100% of the Company's ticketing services revenues were recognized on a net basis, as an agent, during the years ended December 31, 2023 and 2022.

Hotel reservation services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company's transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Hotel technology platform software services

The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company's reservation and marketing platform.

Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.

The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.

Ancillary services

Ancillary revenues comprise primarily of the insurance commission and refund margin.

Insurance commission revenue received from B2B and B2C customers for selling of travel insurance through the Company's transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $1,606,800 and $724,991, respectively, from this stream.

*Principal vs Agent Considerations*

In accordance with ASC Topic 606, *Revenue Recognition: Principal Agent Considerations*, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment.

*Contract assets*

In accordance with ASC Topic 606, a contract asset arises when the Company transfers a good or performs a service in advance of receiving consideration from the customer as agreed upon. A contract asset becomes a receivable once the Company's right to receive consideration becomes unconditional.

There were contract assets balance was $247,368 and $20,310 on December 31, 2023 and 2022, respectively.

*Contract liabilities*

In accordance with ASC Topic 606, a contract liability represents the Company's obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer's consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company's contract liabilities balance was $1,265,753 and $1,405,090 on December 31, 2023 and 2022, respectively.

- Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC Topic 985, Software, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. These capitalized software costs are ratably amortized over the period of the software's estimated useful life. Costs incurred to enhance the Company's software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures arising from the development of the Company's own software are charged to operations as incurred. For the years ended December 31, 2023, and 2022, software development costs were $55,645 and $72,999, respectively. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have, to date, been immaterial and have been expensed as incurred.

- Cost of revenue

Cost of revenue under online ordering consist of the cost of merchandizes ordered by the consumers and the related shipping and handling costs, which are directly attributable to the sales of online ordering.

Cost of revenue related to software sales and licensing consist of the cost of software and payroll costs, which are directly attributable to the sales and licensing of software. Cost of revenue related to hardware sales consist of the cost of hardware and payroll costs, which are directly attributable to the sales of hardware.

Cost of revenue related to grocery and food delivery consist of the cost of the outsourced delivery and the outsource payment gateway, which are directly attributable to the sales of grocery and food delivery.

Cost of revenue related to our telecommunication data reseller segment consist of the cost of the primary telecommunication service, which are directly attributable to the sales of telecommunication data.

Cost of revenue under digital marketing consist of the cost of primary digital marketing service, which are directly attributable to the sales of digital marketing.

- Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers since those costs are borne by the Company's suppliers or distributors for our merchant POS business.

The shipping and handling costs for all segments other than our e-commerce segment are recorded net in sales. For shipping costs related to our e-commerce business, those shipping costs are recorded in cost of revenue.

- Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $577,931 and $997,784 for the years ended December 31, 2023 and 2022, respectively.

- Product warranties

The Company's provision for estimated future warranty costs is based upon the historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company's suppliers, the Company has concluded that no warranty liability is required as of December 31, 2023 and 2022. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal, although it looks at this issue every quarter to continue to support its assertion.

- Income tax

The Company adopted the ASC 740 Income Tax provisions, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the condensed consolidated financial statements. Under paragraph ASC Topic 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of ASC Topic 740, nor did it record any uncertain tax positions for the years ended December 31, 2023, and 2022.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. On a quarterly basis, the Company reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances to reduce those amounts to the amounts management believes will be realized in future income tax returns.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

- Foreign currencies translation and transactions

The reporting currency of the Company is the United States Dollar ("US$") and the accompanying consolidated unaudited condensed financial statements have been expressed in US$s. In addition, the Company's subsidiary is operating in the Republic of Vietnam, Singapore, India and Philippines and maintains its books and record in its local currency, Vietnam Dong ("VND"), Singapore Dollar ("SGD"), Indian Rupee ("INR"), Philippines Pesos ("PHP"), Malaysian Ringgit ("MYR), Thailand Baht ("THB") and Indonesian Rupiah ("IDR"), respectively, which are the functional currencies in which the subsidiary's operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, "Translation of Financial Statement" ("ASC 830") using the applicable exchange rates on the balance sheet date. Shareholders' equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder's equity.

Schedule of Foreign currencies translation and transactions:

Translation of amounts from SGD into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

|  | December 31, 2023 | December 31, 2022 |
| --- | --- | --- |
| Year-end SGD$:US$ exchange rate | $ 0.7575 | $ 0.7450 |
| Year average SGD$:US$ exchange rate | $ 0.7445 | $ 0.7254 |

Translation of amounts from VND into US$ has been made at the following exchange rates for the years December 31, 2023 and 2022:

|  | December 31, 2023 | December 31, 2022 |
| --- | --- | --- |
| Year-end VND$:US$ exchange rate | $ 0.000041 | $ 0.000042 |
| Year average VND$:US$ exchange rate | $ 0.000042 | $ 0.000043 |

Translation of amounts from INR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

|  | December 31, 2023 | December 31, 2022 |
| --- | --- | --- |
| Year-end INR$:US$ exchange rate | $ 0.0120 | $ 0.0121 |
| Year average INR$:US$ exchange rate | $ 0.0121 | $ 0.0127 |

Translation of amounts from PHP into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|
| Year-end PHP:US$ exchange rate | $ 0.0180 | $ | 0.0179 |
| Year average PHP:US$ exchange rate | $ 0.0180 | $ | 0.0184 |

Translation of amounts from THB into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|
| Year-end THB:US$ exchange rate | $ 0.0290 | $ | 0.0288 |
| Year average THB:US$ exchange rate | $ 0.0287 | $ | 0.0286 |

Translation of amounts from MYR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|
| Year-end MYR:US$ exchange rate | $ 0.2175 | $ | 0.2265 |
| Year average MYR:US$ exchange rate | $ 0.2193 | $ | 0.2275 |

Translation of amounts from IDR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|
| Year-end IDR:US$ exchange rate | $ 0.000065 | $ | 0.000064 |
| Year average IDR:US$ exchange rate | $ 0.000066 | $ | 0.000067 |

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

- Comprehensive income

ASC Topic 220, "*Comprehensive Income*", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders' equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

- Earning per share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

For the years ended December 31, 2023 and 2022, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company's net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

Schedule of computation of diluted net loss per share:

| | Years ended December 31, | |
| | 2023 | 2022 |
|---|---|---|
| Net loss attributable to Society Pass Incorporated | $ (18,134,128) | $ (33,786,107) |
| Weighted average common shares outstanding – Basic and diluted | 28,972,117 | 24,429,526 |
| Net loss per share – Basic and diluted | $ (0.63) | $ (1.38) |

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact:

Schedule of Common stock issued:

| | Years ended December 31, | |
| | 2023 | 2022 |
|---|---|---|
| Options to purchase common stock[a] | 1,945,270 | 1,945,270 |
| Warrants granted to underwriter | 3,803,229 | 3,793,929 |
| Warrants granted with Series C-1 Convertible Preferred Stock[b] | 1,068,000 | — |
| Total of common stock equivalents | 6,186,499 | 5,739,199 |

(a) The Board of Directors have approved a 10 year stock option at an exercise price of $6.49 per share that will be exercisable at any time.
(b) The expiry date of warrants granted with Series C-1 was June 30, 2022.

- Leases

The Company adopted Topic 842, *Leases* ("ASC 842") to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

As of December 31, 2023 and 2022, the Company recorded the right of use asset of $1,407,956 and $1,537,670, respectively.

- Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

- Share-based compensation

The Company follows ASC Topic 718, *Compensation — Stock Compensation* ("ASC 718"), which requires the measurement and recognition of compensation expense for all share-based payment awards (employee and non-employee), at grant-date fair value of the equity instruments that an entity is obligated to issue. Restricted stock units are valued using the market price of the Company's common shares on the date of grant. The Company uses a Black-Scholes option pricing model to estimate the fair value of employee stock options at the date of grant. As of December 31, 2023, those shares issued and stock options granted for service compensation, vest 180 days after the grant date, and therefore these amounts are thus recognized as expense during the years ended December 31, 2023, and 2022. Stock-based compensation is recorded in general and administrative expenses within the Consolidated Statements of Operations and Other Comprehensive Loss, with corresponding credits to common stock and accumulated paid-in capital.

- Warrants

In connection with certain financing, consulting and collaboration arrangements, the Company has issued warrants to purchase shares of its preferred and common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using a Black-Scholes Option Pricing Model as of the measurement date. The Company uses a Black-Scholes option pricing model to estimate the grant date fair value of the warrants. Warrants issued in conjunction with the issuance of common stock are initially recorded at fair value as a reduction in additional paid-in capital (the accounting treatment for common stock issuance costs). All other warrants are recorded at the grant date fair value as an expense over the requisite service period, or at the date of issuance if the warrants vest immediately, with corresponding credits to additional paid-in capital.

- Related parties

The Company follows ASC 850-10, *Related Party Disclosures* ("ASC 850") for the identification of related parties and the disclosure of related party transactions.

Pursuant to ASC 850, the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under ASC 825, *Financial Instruments*, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required by ASC 850. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

- Commitments and contingencies

The Company follows the ASC 450, *Commitments*, to account for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, which assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available, that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows if the current level of facts and circumstances changes in the future.

- Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

| Level 1 | Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. |
| Level 2 | Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. |
| Level 3 | Pricing inputs that are generally observable inputs and not corroborated by market data. |

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, contract liabilities, accrued liabilities and other payables, amounts due to related parties and operating lease liabilities, approximate their fair values because of the short maturity of these instruments.

- Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board ("FASB") or other standard setting bodies and adopted by the Company as of the specified effective date.

In June 2022, the FASB issued Accounting Standards Update No. 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions* ("ASU 2022-03). This ASU was issued to resolve differences in practice regarding how to record the issuance of common stock with sale restrictions that pertain to the receiving party. The FASB concluded in ASU 2022-03 that these types of restrictions were not attributes of the stock issued but related to the parties to whom the stock was issued. As a result, the ASU 2022-03 requires companies to record the issuance of this type of restricted stock at its face value (i.e., not discount the stock because the receiving party can't immediately sell the stock). From time-to-time, the Company may acquire another company in a transaction in which Company restricted stock is issued. The Company has reviewed ASU 2022-03 and does not expect that it will affect the Company.

In November 2023, the FASB issued ASU No 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted.

In December 2023, the FASB issued ASU No 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

All other recently issued, but not yet effective, 2023 Accounting Standards Updates are not expected to have an effect on the Company.

**Item 7A.    Quantitative and Qualitative Disclosures About Market Risk.**

As a "Smaller Reporting Company", this Item and the related disclosure is not required.

**Item 8.     Financial Statements and Supplementary Data.**


**SOCIETY PASS INCORPORATED**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders of Society Pass Incorporated and its subsidiaries

**Opinion on the consolidated financial statements**

We have audited the accompanying consolidated balance sheets of Society Pass Incorporated and its subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations and other comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Going Concern Uncertainty**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has suffered loss for year of $18,373,522, negative operating cash flow of $13,908,134, working capital deficit of $2,387,427 and accumulated deficit of $99,272,691 as at December 31, 2023 that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the United States Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*/s/ OneStop Assurance PAC*

We have served as the Company's auditor since 2022

Singapore

April 15, 2024

# SOCIETY PASS INCORPORATED
## CONSOLIDATED BALANCE SHEETS
### AS OF DECEMBER 31, 2023 AND 2022
#### (Currency expressed in United States Dollars ("US$"))

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 3,628,670 | $ 18,930,986 |
| Restricted cash | 95,312 | 72,350 |
| Accounts receivable, net | 1,338,170 | 951,325 |
| Inventories | 431,483 | 310,932 |
| Contract assets | 247,368 | 20,310 |
| Deposits, prepayments and other receivables | 2,207,774 | 2,711,042 |
| Deferred tax assets | 149,858 | — |
| Total current assets | 8,098,635 | 22,996,945 |
| | | |
| Non-current assets: | | |
| Intangible assets, net | 6,081,728 | 7,458,089 |
| Goodwill | 88,197 | — |
| Plant and equipment, net | 686,658 | 706,038 |
| Right of use assets, net | 1,407,956 | 1,537,670 |
| Total non-current assets | 8,264,539 | 9,701,797 |
| **TOTAL ASSETS** | $ 16,363,174 | $ 32,698,742 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' DEFICIT** | | |
| Current liabilities: | | |
| Accounts payables | $ 1,690,651 | $ 1,296,571 |
| Contract liabilities | 1,265,753 | 1,405,090 |
| Accrued liabilities and other payables | 6,866,169 | 8,325,225 |
| Due to related parties | 9,900 | 22,311 |
| Deferred tax liabilities | 69,000 | 69,000 |
| Operating lease liabilities | 563,276 | 467,938 |
| Loan | 21,313 | 28,164 |
| Total current liabilities | 10,486,062 | 11,614,299 |
| | | |
| Non-current liabilities | | |
| Operating lease liabilities | 847,950 | 1,073,126 |
| **TOTAL LIABILITIES** | 11,334,012 | 12,687,425 |
| | | |
| **COMMITMENTS AND CONTINGENCIES** | | |
| Convertible preferred shares; $0.0001 par value, 5,000,000 shares authorized, 4,916,500 and 4,916,500 shares undesignated as of December 31, 2023 and 2022, respectively | | |
| Series A shares: 10,000 shares designated; 0 and 0 Series A shares issued and outstanding as of December 31, 2023 and 2022, respectively | — | — |
| Series B shares: 10,000 shares designated; 0 and 0 Series B shares issued and outstanding as of December 31, 2023 and 2022, respectively | — | — |
| Series B-1 shares: 15,000 shares designated; 0 and 0 Series B-1 shares issued and outstanding as of December 31, 2023 and 2022, respectively | — | — |
| Series C shares: 15,000 shares designated; 0 and 0 Series C shares issued and outstanding as of December 31, 2023 and 2022, respectively, net of issuance cost | — | — |
| Series C-1 shares: 30,000 shares designated; 0 and 0 Series C-1 shares issued and outstanding as of December 31, 2023 and 2022, respectively, net of issuance cost | — | — |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Series X Super Voting Preferred Stock, $0.0001 par value, 3,500 shares designated; 3,500 and 3,500 Series X shares issued and outstanding as of December 31, 2023 and 2022, respectively | — | — |
| Common shares; $0.0001 par value, 95,000,000 shares authorized; 33,262,362 and 27,082,849 shares issued and outstanding as of December 31, 2023 and 2022, respectively | 3,326 | 2,708 |
| Additional paid-in capital | 105,603,434 | 101,427,160 |
| Less: Common shares held in treasury, at cost; 1,111,605 and 0 shares at December 31, 2023 and 2022, respectively | (785,525) | — |
| Accumulated other comprehensive gain (loss) | (242,129) | 56,527 |
| Accumulated deficit | (99,272,691) | (81,138,563) |
| Total equity attributable to Society Pass Incorporated | 5,306,415 | 20,347,832 |
| Non-controlling interest | (277,253) | (336,515) |
| **TOTAL EQUITY** | 5,029,162 | 20,011,317 |
| **TOTAL LIABILITIES AND EQUITY** | $ 16,363,174 | $ 32,698,742 |

See accompanying notes to consolidated financial statements.

**SOCIETY PASS INCORPORATED**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND**
**OTHER COMPREHENSIVE LOSS**
**FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022**
**(Currency expressed in United States Dollars ("US$"))**

| | Years ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Revenue, net** | | |
| Sales – online ordering | $ 512,124 | $ 2,269,190 |
| Sales – digital marketing | 5,966,611 | 2,593,674 |
| Sales – online ticketing and reservation | 1,606,800 | 724,991 |
| Sales – data | 24,018 | 23,747 |
| Software sales | 62,082 | 23,801 |
| Hardware sales | — | 150 |
| **Total revenue** | 8,171,635 | 5,635,553 |
| **Cost of revenue:** | | |
| Cost of online ordering | (474,576) | (2,107,815) |
| Cost of digital marketing | (4,953,510) | (2,227,413) |
| Cost of online ticketing and reservation | — | (94,048) |
| Cost of data | (44,750) | (10,134) |
| Software sales | (228,809) | (229,059) |
| Hardware sales | — | (111) |
| **Total cost of revenue** | (5,701,645) | (4,668,580) |
| Gross income | 2,469,990 | 966,973 |
| | | |
| Operating expenses: | | |
| Sales and marketing expenses | (577,931) | (997,784) |
| Software development costs | (55,645) | (72,999) |
| Impairment loss | — | (3,499,881) |
| General and administrative expenses | (19,796,832) | (30,552,365) |
| Total operating expenses | (20,430,408) | (35,123,029) |
| **Loss from operations** | (17,960,418) | (34,156,056) |
| | | |
| Other income (expense): | | |
| Dividend income | 7,638 | 2,442 |
| Gain on early lease termination | 1,064 | 2,166 |
| Interest income | 160,702 | 84,116 |
| Interest expense | (235) | (25,105) |
| Gain (loss) on disposal of plant and equipment | 1,438 | (19,964) |
| Waiver of loan payable | 192,716 | — |
| Written-off of intangible assets | (276,000) | — |
| Written-off of plant and equipment | (386,160) | — |
| Other income | 185,652 | 101,010 |
| Total other income (expense) | (113,185) | 144,665 |
| Loss before income taxes | (18,073,603) | (34,011,391) |
| Income taxes | (25,315) | (3,631) |
| **NET LOSS** | (18,098,918) | (34,015,022) |
| **NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST** | 35,210 | (228,915) |
| **NET LOSS ATTRIBUTABLE TO SOCIETY PASS INCORPORATED** | $ (18,134,128) | $ (33,786,107) |
| | | |
| Other comprehensive income (loss): | | |
| Net loss | (18,098,918) | (34,015,022) |
| Foreign currency translation adjustment | (274,604) | 106,051 |
| | | |
| **COMRPEHENSIVE LOSS** | $ (18,373,522) | $ (33,908,971) |
| Net income (loss) attributable to non-controlling interest | 35,210 | (228,915) |
| Foreign currency translation adjustment attributable to non-controlling interest | 24,052 | (4,816) |
| Comprehensive loss attributable to Society Pass Incorporated | $ (18,432,784) | $ (33,675,240) |
| Net loss per share attributable to Society Pass Incorporated: | | |
| –Basic | $ (0.63) | $ (1.38) |
| –Diluted | $ (0.63) | $ (1.38) |
| Weighted average common shares outstanding | | |
| –Basic | 28,972,117 | 24,429,526 |
| –Diluted | 28,972,117 | 24,429,526 |

See accompanying notes to consolidated financial statements.

# SOCIETY PASS INCORPORATED
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(Currency expressed in United States Dollars ("US$"))

**Year ended December 31, 2023**

| | Preferred Stock Number of Shares | Amount | Common Stock Number of Shares | Amount | Treasury Stock Number of Shares | Amount | Additional Paid in Capital | Accumulated other comprehensive income | Accumulated deficits | Non-controlling interest | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balances at January 1, 2023** | **3,500** | $ — | **27,082,849** | **$ 2,708** | — | $ — | **$101,427,160** | $ 56,527 | $(81,138,563) | $(336,515) | $20,011,317 |
| Shares issued for services | — | — | 3,196,078 | 320 | — | — | 1,985,439 | — | — | — | 1,985,759 |
| Shares issued for accrued salaries | — | — | 783,437 | 78 | — | — | 490,095 | — | — | — | 490,173 |
| Shares issued to acquire subsidiary | — | — | 177,814 | 18 | — | — | 62,482 | — | — | — | 62,500 |
| Share issued for director's fee | | | 738,744 | 74 | | | 266,593 | | | | 266,667 |
| Shares issued upon the exercise options | | | 783,440 | 78 | — | — | 1,226,715 | — | — | — | 1,226,793 |
| Share issued for treasury stock | | | 500,000 | 50 | | | 144,950 | | | | 145,000 |
| Shares repurchase during the period | — | — | — | — | 1,111,605 | (785,525) | — | — | — | — | (785,525) |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | (298,656) | — | 24,052 | (274,604) |
| Net loss for the year | — | — | — | — | — | — | — | — | (18,134,128) | 35,210 | (18,098,918) |
| **Balances at December 31, 2023** | **3,500** | $ — | **33,262,361** | **$ 3,326** | **1,111,605** | **$(785,525)** | **$105,603,434** | **$ (242,129)** | **$(99,272,691)** | **$(277,253)** | **$ 5,029,162** |

**Year ended December 31, 2022**

| | Preferred Stock Number of shares | Amount | Common stock Number of shares | Amount | Additional paid-in capital | Accumulated other comprehensive (loss) income | Accumulated deficits | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2022 | 3,500 | $ — | 19,732,406 | $ 1,973 | $ 79,833,290 | $ (54,340) | $(47,352,456) | $ (102,784) | $32,325,683 |
| Shares issued for services | — | — | 1,420,025 | 141 | 5,972,933 | — | — | — | 5,973,074 |
| Shares issued for accrued salaries | — | — | 197,339 | 20 | 355,199 | — | — | — | 355,219 |
| Sale of units in public offering (net of expense) | — | — | 3,484,845 | 348 | 10,402,543 | — | — | — | 10,402,891 |
| Shares issued to acquire subsidiary | — | — | 876,560 | 88 | 2,059,154 | — | — | — | 2,059,242 |
| Share issued upon the exercise of warrant | — | — | 187,300 | 19 | 412,871 | — | — | — | 412,890 |
| Share issued for accrued services | — | — | 13,273 | 1 | 119,456 | — | — | — | 119,457 |
| Shares issued to acquire non-controlling interest | — | — | 2,497 | — | — | — | — | — | — |
| Shares issued for director's remuneration | — | — | 316,092 | 32 | 899,964 | — | — | — | 899,996 |
| Share issued for acquire business operation | — | — | 69,072 | 7 | 133,993 | — | — | — | 134,000 |
| Share issued upon the exercise options | — | — | 783,440 | 79 | 1,237,757 | — | — | — | 1,237,836 |
| Foreign currency translation adjustment | — | — | — | — | — | 110,867 | — | (4,816) | 106,051 |
| Net loss for the year | — | — | — | — | — | — | (33,786,107) | (228,915) | (34,015,022) |
| Balance as of December 31, 2022 | 3,500 | $ — | 27,082,849 | $ 2,708 | $101,427,160 | $ 56,527 | $(81,138,563) | $ (336,515) | $20,011,317 |

See accompanying notes to consolidated financial statements.

# SOCIETY PASS INCORPORATED
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
#### (Currency expressed in United States Dollars ("US$"))

| | Years ended December 31, | |
| --- | ---: | ---: |
| | **2023** | **2022** |
| **Cash flows from operating activities:** | | |
| Net loss | $ (18,098,918) | $ (34,015,022) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Bad debts | 2,189 | — |
| Depreciation and amortization | 1,271,473 | 3,307,832 |
| Gain from early lease termination | (1,064) | (2,166) |
| Gain on disposal of plant and equipment | (1,438) | — |
| Written-off of plant and equipment | 386,160 | — |
| Written-off of intangible assets | 276,000 | — |
| Impairment loss | — | 3,499,881 |
| Waiver of loan payable | (192,716) | — |
| Financing charges – first insurance funding | — | 7,770 |
| Treasury stock | 145,000 | — |
| Stock based compensation for services | 3,969,392 | 8,299,566 |
| Deferred tax assets | (149,858) | — |
| Change in operating assets and liabilities: | | |
| Accounts receivable | (167,307) | 168,953 |
| Inventories | 550,674 | (85,516) |
| Deposits, prepayments and other receivables | 592,899 | 6,374,684 |
| Contract assets | (227,058) | (20,310) |
| Contract liabilities | (260,518) | 929,861 |
| Accounts payables | 412,847 | (862,215) |
| Accrued liabilities and other payables | (2,522,661) | (511,730) |
| Advances to related parties | 180,305 | (1,352,513) |
| Right of use assets | 569,508 | 387,163 |
| Operating lease liabilities | (643,043) | (579,997) |
| Net cash used in operating activities | (13,908,134) | (14,453,759) |
| | | |
| **Cash flows from investing activities:** | | |
| Purchase of intangible assets | (143,771) | — |
| Purchase of property, plant, and equipment | (219,214) | (566,266) |
| Purchase of subsidiary | (10,000) | (820,000) |
| Purchase of assets in a business operation | — | (80,000) |
| Cash from purchase of subsidiary and business operation | 32,739 | 1,643,659 |
| Net cash provided by (used in) investing activities | (340,246) | 177,393 |
| | | |
| **Cash flows from financing activities:** | | |
| Proceed from the issuance of preferred stock and exercise of warrants into preferred stock | — | 412,890 |
| Proceeds from initial public offering, net of offering expenses | — | 10,402,891 |
| Repayment of loan | — | (632,876) |
| Repurchase of common share | (785,525) | — |
| Net cash provided by (used in) financing activities | (785,525) | 10,182,905 |
| Effect on exchange rate change on cash and cash equivalents | (245,449) | (167,980) |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | (15,279,354) | (4,261,441) |
| **CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR** | 19,003,336 | 23,264,777 |
| | | |
| **CASH AND CASH EQUIVALENT AT END OF YEAR** | $ 3,723,982 | $ 19,003,336 |
| | | |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for interest | $ 235 | $ — |
| Cash paid for income tax | $ 7,225 | $ — |
| | | |
| **Reconciliation to amounts on audited consolidated balance sheets:** | | |
| Cash and cash equivalents | 3,628,670 | 18,930,986 |
| Restricted cash | 95,312 | 72,350 |
| | | |
| Total cash, cash equivalents and restricted cash | 3,723,982 | 19,003,336 |
| | | |
| **NON-CASH INVESTING AND FINANCING ACTIVITIES** | | |
| Shares issued to acquire subsidiary | $ 62,500 | $ 2,059,242 |
| Shares issued to acquire business operation | $ — | $ 134,000 |
| Shares issued for accrued services | $ — | $ 119,457 |
| Impact of adoption of ASC 842 – lease obligation and ROU asset | $ 303,011 | $ 1,762,350 |

See accompanying notes to consolidated financial statements.

**(Currency expressed in United States Dollars ("US$"))**

## NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION

Society Pass Incorporated (the "Company") was incorporated in the State of Nevada on June 22, 2018, under the name of Food Society Inc. On October 3, 2018, the Company changed its company name to Society Pass Incorporated. The Company, through its subsidiaries, mainly sells and distributes the hardware and software for a Point of Sales (POS) application in Vietnam. The Company also has online lifestyle platform to enable consumers to purchase high-end brands of all categories under its own brand name of "Leflair." The Company has made several acquisitions in calendar year 2022 and 2023, as follows:

- In February 2022, the Company completed the acquisition of 100% of the equity interest of New Retail Experience Incorporated and Dream Space Trading Company Limited through its subsidiary — Push Delivery Pte Limited, which two companies mainly provide an on-line grocery and food delivery platform in the Philippines and Vietnam respectively.
- In May 2022, the Company completed another acquisition of 100% of the equity interests of Gorilla Networks Pte Ltd, Gorilla Mobile Pte Ltd, Gorilla Connects Pte Ltd and Gorilla Networks (VN) Co Ltd (collectively, "Gorilla Networks"), a food delivery service.
- In July, 2022, the Company and its wholly owned subsidiary Thoughtful Media Group Incorporated collectively acquired 100% of the equity interests of Thoughtful Media Group Incorporated and AdActive Media, Inc. (collectively "Thoughtful Media"), whose business provides services to advertisers that helps to make internet advertising more effective.
- In July, 2022, the Company acquired 100% of the equity interests of Mangan PH Food Delivery Service Corp. ("Mangan), a Philippines restaurant and grocery delivery business.
- In August, 2022, the Company and its 95%-owned subsidiary SOPA Technology, Pte, Ltd., collectively acquired 75% of the outstanding capital stock of Nusatrip International Pte Ltd. ("Nusatrip") and also purchased all of the outstanding capital stock of PT Tunas Sukses Mandiri ("Tunas"), a company existing under the law of the Republic of Indonesia, and both engaged in online ticketing and reservation services.
- In April, 2023, the Company's 100% owned subsidiary Thoughtful Media Group Inc and Adactive Media CA Inc acquired 100% of outstanding capital stock of PT Wahana Cerita Indonesia, an Indonesia company operating digital marketing and event organizing.
- In April, 2023, the Company's 99% owned subsidiary Nusatrip International Pte. Ltd. acquired 100% of the outstanding capital stock of Mekong Leisure Travel Company Limited (changed business nature from Join Stock Company), a Vietnam travel agency.
- In July, 2023, the Company's 99% owned subsidiary Mekong Leisure Travel Company Limited acquired 100% of the outstanding capital stock of Vietnam International Travel and Service Joint Stock Company, a Vietnam travel agency.

On February 10, 2021, the Company effected a 750 for 1 forward stock split of the issued and outstanding shares of the Company's common stock. The number of authorized shares and par value remain unchanged. All share and per share information in these financial statements and its footnotes have been retroactively adjusted for the years presented, unless otherwise indicated, to give effect to the forward stock split.

On September 21, 2021, the Company effected a 1 for 2.5 reverse stock split of the issued and outstanding shares of the Company's common stock. The number of authorized shares and par value remain unchanged. All share and per share information in these financial statements and its footnotes have been retroactively adjusted for the years presented, unless otherwise indicated, to give effect to the reverse stock split.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION** (cont.)

The forward stock split and reverse stock split transactions described above had no effect on the stated value of the preferred stock and the number of designated shares and outstanding shares of each series of preferred stock was unchanged in accordance with the respective certificate of designations. The number of authorized shares of preferred stock also remained unchanged.

The registration statement for the Company's Initial Public Offering became effective on November 8, 2021. On November 8, 2021, the Company entered into an underwriting agreement with Maxim Group LLC (the "Underwriter") related to the offering of 2,888,889 shares of the Company's common stock (the "Firm Shares"), at a public offering price of $9.00 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 45 days, to purchase an additional 236,111 shares of common stock (the "Option Shares") to cover over-allotments. The Company raised gross proceeds of $26,000,001 and $2,124,999 from its initial public offering and from the sale of the Option Shares, respectively.

On February 8, 2022, the Company entered into an underwriting agreement (the "Underwriting Agreement") with the "Underwriter, related to the offering of 3,030,300 shares (the "Shares") of the Company's common stock and warrants to purchase up to 3,030,300 shares of common stock of the Company (the "Warrants"). Each Share was sold together with one Warrant to purchase one Share at a combined offering price of $3.30. In addition, the Company granted the Underwriter a 45-day over-allotment option to purchase up to an additional 454,545 Shares and/or Warrants, at the public offering price, less discounts and commissions. On February 10, 2022, the Underwriter gave notice to the Company of the full exercise of their over-allotment option and that delivery of the overallotment securities was made on February 11, 2022.

On June 30, 2023, NextGen Retail Inc., a Nevada corporation (the "Buyer"), a wholly-owned subsidiary of the Company, entered into a Securities Purchase Agreement with Story-I Ltd., an Australian corporation ("Story-I Australia"), Story-I Pte Ltd., a Singapore corporation ("Story-I Singapore"), a wholly-owned subsidiary of Story-I Australia, and Michael Chan, to purchase 95% of the outstanding shares (the "Majority Shares") of PT Inetindo Infocom (the "Company"), an Indonesian company and retail reseller of Apple computers and other electronics in Indonesia. The consideration for the Majority Shares to be paid to Story-I Australia and Story-I Singapore by the Buyer is AUS$2,787,173, approximately US$ 1.85 million based on current exchange rates. The Company formally terminated the agreement on April 12, 2024.

Schedule of Description of subsidiaries

| Name | Place and date of incorporation | Principal activities | Particulars of registered/paid up share capital | Effective interest held |
|---|---|---|---|---|
| Society Technology LLC | United States, January 24, 2019 | IP Licensing | US$1 | 100% |
| SOPA Cognitive Analytics Private Limited | India February 5, 2019 | Computer sciences consultancy and data analytics | INR 1,238,470 | 100% |
| SOPA Technology Pte. Ltd. | Singapore, June 4, 2019 | Investment holding | SGD 1,250,000 | 95% |
| SOPA Technology Company Limited | Vietnam October 1, 2019 | Software production | Registered: VND 2,307,300,000; Paid up: VND 1,034,029,911 | 100% |
| Thoughtful Media (Singapore) Pte. Ltd. (FKA: Hottab Pte Ltd. (HPL)) | Singapore January 17, 2015 | Digital marketing | SGD 620,287.75 | 100% |

(Currency expressed in United States Dollars ("US$"))

**NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION** (cont.)

| Name | Place and date of incorporation | Principal activities | Particulars of registered/paid up share capital | Effective interest held |
|---|---|---|---|---|
| Hottab Vietnam Co. Ltd | Vietnam April 17, 2015 | Sale of POS hardware and software | VND 1,000,000,000 | 100% |
| Thoughtful Media Group Co. Ltd (FKA: Hottab Asset Company Limited) | Vietnam July 25, 2019 | Digital marketing | VND 5,000,000,000 | 100% |
| Nextgen Retail Inc (FKA: Leflair Incorporated) | United States December 7, 2021 | Investment holding | US$1 | 100% |
| SOPA Capital Limited | United Kingdom December 07, 2021 | Investment holding | GBP 1 | 100% |
| Thoughtful Media (Philippines) Incorporated (FKA: SOPA (Phil) Incorporated) | Philippines Jan 11, 2022 | Investment holding | PHP 11,000,000 | 100% |
| New Retail Experience Incorporated | Philippines Jan 16, 2020 | On-line Grocery delivery platform | PHP 3,750,000 | 100% |
| Dream Space Trading Co. Ltd | Vietnam May 23, 2018 | On-line Grocery and food delivery platform | VND 500,000,000 | 100% |
| Push Delivery Pte Ltd | Singapore January 7, 2022 | Investment holding | US$2,000 | 100% |
| Gorilla Networks Pte. Ltd. | Singapore September 3, 2019 | Investment holding | US$2,620,000 and SGD 730,000 | 100% |
| Gorilla Connect Pte. Ltd. | Singapore May 18, 2022 | Telecommunications resellers | SGD 100 | 100% |
| Gorilla Mobile Singapore Pte. Ltd. | Singapore August 6, 2020 | Telecommunications resellers | SGD 100 | 100% |
| Gorilla Networks (VN) LLC | Vietnam December 16, 2020 | Telecommunications resellers | VND 233,000,000 | 100% |
| Thoughtful Media Group Incorporated | United States June 28,2022 | Investment holding | US$10 | 100% |
| Thoughtful (Thailand) Co. Ltd | Thailand September 2, 2014 | Digital marketing | THB 4,000,000 | 99.75% |
| AdActive Media CA Inc. | United States April 12, 2010 | Digital marketing | Preferred: US$1,929.1938 Common: US$4,032.7871 | 100% |
| PT Tunas Sukses Mandiri | Indonesia February 8, 2010 | Online ticketing and reservation | IDR 26,000,000 | 99% |
| Nusatrip Malaysia Sdn Bhd | Malaysia March 1, 2017 | Online ticketing and reservation | MYR 52,000 | 99% |
| Nusatrip Singapore Pte Ltd | Singapore December 6, 2016 | Online ticketing and reservation | SGD 212,206 | 99% |
| Nusatrip International Pte Ltd | Singapore January 9, 2015 | Online ticketing and reservation | SGD 905,006.51 | 99% |
| PT Thoughtful Media Group Indonesia (FKA: PT Wahana Cerita Indonesia) | Indonesia January 14, 2022 | Digital marketing and event organizer | IDR 51,000,000 | 100% |
| Mekong Leisure Travel Company Limited | Vietnam October 6, 2011 | Online ticketing, reservation and system | VND 875,460,000 | 99% |

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION** (cont.)

| Name | Place and date of incorporation | Principal activities | Particulars of registered/paid up share capital | Effective interest held |
|---|---|---|---|---|
| Vietnam International Travel and Service Joint Stock Company | Vietnam November 16, 2012 | Ticketing | VND 1,900,000,000 | 100% |
| Sopa Incorporated | Unites States May 22, 2023 | Investment holding | Common: US$0.10 | 100% |
| Nusatrip Incorporated | United States May 22,2023 | Investment holding | Common: US$0.10 | 100% |
| Thoughtful Media (Malaysia) Sdn Bhd | Malaysia October 18, 2023 | Digital marketing | MYR 1,000 | 100% |

The Company and its subsidiaries are hereinafter referred to as (the "Company").

On February 23, 2023, Society Pass Incorporated acquired additional issued capital in Nusatrip International Pte Ltd of 2,225,735 number of ordinary stock and increased its shareholding from 75% to 99%, and to the subsidiaries within the group.

On May 22, 2023, Thoughtful Media Group Inc and Society Pass Inc acquired additional issued capital in Thoughtful (Thailand) Co Ltd of 397,000 and 2,000 number of ordinary stocks amounted to THB 1,985,000 and THB 10,000 respectively. Total shareholding interest remain unchanged.

On August 1, 2023, the Company 95% owned subsidiary Sopa Technology Pte. Ltd. disposed one of its 100% owned subsidiary Sopa (Phil) Incorporated to the Company 100% owned subsidiary Thoughtful Media Group Incorporated as internal group restructuring. At the same day, Sopa (Phil) Incorporated changed name to Thoughtful Media (Philippines) Inc and updated its principal activities to digital marketing.

On October 25, 2023, the Company 95% owned subsidiary Sopa Technology Pte. Ltd. acquired one of its 100% owned subsidiary Hottab Vietnam Company Limited from its 100% owned subsidiary Hottab Pte. Ltd. and disposed 100% shareholding of Hottab Pte. Ltd. to its 100% owned subsidiary Thought Media Group Incorporated. At the same day, Hottab Pte. Ltd. changed name to Thoughtful Media (Singapore) Pte. Ltd. and updated its principal activities to digital marketing.

During the year of 2023, certain operations are progressively discontinued followings management decision based on operation performance, business strategy and future prospects. This is mainly F&B and groceries delivery operations includes "Handycart" under subsidiary Dream Space Trading Co., Ltd in Vietnam and "Pushkart" and "Mangan" under subsidiary New Retail Experience Incorporated in the Philippines. In view of the operation results which are insignificant to the impact of the group and continue operation involvements are in placed in all these operations, therefore no separate disclosure is considered necessary in accordance to the discontinued operation standards.

**NOTE — 2 GOING CONCERN AND LIQUIDITY**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has suffered loss for year of $18,373,522, negative operating cash flow of $13,908,134, working capital deficit of $2,387,427 and accumulated deficit of $99,272,691 as at December 31, 2023 that raise substantial doubt about its ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

1) Cash and cash equivalents balance of $3,628,670.

2) Continue business growth of digital marketing and online ticketing and reservations.

**NOTE — 2 GOING CONCERN AND LIQUIDITY** (cont.)

3) While the Company believes that it will be able to continue to grow the Company's revenue base and control expenditures, there is no assurance that it will be able to achieve these goals. As a result, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed to finance the Company's business development activities, general and administrative expenses and growth strategy.

*Global Events*

The Russian-Ukraine war, Iran-Pakistan tension and the supply chain disruption have not affected any specific segment of our business.

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

• Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

• Emerging Growth Company

We are an "emerging growth company" under the JOBS Act. For as long as we are an "emerging growth company," we are not required to: (i) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (ii) provide an auditor's attestation report on management's assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (iii) comply with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB") or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. However, we have elected to "opt out" of the extended transition period discussed in (i) and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards are required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

• Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, valuation and useful lives of intangible assets, impairment of long-lived assets, valuation of common stock and stock warrants, stock option valuations, imputed interest on amounts due to related parties, inventory valuation, revenue recognition, the allocation of purchase consideration in business combinations, and deferred tax assets and the related valuation allowance.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

- Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

- Business combination

The Company follows Accounting Standards Codification ("ASC") ASC Topic 805, *Business Combinations* ("ASC 805") and ASC Topic 810, *Consolidation* ("ASC 810"). ASC Topic 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "fair value." The statement applies to all business combinations. Under ASC 805, all business combinations are accounted for by applying the acquisition method. Accounting for the resulting goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company's results of operations.

- Noncontrolling interest

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders' equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

- Segment reporting

ASC Topic 280, *Segment Reporting* ("Topic 280") establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in four reportable operating segments: (i) Online Grocery and Food and Groceries Deliveries, (ii) Digital marketing, (iii) Online ticketing and reservation, (iv) Telecommunications Reseller, (v) e-Commerce, and (vi) Merchant Point of Sale ("merchant POS").

- Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments. As of December 31, 2023 and 2022, the cash and cash equivalents excluded restricted cash amounted to $3,628,670 and $18,930,986, respectively.

The Company currently has bank deposits with financial institutions in the U.S. which exceed FDIC insurance limits. FDIC insurance provides protection for bank deposits up to $250,000, so there were uninsured balance of $83,152 and $9,256,175 as of December 31, 2023 and 2022, respectively. In addition, the Company has uninsured bank deposits of $3,262,161 and $9,047,911 with a financial institution outside the U.S as of December 31, 2023 and 2022, respectively. All uninsured bank deposits are held at high quality credit institutions.

- Restricted cash

Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged. As of December 31, 2023 and 2022, the restricted cash amounted to $95,312 and $72,350, respectively.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

- Accounts receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer's financial condition, the customer's creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer's financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company does not have any off-balance-sheet credit exposure related to its customers, and as of both December 31, 2023 and 2022, there was no need for allowance for doubtful accounts.

- Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company's suppliers as merchandized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. During the years ended December 31, 2023 and 2022, the Company recorded an allowance for obsolete inventories of $0 and $0, respectively. The inventories amounted to $431,483 and $310,932 at December 31, 2023 and 2022, respectively.

- Prepaid expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. Since the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

- Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

| | **Expected useful lives** |
|---|---|
| Computer equipment | 3 years |
| Office equipment | 5 years |
| Renovation | 5 years |

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

- Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, "*Impairment or Disposal of Long-Lived Assets*", all long-lived assets such as plant and equipment and intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

- Revenue recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- Identify the contract with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to performance obligations in the contract; and

- Recognize revenue as the performance obligation is satisfied.

The Company generates its revenues from a diversified a mix of e-commerce activities that correspond to our six business segments (business to consumer or "B2C"), grocery and food delivery (B2C), telecommunication reseller (B2C), online ticketing and reservations (B2C) and the services providing to merchants for their business growth (business to business or "B2B"), digital marketing (B2B) and online ticketing and reservations (B2B).

The Company's performance obligations include providing connectivity between merchants and consumers, generally through an online ordering platform. The platform allows merchants to create an account, display a menu and track their sale reports on the merchant facing application. The platform also allows the consumers to create an account and order from merchants on the consumer facing application. The platform allows a delivery company to accept an online delivery request and deliver or ship an order from a merchant to customer.

*Lifestyle*

The Company has developed an online lifestyle platform (the "Lifestyle Platform") under its own brand name of "Leflair" to enable consumers to purchase high-end brands in many categories. Using the Company's smart search engine, consumers search or review their favorite brands among hundreds of choices in various categories, including Apparel, Bags & Shoes, Accessories, Health & Beauty, Home & Lifestyle, International, Women, Men and Kids & Babies categories. The Lifestyle Platform also allows customers to order from hundreds of vendor choices with personalized promotions based on their individual purchase history and location. The platform has also partnered with a Vietnam-based delivery company, Amilo, to offer seamless delivery of product from merchant to consumer's home or office at the touch of a button. Consumers can place orders for delivery or can collect their purchases at the Company's logistics center.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

*Grocery and Food Delivery*

Other online platforms include online platforms in Vietnam, under the brand name of "Handycart", and Philippines, under the brand names of "Pushkart" and "Mangan", to enable the consumers to purchase meals from restaurants and food from local grocery and food merchants and deliver to them in their area. This business segment has been progressively ceasing yet it has maintained ongoing involvement in specific operational activities in 2023.

*Telecommunications*

The Company operates a Singapore-based online telecommunication reseller platform under brand name of "Gorilla" to enable the consumers to subscribe local mobile data and overseas internet data in different subscription package. Established in Singapore in 2019, Gorilla utilizes blockchain and Web3 technology to operate a MVNO for its users in South East Asia (SEA). With network coverage to over 150 countries, Gorilla offers a full suite of mobile communication services such as local calls, international roaming, data, and SMS texting. More importantly, Gorilla enables its customers to convert unused mobile data into digital assets or Gorilla GO Tokens through its innovative proprietary blockchain-based SwitchBack feature. Gorilla GO Tokens in turn can be redeemed for eVouchers, to offset future bills, or be redeemed for other value-added services. Please visit *https://gorilla.global/* for more information.

*Digital Marketing*

The acquisition of a digital media platform, TMG, amplifies the reach and engagement of the Company's e-commerce ecosystem and retail partners. Originally founded in 2010, TMG today creates and distributes digital advertising campaigns across its multi-channel network in both SEA and the US. With its intimate knowledge of local markets, digital marketing technology tools and social commerce business focus, advertisers leverage TMG's wide influencer network throughout SEA to market and sell advertising inventory exclusively with specific placement and effect.

As a result, Thoughtful Media's content creator partners earn a larger share of advertising revenues from international consumer brands. Thoughtful Media's data-rich multi-channel network has uploaded over 675,000 videos with over 80 billion video views. The current network of 263 YouTube channels has onboarded over 85 million subscribers with an average monthly viewership of over 600 million views.

*Travel*

The Company purchased the NusaTrip Group, a leading Jakarta-based Online Travel Agency ("OTA") in Indonesia and across SEA. The NusaTrip acquisition extended the Company's business reach into SEA regional travel industry and marked the Company's first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, NusaTrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, NusaTrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors. During the year, NusaTrip Group also acquired two Vietnam based companies having branding name of "VLeisure" and "VIT" selling air ticket, hotel reservation and providing hotel management software to local market.

The Company's **e-Commerce business** is primarily conducted using Leflair's Lifestyle Platform, as follows:

1) When a customer places an order on either the Leflair website or app, a sales orders report will be generated in the system. The Company will either fulfill this order from its inventory or purchase the item from the manufacturer or distributor. Once the Company has the item in its distribution center, it will contract with a logistics partner delivered to the end customer. The sale is recognized when the delivery is completed by the logistics partner to the end customer. Sale of products are offered with a limited right of return ranging from 3 to 30 days, from the date of purchase and not subject to any product warranty. The Company is considered the principal in this e-commerce transaction and reports revenue on a gross basis as the Company establishes the price of the product, has responsibility for fulfillment of the order and retains the risk of collection.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

During the years ended December 31, 2023 and 2022, the Company generated revenue of $414,120 and $2,118,191, respectively, in the Lifestyle sector.

The Company's **Merchant POS** offers both software and hardware products and services to vendors, as follows:-

Software sales consist of:

1) Subscription fees consist of the fees that the Company charge merchants to obtain access to the Merchant Marketing Program.

2) The Company provides optional add-on software services which includes Analytics and Chat box capabilities at a fixed fee per month.

3) The Company collects commissions when they sell third party hardware and equipment (cashier stations, waiter tablets and printers) to merchants.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $745 and $23,801, respectively, from software fees.

Hardware sales — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

The Company records revenues from the sales of third-party products on a "gross" basis pursuant to ASC Topic 606 when the Company controls the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC Topic 606 are present in the arrangement, revenue is recognized net of related direct costs since in these instances we act as an agent.

Software subscription fee — The Company's performance obligation includes providing customer access to our software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company's software sale arrangements grant customers the right to access and use the software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and the customer is entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with automatic one-year renewal. The subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

The Company records its revenues, net of value added taxes ("VAT"), which is levied at the rate of 10% on the invoiced value of sales.

**(Currency expressed in United States Dollars (“US$”))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

**Grocery and food delivery** consists of online grocery under brand name “Pushkart” and food delivery service under brand name “Handycart” and “Mangan” as follows:

Customers place order for groceries and take-out food through our online platforms of “Pushkart”, “Mangan” and “Handcart” respectively. When the grocery or food merchant receives and order, our platform will assign a third-party delivery service to pick up and deliver the grocery and/or food order to the customer. Revenue is recognized when the grocery and/or food is delivered, at which time the customer pays for the grocery and /or food order with cash, at Net of merchant cost.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $98,004 and $150,999, respectively, from this stream.

As a **telecommunication reseller** we provide local mobile data and overseas internet data plans under the brand name of “Gorilla,” which is a group of company we acquired in May 2022. Our telecommunication revenues are recorded for ASC Topic 606 purposes as follows:

Local mobile plan — customers choose and subscribe to a monthly local mobile plan through our “Gorilla” online platform. The Company will proceed to register the sim card (effectively, the mobile telephone number activation card) and arrange delivery of that Sim card to the customer. Following Sim card activation, the system will capture the monthly data usage of each customer, calculated in accordance with the package data capacity and monthly subscription rate, which amounts are aggregated and recorded as revenue. Unused data will be converted to Rewards Points and carried forward to next month for potential subsequent data usage. As a result of the rewards points, the company also recognize revenue from Rewards Point redemption for subscription fees offset, voucher redemption, extra data purchases, that the customer chooses to use via our online platform.

Overseas internet data plan — a customer will place order for their desired overseas internet data plan through either the “Gorilla” online platform or third-party partner platforms. Subscription revenue is recognized when the Sim card is delivered and activated.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $24,018 and $23,747, respectively, from telecommunications.

**Digital marketing** revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

***Marketing services from customers***

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

The Company derives its revenue from the provision of digital marketing services to customers. The Company offers customers with a comprehensive suite of digital marketing services to enhance their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. The customers can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company offers customized digital marketing solution, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for customers; (iv) uploading branded content on creators’ social media channels; (v) amplifying

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

the reach of creators' and customers' content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

The Company's customers' payment terms generally range from 30-60 days of fulfilling its performance obligations and recognizing revenue.

Campaign-based marketing services revenue is recognized as a distinct single performance obligation when the Company transfers services to customers, which occurs over time. The performance obligation may be a promise to place branded content on certain social media platforms and is satisfied upon delivery of such related services to customers. The duration of the service period is short, usually over 1-3 months. Such revenue is recognized at over time, for the amount the Company is entitled to receive, as and when the marketing services are provided and completed.

*Marketing services from social media platforms ("platform revenue")*

The Company also derives its advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube by monetizing its contents. The payments are usually received within 30 days upon completion of performance obligation for platform revenue services.

The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms, which occurs at a point in time. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously.

The Company records its revenues, net of value added taxes ("VAT"), which is levied at the rate of 10% on the invoiced value of sales.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $5,966,611 and $2,593,674, respectively, from this stream.

**Online ticketing and reservation** provide information, prices, availability, booking services for domestic and international air ticket, hotels, car, train, and hotel technology as follows:

The Company's revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.

The Company has a software subscription revenue generated from hotel in Vietnam, and online advertising revenue, reported in gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purpose. these revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Ticketing services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company's transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company's performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a

(Currency expressed in United States Dollars ("US$"))

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations. 100% of the Company's ticketing services revenues were recognized on a net basis, as an agent, during the years ended December 31, 2023 and 2022.

Hotel reservation services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company's transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Hotel technology platform software services

The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company's reservation and marketing platform.

Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.

The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.

Ancillary services

Ancillary revenues comprise primarily of the insurance commission and refund margin.

Insurance commission revenue received from B2B and B2C customers for selling of travel insurance through the Company's transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $1,606,800 and $724,991, respectively, from this stream.

*Principal vs Agent Considerations*

In accordance with ASC Topic 606, *Revenue Recognition: Principal Agent Considerations*, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment.

*Contract assets*

In accordance with ASC Topic 606, a contract asset arises when the Company transfers a good or performs a service in advance of receiving consideration from the customer as agreed upon. A contract asset becomes a receivable once the Company's right to receive consideration becomes unconditional.

There were contract assets balance was $247,368 and $20,310 on December 31, 2023 and 2022, respectively.

*Contract liabilities*

In accordance with ASC Topic 606, a contract liability represents the Company's obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer's consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company's contract liabilities balance was $1,265,753 and $1,405,090 on December 31, 2023 and 2022, respectively.

- Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC Topic 985, Software, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. These capitalized software costs are ratably amortized over the period of the software's estimated useful life. Costs incurred to enhance the Company's software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures arising from the development of the Company's own software are charged to operations as incurred. For the years ended December 31, 2023, and 2022, software development costs were $55,645 and $72,999, respectively. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have, to date, been immaterial and have been expensed as incurred.

- Cost of revenue

Cost of revenue under online ordering consist of the cost of merchandizes ordered by the consumers and the related shipping and handling costs, which are directly attributable to the sales of online ordering.

Cost of revenue related to software sales and licensing consist of the cost of software and payroll costs, which are directly attributable to the sales and licensing of software. Cost of revenue related to hardware sales consist of the cost of hardware and payroll costs, which are directly attributable to the sales of hardware.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

Cost of revenue related to grocery and food delivery consist of the cost of the outsourced delivery and the outsource payment gateway, which are directly attributable to the sales of grocery and food delivery.

Cost of revenue related to our telecommunication data reseller segment consist of the cost of the primary telecommunication service, which are directly attributable to the sales of telecommunication data.

Cost of revenue under digital marketing consist of the cost of primary digital marketing service, which are directly attributable to the sales of digital marketing.

- Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers since those costs are borne by the Company's suppliers or distributors for our merchant POS business.

The shipping and handling costs for all segments other than our e-commerce segment are recorded net in sales. For shipping costs related to our e-commerce business, those shipping costs are recorded in cost of revenue.

- Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $577,931 and $997,784 for the years ended December 31, 2023 and 2022, respectively.

- Product warranties

The Company's provision for estimated future warranty costs is based upon the historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company's suppliers, the Company has concluded that no warranty liability is required as of December 31, 2023 and 2022. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal, although it looks at this issue every quarter to continue to support its assertion.

- Income tax

The Company adopted the ASC 740 Income Tax provisions, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the condensed consolidated financial statements. Under paragraph ASC Topic 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of ASC Topic 740, nor did it record any uncertain tax positions for the years ended December 31, 2023, and 2022.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. On a quarterly basis, the Company reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances to reduce those amounts to the amounts management believes will be realized in future income tax returns.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The company

(Currency expressed in United States Dollars ("US$"))

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

recognizes liabilities for anticipated tax audit issues based on the Company's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

- Foreign currencies translation and transactions

The reporting currency of the Company is the United States Dollar ("US$") and the accompanying consolidated unaudited condensed financial statements have been expressed in US$s. In addition, the Company's subsidiary is operating in the Republic of Vietnam, Singapore, India and Philippines and maintains its books and record in its local currency, Vietnam Dong ("VND"), Singapore Dollar ("SGD"), Indian Rupee ("INR"), Philippines Pesos ("PHP"), Malaysian Ringgit ("MYR), Thailand Baht ("THB") and Indonesian Rupiah ("IDR"), respectively, which are the functional currencies in which the subsidiary's operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, "Translation of Financial Statement" ("ASC 830") using the applicable exchange rates on the balance sheet date. Shareholders' equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder's equity.

Schedule of Foreign currencies translation and transactions:

Translation of amounts from SGD into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end SGD$:US$ exchange rate | $ 0.7575 | $ 0.7450 |
| Year average SGD$:US$ exchange rate | $ 0.7445 | $ 0.7254 |

Translation of amounts from VND into US$ has been made at the following exchange rates for the years December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end VND$:US$ exchange rate | $ 0.000041 | $ 0.000042 |
| Year average VND$:US$ exchange rate | $ 0.000042 | $ 0.000043 |

Translation of amounts from INR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end INR$:US$ exchange rate | $ 0.0120 | $ 0.0121 |
| Year average INR$:US$ exchange rate | $ 0.0121 | $ 0.0127 |

Translation of amounts from PHP into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end PHP:US$ exchange rate | $ 0.0180 | $ 0.0179 |
| Year average PHP:US$ exchange rate | $ 0.0180 | $ 0.0184 |

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

Translation of amounts from THB into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end THB:US$ exchange rate | $ 0.0290 | $ 0.0288 |
| Year average THB:US$ exchange rate | $ 0.0287 | $ 0.0286 |

Translation of amounts from MYR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end MYR:US$ exchange rate | $ 0.2175 | $ 0.2265 |
| Year average MYR:US$ exchange rate | $ 0.2193 | $ 0.2275 |

Translation of amounts from IDR into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Year-end IDR:US$ exchange rate | $ 0.000065 | $ 0.000064 |
| Year average IDR:US$ exchange rate | $ 0.000066 | $ 0.000067 |

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

- Comprehensive income

ASC Topic 220, "*Comprehensive Income*", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders' equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

- Earning per share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

For the years ended December 31, 2023 and 2022, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company's net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

Schedule of computation of diluted net loss per share:

| | Years ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Net loss attributable to Society Pass Incorporated | $ (18,134,128) | $ (33,786,107) |
| Weighted average common shares outstanding – Basic and diluted | 28,972,117 | 24,429,526 |
| Net loss per share – Basic and diluted | $ (0.63) | $ (1.38) |

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact:

Schedule of Common stock issued:

| | Years ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Options to purchase common stock[(a)] | 1,945,270 | 1,945,270 |
| Warrants granted to underwriter | 3,803,229 | 3,793,929 |
| Warrants granted with Series C-1 Convertible Preferred Stock[(b)] | 1,068,000 | — |
| Total of common stock equivalents | 6,186,499 | 5,739,199 |

(a) The Board of Directors have approved a 10 year stock option at an exercise price of $6.49 per share that will be exercisable at any time.

(b) The expiry date of warrants granted with Series C-1 was June 30, 2022.

- Leases

The Company adopted Topic 842, *Leases* ("ASC 842") to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

As of December 31, 2023 and 2022, the Company recorded the right of use asset of $1,407,956 and $1,537,670, respectively.

- Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

- Share-based compensation

The Company follows ASC Topic 718, *Compensation — Stock Compensation* ("ASC 718"), which requires the measurement and recognition of compensation expense for all share-based payment awards (employee and non-employee), at grant-date fair value of the equity instruments that an entity is obligated to issue. Restricted stock units are valued using the market price of the Company's common shares on the date of grant. The Company uses a Black-Scholes option pricing model to estimate the fair value of employee stock options at the date of grant. As of December 31, 2023, those shares issued and stock options granted for service compensation, vest 180 days after the grant date, and therefore these amounts are thus recognized as expense during the years ended December 31, 2023, and 2022. Stock-based compensation is recorded in general and administrative expenses within the Consolidated Statements of Operations and Other Comprehensive Loss, with corresponding credits to common stock and accumulated paid-in capital.

- Warrants

In connection with certain financing, consulting and collaboration arrangements, the Company has issued warrants to purchase shares of its preferred and common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using a Black-Scholes Option Pricing Model as of the measurement date. The Company uses a Black-Scholes option pricing model to estimate the grant date fair value of the warrants. Warrants issued in conjunction with the issuance of common stock are initially recorded at fair value as a reduction in additional paid-in capital (the accounting treatment for common stock issuance costs). All other warrants are recorded at the grant date fair value as an expense over the requisite service period, or at the date of issuance if the warrants vest immediately, with corresponding credits to additional paid-in capital.

- Related parties

The Company follows ASC 850-10, *Related Party Disclosures* ("ASC 850") for the identification of related parties and the disclosure of related party transactions.

Pursuant to ASC 850, the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under ASC 825, *Financial Instruments*, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

required by ASC 850. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

- Commitments and contingencies

The Company follows the ASC 450, *Commitments*, to account for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, which assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available, that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows if the current level of facts and circumstances changes in the future.

- Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, contract liabilities, accrued liabilities and other payables, amounts due to related parties and operating lease liabilities, approximate their fair values because of the short maturity of these instruments.

- Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board ("FASB") or other standard setting bodies and adopted by the Company as of the specified effective date.

In June 2022, the FASB issued Accounting Standards Update No. 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions* ("ASU 2022-03). This ASU was issued to resolve differences in practice regarding how to record the issuance of common stock with sale restrictions that pertain to the receiving party. The FASB concluded in ASU 2022-03 that these types of restrictions were not attributes of the stock issued but related to the parties to whom the stock was issued. As a result, the ASU 2022-03 requires companies to record the issuance of this type of restricted stock at its face value (i.e., not discount the stock because the receiving party can't immediately sell the stock). From time-to-time, the Company may acquire another company in a transaction in which Company restricted stock is issued. The Company has reviewed ASU 2022-03 and does not expect that it will affect the Company.

In November 2023, the FASB issued ASU No 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted.

In December 2023, the FASB issued ASU No 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

All other recently issued, but not yet effective, 2023 Accounting Standards Updates are not expected to have an effect on the Company.

**(Currency expressed in United States Dollars ("US$"))**

## NOTE — 4 REVENUE

Revenue was generated from the following activities:

| | Years ended December 31, 2023 | Years ended December 31, 2022 |
|---|---|---|
| At a point in time: | | |
| Sales – online ordering | $ 512,124 | $ 2,269,190 |
| Sales – digital marketing | 3,936,733 | 2,310,933 |
| Sales – online ticketing and reservation | 1,606,800 | 724,991 |
| Sales – data | 24,018 | 23,747 |
| Hardware sales | — | 150 |
| Over a period of time: | | |
| Sales – digital marketing | 2,029,878 | 282,741 |
| Software subscription sales | 62,082 | 23,801 |
| | $ 8,171,635 | $ 5,635,553 |

Contract liabilities recognized was related to online ticketing and reservation, digital marketing, telecommunication reseller and software sales and the following is reconciliation for the years presented:

Schedule of Contract liabilities:

| | Years ended December 31, 2023 | Years ended December 31, 2022 |
|---|---|---|
| Contract liabilities, brought forward | $ 1,405,090 | $ 25,229 |
| Add: recognized as deferred revenue | 1,265,753 | 1,405,090 |
| Less: recognized as revenue | (1,405,090) | (25,229) |
| Contract liabilities, carried forward | $ 1,265,753 | $ 1,405,090 |

## NOTE — 5 SEGMENT REPORTING

Currently, the Company has six reportable business segments:

(i) e-Commerce — operates an online lifestyle platform under the brand name of "Leflair" covering a diversity of services and products, such as fashion and accessories, beauty and personal care, and home and lifestyle, all managed by SOPA Technology Company Ltd,

(ii) Merchant point of sale ("POS")–is involved in the sale of hardware and software to merchants and this segment is managed by Hottab group and SOPA entities except SOPA Technology Company Ltd,

(iii) Online grocery and food deliveries — operate an online food delivery service under the "Handycart" and "Mangan" brand name, managed by Dream Space Trading Co Ltd and New Retail Experience Incorporated respectively and an online grocery delivery under the "Pushkart" brand name, managed by New Retail Experience Incorporated, and

(iv) Telecommunication reseller — provide sales of local mobile phone plans and global internet data provider plans, both services managed by the Gorilla Group.

(v) Digital marketing operates the digital marketing business with creator and digital marketing platform

(vi) Online ticketing and reservation — operates the sale of domestic and overseas air ticket and global hotel reservations

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 5 SEGMENT REPORTING** (cont.)

The Company's Chief Finance Officer (CFO) evaluates operating segments using the information provided in the following tables that presents revenues and gross profits by reportable segment, together with information on the segment tangible and intangible assets.

Schedule of Segment Reporting:

| | Year ended December 31, 2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Online F&B and Groceries Deliveries | Digital Marketing | Online Ticketing and reservation | e-Commerce | Telecommunication Reseller | Merchant POS | Total |
| **Revenue from external customers** | | | | | | | |
| Sales – online ordering | 98,004 | — | — | 414,120 | — | — | 512,124 |
| Sales – digital marketing | — | 5,326,664 | 639,947 | — | — | — | 5,966,611 |
| Sales – online ticketing and reservation | — | — | 1,606,800 | — | — | — | 1,606,800 |
| Sales – data | — | — | — | — | 24,018 | — | 24,018 |
| Software sales | — | 51,450 | 9,887 | — | — | 745 | 62,082 |
| Hardware sales | — | — | — | — | — | — | — |
| **Total revenue** | 98,004 | 5,378,114 | 2,256,634 | 414,120 | 24,018 | 745 | 8,171,635 |
| **Cost of revenue:** | | | | | | | |
| Cost of online ordering | (103,641) | — | — | (370,935) | — | — | (474,576) |
| Cost of digital marketing | — | (4,953,510) | — | — | — | — | (4,953,510) |
| Cost of online platform | — | — | — | — | — | — | — |
| Cost of data | — | — | — | — | (44,750) | — | (44,750) |
| Software cost | — | — | (32,682) | (194,206) | — | (1,921) | (228,809) |
| Hardware cost | — | — | — | — | — | — | — |
| **Total cost of revenue** | (103,641) | (4,953,510) | (32,682) | (565,141) | (44,750) | (1,921) | (5,701,645) |
| **Gross income (loss)** | (5,637) | 424,604 | 2,223,952 | (151,021) | (20,732) | (1,176) | 2,469,990 |
| **Operating Expenses** | | | | | | | |
| Sales and marketing expenses | (2,465) | (48,835) | (260,501) | (79,581) | (33,636) | (152,913) | (577,931) |
| Software development costs | — | — | — | — | — | (55,645) | (55,645) |
| Impairment loss of investment | — | — | (22,490) | — | — | — | (22,490) |
| Depreciation | (31,256) | (20,397) | (88,706) | (42,803) | — | (65,826) | (248,988) |
| Amortization | — | — | (25,812) | — | (179,212) | (817,461) | (1,022,485) |
| General and administrative expenses | (618,061) | (1,472,010) | (1,720,523) | (870,286) | (93,944) | (13,750,535) | (18,525,359) |
| **Total operating expenses** | (651,782) | (1,541,242) | (2,118,032) | (992,670) | (306,792) | (14,819,890) | (20,430,408) |
| **Income (loss) from operations** | (657,419) | (1,116,638) | (105,920) | (1,143,691) | (327,524) | (14,821,066) | (17,960,418) |
| Other income (expense) | | | | | | | |
| Dividend income | 7,638 | — | — | — | — | — | 7,638 |
| Gain on early lease termination | — | 1,064 | — | — | — | — | 1,064 |
| Interest income | 18 | 390 | 2,452 | 1,006 | — | 156,836 | 160,702 |
| Interest expense | (27) | — | 973 | — | (1,181) | — | (235) |
| Gain on disposal of plant and equipment | (477,285) | 478,723 | — | — | — | — | 1,438 |
| Waiver of loan payable | 192,716 | — | — | — | — | — | 192,716 |
| Written-off of plant and equipment | (386,160) | — | — | — | — | — | (386,160) |
| Written-off of intangible assets | — | — | — | — | — | (276,000) | (276,000) |
| Other income | 4,018 | 6,946 | 21,311 | 10,629 | 12,483 | 130,265 | 185,652 |
| **Total other income (expense)** | (659,082) | 487,123 | 24,736 | 11,635 | 11,302 | 11,101 | (113,185) |
| Income (loss) before income taxes | (1,316,501) | (629,515) | 153,146 | (1,132,056) | (316,222) | (14,832,455) | (18,073,603) |

(Currency expressed in United States Dollars ("US$"))

## NOTE — 5 SEGMENT REPORTING (cont.)

| | Years ended December 31, 2022 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Online F&B and Groceries Deliveries | Digital Marketing | Online Ticketing and reservation | e-Commerce | Telecommunication Reseller | Merchant POS | Total |
| **Revenue from external customers** | | | | | | | |
| Sales – online ordering | 150,999 | — | — | 2,118,191 | — | — | 2,269,190 |
| Sales – digital marketing | — | 2,593,674 | — | — | — | — | 2,593,674 |
| Sales – online ticketing and reservation | — | — | 724,991 | — | — | — | 724,991 |
| Sales – data | — | — | — | — | 23,747 | — | 23,747 |
| Software sales | — | — | — | — | — | 23,801 | 23,801 |
| Hardware sales | — | — | — | — | — | 150 | 150 |
| **Total revenue** | 150,999 | 2,593,674 | 724,991 | 2,118,191 | 23,747 | 23,951 | 5,635,553 |
| **Cost of revenue:** | | | | | | | |
| Cost of online ordering | — | — | — | (1,961,203) | — | — | (1,961,203) |
| Cost of online platform | (146,612) | — | — | — | — | — | (146,612) |
| Sales – online ticketing and reservation | — | — | (94,048) | — | — | — | (94,048) |
| Cost of digital marketing | — | (2,227,413) | — | — | — | — | (2,227,413) |
| Cost of data | — | — | — | — | (10,134) | — | (10,134) |
| Software sales | — | — | — | (204,777) | — | (24,282) | (229,059) |
| Hardware sales | — | — | — | — | — | (111) | (111) |
| **Total cost of revenue** | (146,612) | (2,227,413) | (94,048) | (2,165,980) | (10,134) | (24,393) | (4,668,580) |
| **Gross income (loss)** | 4,387 | 366,261 | 630,943 | (47,789) | 13,613 | (442) | 966,973 |
| **Operating Expenses** | | | | | | | |
| Sales and marketing expenses | (23,468) | (27,134) | (144,236) | (793,582) | (9,364) | — | (997,784) |
| Software development costs | — | — | — | — | — | (72,999) | (72,999) |
| Impairment loss | — | — | — | — | — | (3,499,881) | (3,499,881) |
| Depreciation | (6,603) | (1,288) | (39,965) | (3,625) | (8,803) | (47,548) | (107,832) |
| Amortization | — | — | — | — | — | (3,200,000) | (3,200,000) |
| General and administrative expenses | (262,359) | (483,395) | (624,090) | (1,345,954) | (236,424) | (24,292,311) | (27,244,533) |
| **Total operating expenses** | (292,430) | (511,817) | (808,291) | (2,143,161) | (254,591) | (31,112,739) | (35,123,029) |
| **Loss from operations** | (288,043) | (145,556) | (177,348) | (2,190,950) | (240,978) | (3,111,318) | (34,156,056) |
| Other income (expense) | | | | | | | |
| Interest income | 25 | 38 | 1,158 | 728 | — | 82,167 | 84,116 |
| Dividend income | 2,442 | — | — | — | — | — | 2,442 |
| Interest expense | — | (4,647) | — | — | (12,688) | (7,770) | (25,105) |
| Gain from early lease termination | — | — | — | — | — | 2,166 | 2,166 |
| Loss on disposal of plant and equipment | — | — | — | — | — | (19,964) | (19,964) |
| Other income | 2,804 | 548,944 | 1,310 | 3,373 | 7,867 | (463,288) | 101,010 |
| **Total other income (expense)** | 5,271 | 544,335 | 2,468 | 4,101 | (4,821) | (406,689) | 144,665 |
| Loss before income taxes | (282,772) | 398,779 | (174,880) | (2,186,849) | (245,799) | (31,519,870) | (34,011,391) |

(Currency expressed in United States Dollars ("US$"))

**NOTE — 5 SEGMENT REPORTING** (cont.)

| | December 31, 2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Online F&B and Groceries Deliveries | Digital Marketing | Online Ticketing and reservation | e-Commerce | Telecommunication Reseller | Merchant POS | Total |
| Intangible assets, net | — | — | 65,791 | — | 911,706 | 5,104,231 | 6,081,728 |
| Identifiable assets | 167,360 | 2,495,897 | 3,188,452 | 361,421 | 46,625 | 4,021,691 | 10,281,446 |

| | December 31, 2022 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Online F&B and Groceries Deliveries | Digital Marketing | Online Ticketing and reservation | e-Commerce | Telecommunication Reseller | Merchant POS | Total |
| Intangible assets, net | 378,170 | — | 89,808 | — | 948,457 | 6,041,654 | 7,458,089 |
| Identifiable assets | 345,017 | 1,507,771 | 3,190,380 | 2,164,386 | 81,924 | 17,951,175 | 25,240,653 |

The below sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

Schedule of geographic segments:

| | Years Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Indonesia | $ 1,235,834 | $ 443,147 |
| Vietnam | 1,256,972 | 2,186,007 |
| Philippines | 196,998 | 142,642 |
| Singapore | 459,213 | 321,701 |
| United States | 3,936,733 | 2,310,933 |
| Thailand | 1,083,080 | 225,172 |
| Malaysia | 2,805 | 4,242 |
| Hong Kong | — | 1,709 |
| | $ 8,171,635 | $ 5,635,553 |

**NOTE — 6 BUSINESS COMBINATION**

The Company has accounted for all of its business acquisitions in accordance with the requirements of ASC 805, Business Combinations ("ASC 805"). Assets acquired and liabilities assumed in business combinations were recorded on the Condensed as of Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Consolidated Statements of Operations and Other Comprehensive Loss since their respective dates of acquisition. The excess of the purchase price over the fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocation of the purchase price is based upon preliminary estimates and assumptions. Any revision to the fair values during the measurement period (no longer than one-year after the acquisition date) will be recorded by the Company as further adjustments to the purchase price allocations.

The Company allocates the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date and generally engages an independent valuation analyst to assist the Company in preparing its preliminary and final determinations of fair value.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 6 BUSINESS COMBINATION** (cont.)

Acquisition-related costs incurred for all acquisitions are expensed as incurred and recorded in general and administrative expense.

*(i) Acquisition of PT Wahana Cerita Indonesia*

On December 27, 2022, the Company completed the acquisition of a 100% equity interest in PT Wahana Cerita Indonesia ("PT Wahana") through its subsidiary Thoughtful Media Group Inc. for total consideration of $35,000, comprised of 24,752 shares of common stock, with a fair value of approximately $25,000 and cash consideration of $10,000. The Company accounted for the transaction as the acquisition of a business.

| | |
|---|---|
| Purchase price allocation: | |
| Fair value of stock at closing | $ 25,000 |
| Cash paid | 10,000 |
| Purchase price | $ 35,000 |

The transaction was accounted for using the acquisition method. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed based on our preliminary estimated fair values.

The Company has allocated the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date and considered a number of factors including valuations from management estimation. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The Company worked with an independent valuation firm to finalize the fair value of these identifiable assets and liabilities assumed and reallocated the purchase price of the acquisition based on the results of the independent evaluation since they are materially different from the allocations as recorded on January 1, 2023. The fair value of assets acquired, and liabilities assumed in were as follows and the purchase price allocation resulted in $35,573 of goodwill.

| | |
|---|---|
| Acquired assets: | |
| Cash and cash equivalents | $ 2,644 |
| Trade receivables | 9,166 |
| Prepayments | 1,577 |
| Total acquired assets | 13,387 |
| Less: Assumed liabilities | |
| Accrued liabilities and other payable | 13,960 |
| Total Assumed liabilities | 13,960 |
| Fair value of net liabilities assumed | (573) |
| Goodwill recorded | 35,573 |
| Cash consideration allocated | $ 35,000 |

**NOTE — 6 BUSINESS COMBINATION** (cont.)

The following unaudited pro forma information presents the combined results of operations as if the acquisitions had been completed on January 1, 2023 and 2022.

|  | Years Ended December 31, | |
| --- | --- | --- |
|  | **2023** | **2022** |
| Revenue. | $ 6,499,942 | $ 2,994,416 |
| Net loss | (12,617,489) | (24,241,466) |
| Net loss per share | (0.40) | (0.93) |

*(ii) Acquisition of Mekong Leisure Travel Join Stock Company*:

On April 11, 2023, the Company completed the acquisition of a 100% equity interest in Mekong Leisure Travel Join Stock Company ("Mekong") through its subsidiary Nusatrip International Pte. Ltd. for total consideration of $164,149, comprised of 76,531 shares of common stock, with a fair value of approximately $75,000 and cash consideration of $89,149. The Company accounted for the transaction as the acquisition of a business.

Purchase price allocation:

| | |
| --- | --- |
| Fair value of stock at closing. | $ 75,000 |
| Cash paid. | 89,149 |
| Purchase price | $ 164,149 |

The transaction was accounted for using the acquisition method. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed based on our preliminary estimated fair values.

The Company has allocated the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date and considered a number of factors including valuations from management estimation. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

Acquired assets:

| | |
| --- | --- |
| Cash and cash equivalents. | $ 24,289 |
| Trade receivables. | 13,969 |
| Prepayments | 49,031 |
| Other receivables. | 6,385 |
| Total acquired assets | 93,674 |

Less: Assumed liabilities

| | |
| --- | --- |
| Trade payables. | 11,266 |
| Accrued liabilities and other payables | 9,784 |
| Contract liabilities. | 49,824 |
| Total Assumed liabilities. | 70,874 |

| | |
| --- | --- |
| Fair value of net assets | 22,800 |
| Fair value of identifiable assets. | 135,000 |
| Goodwill recorded | 6,349 |
| Cash consideration allocated. | $ 164,149 |

**NOTE — 6 BUSINESS COMBINATION** (cont.)

The Company worked with an independent valuation firm to finalize the fair value of these identifiable assets and liabilities assumed and reallocated the purchase price of the acquisition based on the results of the independent evaluation since they are materially different from the allocations as recorded on January 1, 2023. The fair value of assets acquired, and liabilities assumed in were as follows and the purchase price allocation resulted in $141,348 of goodwill.

The following unaudited pro forma information presents the combined results of operations as if the acquisitions had been completed on January 1, 2023 and 2022.

| | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Revenue | $ 6,503,311 | $ 3,165,760 |
| Net loss | (12,638535) | (24,145,110) |
| Net loss per share | (0.40) | (0.92) |

*(iii) Acquisition of Vietnam International Travel and Service Joint Stock Company*

On July, 2023, the Company completed the acquisition of a 100% equity interest in Vietnam International Travel and Service Joint Stock Company ("VIT") through its subsidiary Mekong Leisure Travel Company Limited for total consideration of $150,000, comprised of a number of shares of common stock, with a fair value of approximately $75,000 and cash consideration of $75,000. The Company accounted for the transaction as the acquisition of a business.

Purchase price allocation:

| | | |
| --- | --- | --- |
| Fair value of stock at closing | $ | 75,000 |
| Cash paid | | 75,000 |
| Purchase price | $ | 150,000 |

The transaction was accounted for using the acquisition method. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed based on our preliminary estimated fair values.

The Company has allocated the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date and considered a number of factors including valuations from management estimation. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

Acquired assets:

| | | |
| --- | --- | --- |
| Cash and cash equivalents | $ | 5,806 |
| Trade receivables | | 198,592 |
| Prepayments | | 24,629 |
| VAT tax | | 7,406 |
| Other receivable | | 601 |
| Contract assets | | 16,128 |
| Inventories | | 655,097 |
| Total acquired assets | | 908,259 |

(Currency expressed in United States Dollars ("US$"))

**NOTE — 6 BUSINESS COMBINATION** (cont.)

| | |
|---|---|
| Less: Assumed liabilities | |
| Accrued liabilities and other payable | 732,988 |
| Contract liabilities | 71,357 |
| Income tax payable | 190 |
| Total Assumed liabilities | 804,535 |
| Fair value of net assets | 103,724 |
| Goodwill recorded | 46,276 |
| Cash consideration allocated | $ 150,000 |

The Company worked with an independent valuation firm to finalize the fair value of these identifiable assets and liabilities assumed and reallocated the purchase price of the acquisition based on the results of the independent evaluation since they are materially different from the allocations as recorded on July 1, 2023. The fair value of assets acquired, and liabilities assumed in were as follows and the purchase price allocation resulted in $46,276 of goodwill.

The following unaudited pro forma information presents the combined results of operations as if the acquisitions had been completed on January 1, 2023 and 2022.

| | Years Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Revenue | $ 7,437,980 | $ 3,028,717 |
| Net loss | (12,601,623) | (24,238,288) |
| Net loss per share | (0.40) | (0.93) |

**NOTE — 7 DEPOSIT, PREPAYMENTS AND OTHER RECEIVABLES**

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Deposits | $ 772,427 | $ 921,429 |
| Prepayments | 838,721 | 573,513 |
| Prepayments for consultancy fee[(a)] | — | 858,665 |
| Value added tax | 118,167 | 140,053 |
| Interest receivable | 11,552 | 12,763 |
| Other receivables | 466,907 | 204,619 |
| Total | $ 2,207,774 | $ 2,711,042 |
| Less: non-current portion | | |
| Prepayments for consultancy fee | — | — |
| Current portion | $ 2,207,774 | $ 2,711,042 |

(a) On December 6, 2021, the Company entered into two consulting agreements with China-America Culture Media Inc. and New Continental Technology Inc., acting as consultant to assist the Company in completing certain Business Opportunities with potential partners until February 28, 2023. The considerations of the services are $3,250,000 and $3,190,000. The Company's due to China-America Culture Media Inc. balance was $Nil and $433,332 as of December 31, 2023 and 2022, respectively. The Company's due to New Continental Technology Inc., balance was $Nil and $425,333 as of December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, the Company recognized the amortization of prepaid consulting expense of $858,665 and $5,152,002, respectively, using the straight-line method, over a term of 15 months.

**NOTE — 8 INVENTORIES**

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Finished goods | $ 431,483 | $ 310,932 |
| Less: | | |
| Reserve for excess and obsolete inventory | — | — |
| **Total Inventories** | $ 431,483 | $ 310,932 |

All finished goods inventories were related to e-commerce business and was held by the third party logistic. The cost of revenue totaled $474,576 and $2,107,815 incurred during the years ended December 31, 2023 and 2022, respectively. The inventories were amounted to $431,483 and $310,932 at December 31, 2023 and 2022, respectively.

**NOTE — 9 INTANGIBLE ASSETS**

As of December 31, 2023 and 2022, intangible assets consisted of the following:

| | Useful life | December 31, 2023 | December 31, 2022 |
| --- | --- | --- | --- |
| At cost: | | | |
| Software platform | 2.5 years | $ 8,000,000 | $ 8,000,000 |
| Apps development | 3 years | 966,535 | 948,457 |
| Computer software | 3 years | 744,914 | 586,888 |
| Software system | 3 years | — | 378,170 |
| Intellectual technology | 3 years | — | 276,000 |
| Identifiable intangible asset | Indefinite | 5,100,654 | 4,965,654 |
| Other intangible assets | 3 – 5 years | — | 1,725 |
| | | 14,812,103 | 15,156,894 |
| Less: accumulated depreciation | | (8,730,375) | (7,698,805) |
| | | $ 6,081,728 | $ 7,458,089 |

November 1, 2018, the Company entered into a software development agreement with CVO Advisors Pte Ltd (CVO) 2018 to design and build an App and Web-based platform for the total consideration of $8,000,000. CVO who is a third party vendor in the business of designing, developing, operating computer software applications including mobile and web application for social media, big data, point of sales, loyalty rewards, food delivery and technology platforms in Asia. The CVO developer performed and accepted technical work, of software development phase, which was materially completed by December 23, 2018. The Company obtained a third party license (Wallet Factory International Ltd) for their technology build up by CVO.

The delivered platform was further developed by the Company's in-house technology team (based in Noida that Sopa is currently using for the loyalty platform. The platform can be downloaded from Apple store or Googleplay store (i.e. SoPa App) and the Company's web version is on *www.sopa.asia*. The platform was completed developed on September 30, 2020 and has estimated life of 2.5 years. The platform started to be amortized from October 1, 2020.

Further, the Company entered into a subscription agreement with CVO to issue 8,000 shares of preferred stock for the software development, equal to the aggregate of $8,000,000 or at the stated value of $1,000 per share.

Pursuant to the subscription agreement entered into with CVO, the Company issued 8,000 shares of Series A convertible preferred stock for the purchase of software development at the stated value of $1,000 per share, totaling $8,000,000. CVO performed and accepted the technical work such as designing, developing, operating computer

(Currency expressed in United States Dollars ("US$"))

**NOTE — 9 INTANGIBLE ASSETS** (cont.)

software applications including mobile and web application for social media, big data, point of sales, loyalty rewards, food delivery and technology platforms. The holder of this series A provided their consent to waive the warrant provision available with them and accordingly the preferred series A accounted in 2018.

Also, the owner of CVO entered into a call option agreement with the CEO of the Company to sale all the shares of CVO for the sum of $10 per share, as of date, these options were exercised by the CEO of the Company, but the equity holders of CVO Advisors Pte. Ltd. have not honored the exercise of the call. The parties are currently in litigation (refer Note 23). As a result of this option exercise, there were no accounting effect on the Company's financial statement during the year ended December 31, 2023 and 2022.

Amortization of intangible assets attributable to future periods is as follows:

| Year ending December 31, 2024: | Amount |
|---|---|
| 2024 | $ — |

Amortization of intangible assets was $1,022,485 and $3,200,000 for the years ended December 31, 2023 and 2022, respectively, recorded in General and Administrative Expenses.

Apps development costs for the development stage of mobile apps development with blockchain feature used by the subsidiaries under Telecommunications Reseller segment business amounted to $966,535 (2022: $948,457) and pertains to capitalization of the Information Technology consultancy and services incurred in the development process.

Software system is the existing apps development cost and potential software value estimated base on acquisition exercise of Mangan business unit under New Retail Experience Incorporated, through the finalization of Purchase Price Allocation. This has been written off during the year ended December 31, 2023.

Intellectual technology is the identified technology value concluded from acquisition of Pushkart business unit under New Retail Experience Incorporated, through the finalization of Purchase Price Allocation. This has been written off during the year ended December 31, 2023.

Identifiable intangible assets are the potential intangible assets as stakeholder values estimated based on acquisition exercise of TMG group, Nusatrip group and VLeisure, through the finalization of Purchase Price Allocation.

**NOTE — 10 PROPERTY, PLANT AND EQUIPMENT**

Property, plant and equipment consisted of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| At cost: | | |
| Computer | $ 526,495 | $ 600,629 |
| Office equipment | 56,098 | 54,683 |
| Furniture and fixtures | 10,531 | 10,702 |
| Renovation | 614,143 | 322,399 |
| | 1,207,267 | 988,413 |
| Less: accumulated depreciation | (520,609) | (282,015) |
| Less: exchange difference | — | — |
| | 686,658 | 706,398 |

Depreciation expense for the years ended December 31, 2023 and 2022 were $248,988 and $107,832, respectively.

(Currency expressed in United States Dollars ("US$"))

## NOTE — 11 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Amounts due to related parties[(a)] | $ 9,900 | $ 22,311 |

(a) The amounts represented temporary advances to the Company including related parties (two officers), which were unsecured, interest-free and had no fixed terms of repayments. On September 30, 2021, the Company received the notifications that the outstanding amounts of $72,176 were forgiven by the related parties, the said amount was written off and accounted as capital transaction and therefore credited the additional paid in capital account as of December 31, 2021. The Company's due to related parties balance was $9,900 and $22,311 as of December 31, 2023 and 2022, respectively.

## NOTE — 12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable consisted of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Accounts payable- | $ 1,690,651 | $ 1,296,571 |
| Accrued liabilities and other payables-Related Party[(a)] | — | 43,360 |
| Accrued liabilities and other payables[(b)] | 6,866,169 | 8,281,865 |
| Other accounts payable | 6,866,169 | 8,325,225 |
| Total Accounts payable | $ 8,556,820 | $ 9,621,796 |

Accounts payable includes significant third parties balance of $532,752 acquired from Gorilla business through business combination on May 31, 2022.

(a) The amount represented due to one related party in respect to unpaid salaries and amounted to $0 and $3,360 as of December 31, 2023 and 2022, respectively.

(b) Accrued liabilities and other payables consisted of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Accrued payroll | $ 137,096 | $ 1,023,549 |
| Accrued VAT expenses | 40,855 | 6,801 |
| Accrued taxes | 1,990,994 | 1,653,284 |
| Accrued litigation expense | 1,298,495 | — |
| Customer deposit | 402,339 | 1,155,695 |
| Customer refund | 922,784 | 1,146,409 |
| Other payables[(c)] | 897,566 | 994,213 |
| Other accrual[(d)] | 1,176,040 | 2,301,914 |
| Total Accrued liabilities | $ 6,866,169 | $ 8,281,865 |

(c) Included in these balances on December 31, 2023 and 2022 is a $0 and $75,000, respectively, accrual related to an accrued contingency associated with a lawsuit filed against the Company. In 2023, the Company settled this lawsuit for $15,000.

(d) The December 31, 2023 and 2022 balance includes long term pension provision and other operation accruals.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 13 LEASES**

We adopted ASU No. 2016-02, - *Leases*, on January 1, 2019, the beginning of our fiscal 2019, using the modified retrospective approach. We determine whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified plant and equipment explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as we have elected the practical expedient. Some of our operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease's commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, our incremental borrowing rate is used based on information available at the lease's commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term. We had no financing leases as of December 31, 2023 and 2022.

The Company used a weighted average incremental borrowing rate of 5.58% to determine the present value of the lease payments. The weighted average remaining life of the lease was 2.85 years.

During the year ended December 31, 2023, the Company enter into new lease arrangements, and accounted as per ASC Topic 842, the ROU asset and lease obligation of $303,011.

The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense, as follows:

| | Years ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Operating lease expense (per ASC 842) | $ 569,508 | $ 342,515 |
| Short-term lease expense (other than ASC 842) | 119,990 | 10,714 |
| Total lease expense | $ 689,497 | $ 353,230 |

As of December 31, 2023, right-of-use assets were $1,407,956 and lease liabilities were $1,411,226.

As of December 31, 2022, right-of-use assets were $1,537,670 and lease liabilities were $1,541,064.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of our operating leases, as reported within "general and administrative" expense on the accompanying consolidated statement of operations.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 13 LEASES** (cont.)

Future Contractual Lease Payments as of December 31, 2023

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next four years ending December 31:

| Years ending December 31, | Operating lease amount |
|---|---|
| 2024 | $ 718,917 |
| 2025 | 547,580 |
| 2026 | 247,188 |
| 2027 | 177,678 |
| Total | 1,691,363 |
| Less: interest | (280,137) |
| Present value of lease liabilities | $ 1,411,226 |
| Less: non-current portion | (847,950) |
| Present value of lease liabilities – current liability | $ 563,276 |

**NOTE — 14 LOAN**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Loan – A[(i)] | $ 21,313 | $ 28,164 |

i) On August 17, 2021, the newly acquired subsidiary, Gorilla Networks Pte. Ltd., received a loan from a bank of SGD 50,000, approximately $35,937 for a term of 60 months until August 31, 2026. The effective interest rate is 4.75%. For the years ended December 31, 2023 and 2022, the Company recognized the interest expense of $1,181 and $4,042, respectively.

**NOTE — 15 SHAREHOLDERS' DEFICIT**

*Authorized stock*

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 100,000,000 shares of capital stock, consisting of 95,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

The holders of the Company's common stock are entitled to the following rights:

**Voting Rights:** Each share of the Company's common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company's common stock is not entitled to cumulative voting rights with respect to the election of directors.

**Dividend Right:** Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company's common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

**Liquidation Right:** In the event of the liquidation, dissolution or winding up of our business, the holders of the Company's common stock are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company's preferred stock.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 15 SHAREHOLDERS' DEFICIT** (cont.)

**Other Matters:** The holders of the Company's common stock have no subscription, redemption or conversion privileges. The Company's common stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company's common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company's common stock are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

*Common stock outstanding*

As of December 31, 2023 and 2022, the Company had a total of 33,262,362 and 27,082,849 shares of its common stock issued and outstanding, respectively.

On February 10, 2021, the Company effected a 750 for 1 stock split of the issued and outstanding shares of the Company's common stock. The number of authorized shares and par value remain unchanged. All share and per share information in this financial statements and footnotes have been retroactively adjusted for the periods presented, unless otherwise indicated, to give effect to the forward stock split.

On September 21, 2021, the Company effected a 1 for 2.5 stock split of the issued and outstanding shares of the Company's common stock. The number of authorized shares and par value remain unchanged. All share and per share information in this financial statements and footnotes have been retroactively adjusted for the periods presented, unless otherwise indicated, to give effect to the reverse stock split.

The forward stock split and reverse stock split described above had no effect on the stated value of the preferred stock, and the number of designated shares and outstanding shares of each series of preferred stock was unchanged in accordance with the respective certificate of designations. The number of authorized shares of preferred stock remained unchanged.

On November 8, 2021, the Company entered into an underwriting agreement with Maxim Group LLC, related to the offering of 2,888,889 shares of the Company's common stock (the "Firm Shares"), at a public offering price of $9.00 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 45 days, to purchase an additional 236,111 shares of common stock (the "Option Shares") to cover over-allotments. The Company's common stock was listed on the Nasdaq Capital Market on November 9, 2021 and began trading on such date. The closing (the IPO Closing.) of the offering and sale of the Firm Shares and the sale of 236,111 Option Shares occurred on November 12, 2021. Aggregate gross proceeds from the closing related to the Firm Shares and the Option Shares was $26,000,001 and $2,124,999, respectively. The Company incurred expenses of $2,677,846 in connection with the IPO.

Upon the closing of the IPO, all outstanding shares of preferred stock series A, B, B-1, C and C-1 were automatically converted into 888,889 shares, 764,400 shares, 48,000 shares, 465,600 shares and 4,195,200 shares of the Company's common stock for the value of $8,000,000, $3,412,503, $466,720, $8,353,373 and $5,536,832, respectively.

During the years ended December 31, 2023 and 2022, the Company issued 0 and 2,497 shares of its common stock in exchange for SOPA Technology Pte. Ltd.'s 0.08% non-controlling interest at $22,470 and valued it at par as there was no change in the control over the subsidiary.

On February 8, 2022, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Maxim Group LLC (the "Underwriter"), related to the offering of 3,484,845 shares including over-allotment (the "Shares") of the Company's common stock. Each Share was sold together with one Warrant to purchase one Share at a combined offering price of $3.30.

During the year ended December 31, 2022, a total of 70,791 warrants were exercised in exchange for 187,300 shares of common stock for the value of $412,890.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 15 SHAREHOLDERS' DEFICIT** (cont.)

During the year ended December 31, 2022, the Company issued 1,420,025 shares of common stock to consultants in exchange for consulting services value at $5,973,074.

During the year ended December 31, 2022, the Company issued 197,339 shares of common stock to six of its employees as compensation valued at $355,219. During the year ended December 31, 2021, the Company issued 1,157,630 shares of common stock to six of its employees as compensation valued at $960,834.

During the year ended December 31, 2022, the Company issued 13,273 shares of common stock to Brugau Pte. Ltd. and Cory Bentley to make up for shortfalls in original issuances pursuant to the terms of the agreements with Brugau Pte Ltd and Cory Bentley, valued at $119,457.

In February 2022, the Company issued 226,629 shares of common stock in exchange for 100% non-controlling interest of its subsidiary New Retail Experience Incorporated, at $3.53 per share, total amounting to $800,000 and valued it at par as there was no change in the control over the subsidiary.

In May 2022, the Company issued a partial first tranche of 40,604 shares of common stock in exchange for 100% controlling interest of its subsidiary Gorilla Networks Pte. Ltd., at $2.05 per share, total amounting to $1,000,000 less assumed liabilities of $661,215 and valued it at par as there was no change in the control of the subsidiary. As of December 31, 2022 the accrued consideration liability outstanding was approximately $255,000.

The Company issued 316,092 shares to related parties, at $2.85 per share, total salaries amounting to $899,996.

In July 2022, the Company issued 609,327 shares of common stock in exchange for 99.75% controlling interest of its subsidiary Thoughtful Thailand Limited, at $2.13 per share, total amounting to $1,300,000 and valued it at par as there was no change in the control over the subsidiary.

In July 2022, the Company issued 152,332 shares of common stock to consultants in exchange for consulting services value at $325,000.

In July 2022, the Company issued 69,072 shares of common stock in exchange for a list of Assets from Mangan PH Food Delivery Service Corp, at $1.94 per share, total amounting to $134,000.

In September 2022, the Company issued 37,229 shares of common stock to its employees as compensation valued at $69,000.

In September 2022, the Company issued 465,000 shares of common stock to consultants in exchange for professional services value at $868,250.

In October 2022, the Company issued 783,440 shares of common stock for staff exercised options, at $1.58 per share, total amounting to $1,237,836.

In December 2022, the Company issued 105,313 shares of common stock to its employees as compensation valued at $138,000.

During the year ended December 31, 2022, the Company issued 316,693 shares of common stock to consultants in exchange for professional services value at $472,173.

In March 2023, the Company issued 109,156 shares of common stock to its employees as compensation valued at $113,491.

In March 2023, the Company issued 196,078 shares of common stock to consultants in exchange for professional services valued at $200,009.

**(Currency expressed in United States Dollars ("US$"))**

**NOTE — 15 SHAREHOLDERS' DEFICIT** (cont.)

In March 2023, the Company issued 783,440 shares of common stock for staff exercised options, at $1.58 per share, total amounting to $1,226,793.

In June 2023, the Company issued 285,716 shares of common stock to its employees as compensation valued at $230,832.

In September 2023, the Company issued a partial first tranche of 153,061 shares of common stock in exchange for 100% controlling interest of its subsidiary Mekong Leisure Travel Company Limited, at $0.245 per share, total amounting to $37,500 and valued it at par as there was no change in the control over the subsidiary.

In September 2023, the Company issued a partial first tranche of 24,753 shares of common stock in exchange for 100% controlling interest of its subsidiary PT Thoughtful Media Indonesia (Formerly known as PT Wahana Cerita Indonesia), at $1.01 per share, total amounting to $25,000 and valued it at par as there was no change in the control over the subsidiary.

In September 2023, the Company issued 168,148 shares of common stock to its employees as compensation valued at $81,000.

In September 2023, the Company issued 286,392 shares of common stock to its director as compensation valued at $133,332.

In September 2023, the Company issued 2,000,000 shares of common stock to consultants in exchange for professional services valued at $780,000.

In October 2023, the Company issued 500,000 shares of common stock for share buyback valued at $145,000.

In November 2023, the Company issued 1,000,000 shares of common stock to consultants in exchange for professional services valued at $360,000.

In December 2023, the Company issued 220,417 shares of common stock to its employees as compensation valued at $64,850.

In December 2023, the Company issued 452,352 shares of common stock to its director as compensation valued at $133,335.

During the year ended December 31, 2023, no warrants were issued and exercised.

*Warrants*

In August 2019, the Company issued 21,000 warrants to purchase 21,000 shares of its common stock to one employee as compensation for his services to the Company, at a fair value of $17,500. Each warrant is convertible into one share of common stock at an exercise price of $0.0001 per share. The warrants will expire on the second ($2^{nd}$) anniversary of the initial date of issuance. As at December 31, 2019, none of the warrants have been exercised. 21,000 shares were fully exercised during the year ended December 31, 2020.

In December 2020, the Company issued a certain number of warrants pursuant to the Series C-1 Subscription Agreement. Each redeemable warrant allows the holder to purchase one C-1 preferred stock at a price of $420 per share. The warrants shall be exercisable on or before December 31, 2020, 2021 and 2022. During the year ended December 31, 2022, the Company issued 1,880 warrants.

In December 2020, a total of 838 warrants were exercised in exchange for 838 Series C-1 preferred stocks. (refer note 17 for details).

(Currency expressed in United States Dollars ("US$"))

**NOTE — 15 SHAREHOLDERS' DEFICIT** (cont.)

Below is a summary of the Company's issued and outstanding warrants as of December 31, 2023 and 2022:

| | Warrants | Weighted average exercise price | Weighted average remaining contractual life (in years) |
|---|---|---|---|
| Outstanding as of December 31, 2020[(a)] | 2,047 | $ 420.00 | 0.60 |
| Issued[(b)] | 2,120 | $ 420.00 | 0.50 |
| Issued[(a)] | 144,445 | $ 9.90 | 5.00 |
| Exercised | (307) | $ 420.00 | — |
| Expired | — | — | — |
| Outstanding as of December 31, 2021 | 148,305 | $ 20.57 | 4.88 |
| Issued[(c)] | 3,728,784 | $ 3.28 | 4.11 |
| Exercised | (79,601) | $ 3.28 | 0.50 |
| Expired | (3,560) | $ 420.00 | — |
| Outstanding as of December 31, 2022 | 3,793,928 | $ 3.57 | 4.03 |
| Outstanding as of December 31, 2023 | 3,793,928 | $ 3.57 | 3.02 |

There is no intrinsic value for the warrants as of December 31, 2023 and 2022.

(a) Common stock will be issued upon exercise of the 144,445 warrants having intrinsic value of $0 and $73,667 as of December 31, 2022 and 2021, respectively.

(b) Series C-1 Preferred Stock will be issued upon the exercise of the warrants. The Series C-1 Preferred Stock was automatically converted into 0 and 1,158,000 shares of common stock with the intrinsic value of $0 and $10,433,580 as of December 31, 2022 and 2021, respectively.

(c) Common stock will be issued upon warrants exercise of the 3,649,484 warrants having no intrinsic value as of December 31, 2022.

On April 19, 2021, the Company extended the expiry date of the Warrant issued to the Series C-1 Preferred Stockholder by six months from June 30, 2021 to December 31, 2021. Further, on November 16, 2021, the Company extended the expiry date of the Warrant issued to the Series C-1 Preferred Stockholder by six months from December 31, 2021 to June 30, 2022. The Company considered this warrant as permanent equity per ASC Topic 815-40-35-2, the warrants would not be marked to market at each financial reporting date. However, where there is a subsequent change in assumptions related warrants (in the instant case, an extension of the expiration date of the warrants), the difference between the amount originally recorded and the newly calculated amount, based upon the changed assumptions, is determined and the difference between the before and after valuation is recorded as an expense, with the corresponding credit to additional paid-in capital. No additional warrants modification expense were recorded as of December 31, 2023 and 2022, respectively.

The Company determined the fair value using the Black-Scholes option pricing model with the following assumptions.

Schedule of Stock options assumptions

| | Before modification | After modification |
|---|---|---|
| Dividend rate | 0% | 0% |
| Risk-free rate | 0.06% | 0.12% |
| Weighted average expected life (years) | 9 months | 18 months |
| Expected volatility | 25% | 25% |
| Exercise price | $ 1.4 | $ 1.4 |

(Currency expressed in United States Dollars (“US$”))

**NOTE — 15 SHAREHOLDERS’ DEFICIT** (cont.)

The Company considered 25% volatility as from inception through the date of the Company common stocks.

**Director’s Stock option**

On December 8, 2021, the Board of Directors approved a grant to Dennis Nguyen of a 10-year stock option to purchase 1,945,270 shares of common stock at an exercise price of $6.49 per share that are vested and are exercisable at any time.

Schedule of Stock Option

| | Share option | Weighted average exercise price | Weighted average remaining contractual life (in years) |
|---|---|---|---|
| Outstanding as of December 31, 2021 | — | — | — |
| Granted | 1,945,270 | 6.49 | 10 |
| Exercised | — | — | — |
| Expired | — | — | — |
| Outstanding as of December 31, 2022 | 1,945,270 | $ 6.49 | 10 |
| Granted | — | — | — |
| Exercised | — | — | — |
| Expired | — | — | — |
| Outstanding as of December 31, 2023 | 1,945,270 | $ 6.49 | 9.25 |

The total fair value of options vested during the years ended December 31, 2023 and 2022 was $0 and $12,159,652 respectively.

The Company determined the fair value using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2023 and 2022:

| | December 8, 2021 |
|---|---|
| Dividend rate | 0% |
| Risk-free rate | 1.52% |
| Weighted average expected life (years) | 10 years |
| Expected volatility | 130% |
| Share price | $ 6.49 |

**Director’s stock awards**

| | Stock awards | Weighted average exercise price | Weighted average remaining contractual life |
|---|---|---|---|
| Unvested as of December 31, 2021 | 651,960 | $ 7.65 | 1.67 years |
| Issued | — | — | — |
| Vested | (325,980) | 7.65 | — |
| Cancelled | — | — | — |
| Unvested as of December 31, 2022 | 325,980 | $ 7.65 | 0.92 years |
| Issued | — | — | — |
| Vested | (325,980) | 7.65 | — |
| Cancelled | — | — | — |
| Unvested as of December 31, 2023 | — | — | — |

(Currency expressed in United States Dollars ("US$"))

**NOTE — 15 SHAREHOLDERS' DEFICIT** (cont.)

The Company issued 814,950 shares of its common stock on September 1, 2021 ("start date") of which 651,960 shares shall be subject to vesting. The shares shall vest in accordance with the following vesting schedule: 162,990 vesting shares will vest every six-months for a two-year period from the start date, with the first vesting date being March 1, 2022. For the years ended December 31, 2023 and 2022, the Company recognized the amortization of stock compensation expense of $645,750 and $2,437,092, respectively.

**NOTE — 16 PREFERRED STOCKS AND WARRANTS**

As of December 31, 2023 and 2022, the Company's preferred stocks have been designated as follow:

| | No. of shares | Stated Value |
|---|---|---|
| Series A Convertible Preferred Stock | 10,000 | $ 1,000 |
| Series B Convertible Preferred Stock | 10,000 | $ 1,336 |
| Series B-1 Convertible Preferred Stock | 15,000 | $ 2,917 |
| Series C Convertible Preferred Stock | 15,000 | $ 5,763 |
| Series C-1 Convertible Preferred Stock | 30,000 | $ 420 |
| Series X Super Voting Preferred Stock | 3,500 | $ 0.0001 |

All of the Series A, B, B-1, C, and C-1 Preferred Shares were issued at a value of respective stated value per share. These all Series of Preferred Shares contain a conversion option, are convert into a fixed number of common shares or redeemable with the cash repayment at the liquidation, so as a result of this liquidation preference, under U.S GAAP, the Company has classified all these Series of Preferred Shares within mezzanine equity in the consolidated balance sheet.

Series X Super Voting Preferred Stock was issued a par value per share. This Series of Preferred Shares does not contain a conversion option, so as a result of this liquidation preference, under U.S GAAP, the Company has classified the Series of Preferred Shares within permanent equity in the consolidated balance sheet.

**Voting Rights:** (1) The affirmative vote of at least a majority of the holders of each series of preferred stock shall be necessary to:

(a) increase or decrease the par value of the shares of the Series A Preferred Stock, alter or change the powers, preferences or rights of the shares of Series A Preferred Stock or create, alter or change the powers, preferences or rights of any other capital stock of the Company if after such alteration or change such capital stock would be senior to or pari passu with Series A Preferred Stock; and

(b) adversely affect the shares of Series A Preferred Stock, including in connection with a merger, recapitalization, reorganization or otherwise.

(2) The affirmative vote of at least a majority of the holders of the shares of the Series A Preferred Stock shall be necessary to:

(a) enter into a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation, or voluntarily liquidate or dissolve;

(b) authorize a merger, acquisition or sale of substantially all of the assets of the Company or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Company to another state of the United States);

**NOTE — 16 PREFERRED STOCKS AND WARRANTS** (cont.)

(c)    increase or decrease (other than decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of the Company's preferred stock or any series thereof, the number of shares of the Company's common stock or any series thereof or the number of shares of any other class or series of capital stock of the Company; and

(d)    any repurchase or redemption of capital stock of the Company except any repurchase or redemption at cost upon the termination of services of a service provider to the Company or the exercise by the Company of contractual rights of first refusal as applied to such capital stock.

**Dividend Rights:**   The holders of the Company's preferred stock are not entitled to any dividend rights.

**Conversion Rights** (Series A Preferred Stock): Upon the consummation of this offering, the issued and outstanding shares of Series A Preferred Stock automatically convert into a number of shares of the Company's common stock equal to the quotient obtained by dividing (x) the aggregate Stated Value of the issued and outstanding Series A Preferred Stock plus any other amounts due to the holders thereof divided by (y) the offering price of the Company's common stock. If 90 days after conversion, the closing market price of the Company's common stock as quoted on Nasdaq (the "Market Value") has decreased below the initial public offering price, each holder of the Series A Preferred Stock shall be issued a warrant to purchase a number of shares of the Company's common stock equal to 40% of the quotient of the (a) aggregate Stated Value held by such holder before conversion at the initial public offering price and the Market Value of the shares of common stock that were issuable upon conversion divided by (b) the Market Value. The warrants shall have a term of five years and shall be exercisable at the Market Value.

**Conversion Rights** (Preferred Stock other than Series A and Series X Super Voting Preferred Stock): Upon the consummation of this offering, each issued and outstanding share of Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock will automatically convert into 750 shares of the Company's common stock. Series X Super Voting Preferred stock shall not have any rights to convert into the Company's common stock.

**Liquidation Rights:**   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a "Liquidation Event"), the holders of each series of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Company's common stock by reason of their ownership thereof, an amount per share in cash equal to the greater of (x) the aggregate Stated Value for all shares of such series of Preferred Stock then held by then or (y) the amount payable per share of the Company's common stock which such holder of preferred stock would have received if such holder had converted to common stock immediately prior to the Liquidation Event all of such series of preferred stock then held by such holder (the "Series Stock Liquidation Preference"). If, upon the occurrence of a Liquidation Event, the funds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to the holders of the preferred stock the full Series Stock Liquidation Preference for all series, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the aggregate Series Liquidation Preferences that would otherwise be payable to each of the holders of preferred stock. Such payment shall constitute payment in full to the holders of the preferred stock upon the Liquidation Event. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Company in trust for the account of the holders of preferred stock, so as to be immediately available for such payment, such holders of preferred stock shall be entitled to no further participation in the distribution of the assets of the Company. The sale of all or substantially all of the assets of the Company, or merger, tender offer or other business combination to which the Company is a party in which the voting stockholders of the Company prior to such transaction do not own a majority of the voting securities of the resulting entity or by which any person or group acquires beneficial ownership of 50% or more of the voting securities of the Company or resulting entity shall be deemed to be a Liquidation Event.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 16 PREFERRED STOCKS AND WARRANTS** (cont.)

**Other Matters:** The holders of the Company's preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company's Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company's preferred stock are fully paid and non-assessable.

*Series A Preferred Shares*

No Series A Preferred Stocks were issued during the years ended December 31, 2023 and 2022.

Upon the IPO Closing, all outstanding shares of Series A Preferred Stocks were automatically converted into 888,889 shares of the Company's common stock valued at $8,000,000, equal to approximately $9 per share.

As of December 31, 2023 and 2022, there were no shares of Series A Preferred Stocks issued and outstanding, respectively.

*Series B Preferred Stocks*

No Series B Preferred Stocks were issued during the years ended December 31, 2023 and 2022.

Upon the IPO Closing, all outstanding shares of Series B Preferred Stock were automatically converted into 764,400 shares of the Company's common stock valued at $3,412,503, equal to approximately $4.46 per share.

As of December 31, 2023 and 2022, there were no shares of Series B Preferred Stocks issued and outstanding, respectively.

*Series B-1 Preferred Shares*

No Series B-1 Preferred Stocks were issued during the years ended December 31, 2023 and 2022.

Upon the IPO Closing, all outstanding shares of Series B-1 Preferred Stocks were automatically converted into 48,000 shares of the Company's common stock valued at $466,720, equal to approximately $9.72 per share.

As of December 31, 2023 and 2022, there were no shares of Series B-1 Preferred Stocks issued and outstanding, respectively.

*Series C Preferred Shares*

No Series C Preferred Stocks were issued during the years ended December 31, 2023 and 2022.

Upon the IPO Closing, all outstanding shares of Series C Preferred Stocks were automatically converted into 465,600 shares of the Company's common stock valued at $8,353,373, equal to approximately $17.9 per share.

As of December 31, 2023 and 2022, there were no shares of Series C Preferred Stocks issued and outstanding, respectively.

*Series C-1 Preferred Shares*

No Series C-1 Preferred Stocks were issued during the years ended December 31, 2023 and 2022.

The Company accounts for warrants issued in accordance with the guidance on "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" in Topic 480. These warrants did not meet the criteria to be classified as a liability award and therefore were treated as an equity award and classified the Series C-1 Preferred Stocks within mezzanine equity in the consolidated balance sheet.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 16 PREFERRED STOCKS AND WARRANTS** (cont.)

Upon the IPO Closing, all outstanding shares of Series C-1 Preferred Stocks were automatically converted into 4,195,200 shares of the Company's common stock valued at $5,536,832, equal to approximately $1.21 per share.

As of December 31, 2023 and 2022, there were no shares of Series C-1 Preferred Stocks issued and outstanding, respectively.

*Series X Super Voting Preferred Shares*

No Series X Preferred Stocks were issued during the years ended December 31, 2023 and 2022.

In August 2021, the Company created a new series of preferred stock titled "Series X Super Voting Preferred Stock", at par value, consisting of 2,000 shares. The Series X Super Voting Preferred Stock carries certain rights and privileges including but not limited to the right to 4,000 votes per share) to vote on all matters that may come before the stockholders of the Corporation, voting together with the common stock as a single class on all matters to be voted or consented upon by the stockholders but is not entitled to any dividends, liquidation preference or conversion or redemption rights. The Series X Super Voting Preferred Stock is accounted for as an equity classification.

As of December 31, 2023 and 2022, there were 3,500 and 3,500 shares of Series X Super Voting Preferred Stocks issued and outstanding, respectively.

**NOTE — 17 TREASURY STOCK**

On January 25, 2023, the Board of Directors ("Board") authorized a $2,000,000 share repurchase program. The following table presents information with respect to repurchases of common stock during the years ended December 31, 2023 and 2022:

| | Years ended December 31, 2023 | Years ended December 31, 2022 |
|---|---|---|
| Aggregate common stock repurchased | $ 1,111,605 | $ — |
| Weighted average price paid per share | 0.7067 | — |
| Total amount paid | $ 785,525 | $ — |

As of December 31, 2023, we had up to $1,214,475 of the share repurchase program available. Under the share repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The timing and amount of any shares of our common stock that are repurchased under the share repurchase program will be determined by our management based on market conditions and other factors. The share repurchase program does not obligate us to acquire any particular amount of common stock, and may be modified, suspended or discontinued at any time or from time to time at our discretion.

**NOTE — 18 INCOME TAXES**

For the years ended December 31, 2023 and 2022, the local ("Nevada") and foreign components of loss before income taxes were comprised of the following:

| | Years ended December 31, 2023 | Years ended December 31, 2022 |
|---|---|---|
| Tax jurisdiction from: | | |
| – Local | $ (11,720,751) | $ (25,776,146) |
| – Foreign | (6,352,852) | (8,235,245) |
| Loss before income taxes | $ (18,073,603) | $ (34,011,391) |

(Currency expressed in United States Dollars (“US$”))

**NOTE — 18 INCOME TAXES** (cont.)

The provision for income taxes consisted of the following:

| | Years ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Current: | | |
| – United States | $ 7,225 | $ — |
| – Singapore | 8,598 | — |
| – Vietnam | 7,078 | — |
| – India | 2,414 | 3,631 |
| – Indonesia | — | — |
| – Philippine | — | — |
| – Thailand | — | — |
| – Malaysia | — | — |
| Deferred: | | |
| – United States | — | — |
| – Singapore | — | — |
| – Vietnam | — | — |
| – India | — | — |
| – Indonesia | — | — |
| – Philippine | — | — |
| – Thailand | — | — |
| – Malaysia | — | — |
| Income tax expense | $ 25,315 | $ 3,631 |

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in various countries: Singapore and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

*United States*

The Company is registered in the Nevada and is subject to the tax laws of United States.

As of December 31, 2023, the operation in the United States incurred $33,900,937 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $7,119,197 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

*Singapore*

The Company’s subsidiary is registered in the Republic of Singapore and is subject to the tax laws of Singapore.

As of December 31, 2023, the operation in the Singapore incurred $10,082,433 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $1,714,014 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 18 INCOME TAXES** (cont.)

*Vietnam*

The Company's subsidiary operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year.

As of December 31, 2023, the operation in the Vietnam incurred $4,881,638 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2026, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $976,328 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

*India*

The Company's subsidiary operating in India is subject to the India Income Tax at a standard income tax rate of 25% during its tax year.

As of December 31, 2023, the operation in the India incurred $9,593 of net operating gain. The Company has provided for a full tax effect allowance against the current and deferred tax expenses of $2,398.

*Indonesia*

The Company's subsidiary is registered in Indonesia and is subject to the tax laws of Indonesia.

As of December 31, 2023, the Company's subsidiary operations in Indonesia incurred $286,423 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $63,013 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

*Philippines*

The Company's subsidiary is registered in the Philippines and is subject to the tax laws of the Philippines.

As of December 31, 2023, the Company's subsidiary operations in Philippines incurred $982,469 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $245,617 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

*Thailand*

The Company's subsidiary is registered in Thailand and is subject to the tax laws of Thailand.

As of December 31, 2023, the Company's subsidiary operations in Thailand incurred $594,242 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $118,848 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

*Malaysia*

The Company's subsidiary is registered in Malaysia and is subject to the tax laws of Malaysia.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 18 INCOME TAXES** (cont.)

As of December 31, 2023, the operation in the Malaysia incurred $14,164 of net operating gain. The Company has provided for a full tax effect allowance against the current and deferred tax expenses of $3,399.

Deferred tax assets and liabilities are recognized for future tax consequences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the tax year in which the differences are expected to reverse. Significant deferred tax assets and liabilities of the Company as of December 31, 2023 and 2022 consist of the following:

Schedule of Deferred Tax Assets and Liabilities

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Deferred tax assets: | | |
| Software intangibles (U.S) | $ 150,465 | $ 261,555 |
| Deferred Stock Compensation (U.S.) | 5,864,670 | 7,539,329 |
| ROU net liability | — | 248 |
| Net operating loss carryforwards | | |
| – United States | 7,119,197 | 4,791,994 |
| – Singapore | 1,714,014 | 975,690 |
| – Vietnam | 976,328 | 565,376 |
| – India | — | — |
| – Philippines | 245,617 | 144,211 |
| – Indonesia | 63,013 | 85,450 |
| – Thailand | 118,848 | 139,940 |
| – Malaysia | — | — |
| | 16,252,152 | 14,503,793 |
| Less: valuation allowance | (16,102,294) | (14,503,793) |
| Deferred tax assets, net | $ 149,858 | $ — |

The Internal Revenue Code includes a provision, referred to as Global Intangible Low-Taxed Income ("GILTI"), which provides for a 10.5% tax on certain income of controlled foreign corporations. We have elected to account for GILTI as a period cost if and when occurred, rather than recognizing deferred taxes for basis differences expected to reverse.

The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2018 and after remaining open to examination. We and our subsidiaries are also subject to income tax in multiple foreign jurisdictions. Generally, foreign income tax returns after 2017 remain open to examination. No income tax returns are currently under examination. As of December 31, 2023 and 2022, the Company does have unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the years ended December 31, 2023 and 2022, there were no penalties or interest recorded in income tax expense.

**NOTE — 19 PENSION COSTS**

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in all countries operating in the Company. The Company is required to contribute a specified percentage of the participants' relevant income based on their ages and wages level. During the years ended December 31, 2023 and 2022, $280,402 and $150,217 contributions were made accordingly.

(Currency expressed in United States Dollars ("US$"))

## NOTE — 20 RELATED PARTY TRANSACTIONS

From time to time, a shareholder and director of the Company advanced funds to the Company for working capital purposes. Those advances are unsecured, non-interest bearing and due on demand.

The Company paid to the former director and key management personnel, the total salaries of $995,796 and $1,761,471 during the years ended December 31, 2023 and 2022, respectively.

The Company accrued 444,861 and 1,192,817 shares to directors and key management personnel, the total share option of $712,036 and $1,560,351 during the years ended December 31, 2023 and 2022, respectively.

The Company paid to a former director, total professional fee of $1,600,000 and $0 during the years ended December 31, 2023 and 2022, respectively.

The Company's subsidiary paid their officer, total professional fee of $9,867 and $14,804 during the years ended December 31, 2023 and 2022, respectively.

The Company paid and accrued to its shareholders, total professional fees of $200,000 and $2,808,065 and $0 and $41,000 during the years ended December 31, 2023 and 2022, respectively. Including in the above the Company issued 196,078 and 196,078 shares of $200,000 and $2,241,539 during the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the Company paid its directors remuneration of 225,974 and 79,023 shares of its common stocks amounting to $100,000 and $224,999 each to Tan Bien Kiat, Jeremy Miller, Linda Cutler, and John Mackay. The Company paid its directors remuneration of $50,000 cash to each of them as of December 31, 2023.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated audited financial statements, the Company has no other significant or material related party transactions during the years presented.

## NOTE — 21 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the years ended December 31, 2023 and 2022, the customers who accounted for 10% or more of the Company's revenues and its outstanding receivable balances at year-end dates, are presented as follows:

| | Year ended December 31, 2023 | | December 31, 2023 |
|---|---|---|---|
| Customer | Revenues | Percentage of revenues | Accounts receivable |
| Customer A | $ 3,936,733 | 48.18% | $ 340,424 |

| | Year ended December 31, 2022 | | December 31, 2022 |
|---|---|---|---|
| Customer | Revenues | Percentage of revenues | Accounts receivable |
| Customer A | $ 2,310,933 | 41.01% | $ 385,183 |

**NOTE — 21 CONCENTRATIONS OF RISK** (cont.)

(b) Major vendors

For the year ended December 31, 2023, the vendors who accounts for 10% or more of the Company's cost of revenue and its outstanding payable balance as at year-end date, are presented as follows:

| Vendor | Year ended December 31, 2023 | | December 31, 2023 |
|---|---|---|---|
| | Purchases | Percentage of purchases | Accounts payable |
| Vendor A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,027,237 | 18.02% | $ 111,447 |

For the year ended December 31, 2022, there was no vendor who accounts for 10% or more of the Company cost of revenue.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors affecting the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND, SGD, PHP, INR, IDR, MYR and THB and a significant portion of the assets and liabilities are denominated in VND, SGD, INR, IDR, MYR and THB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND, SGD, PHP, INR, IDR, MYR and THB. If VND, SGD, PHP, INR, IDR, MYR and THB depreciate against US$, the value of VND, SGD, PHP, INR IDR, MYR and THB revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose us to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in the Republic of Vietnam. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Vietnam, and by the general state of Vietnam economy.

The Company's operations in Vietnam and India are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Vietnam and India, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

**NOTE — 22 COMMITMENTS AND CONTINGENCIES**

As of December 31, 2023, the Company had no material commitments or contingencies except the followings:

The Company is currently litigating three cases pending in the Supreme Court for the State of New York, New York County.

Two cases are employment actions filed by former employees who seek compensation alleged to be due pursuant to agreements with the Company. Both of the employees are represented by the same counsel and filed their cases in the Supreme Court of the State of New York, County of New York, in December 2019.

(Currency expressed in United States Dollars ("US$"))

**NOTE — 22 COMMITMENTS AND CONTINGENCIES** (cont.)

In one of those actions, brought by Rahul Narain, a former employee claims entitlement to compensation and a bonus totaling $566,000 and 130-195 shares of Company common stock, together with costs. For the 130 shares he contends were not delivered, he alleges damages of approximately $750,000. The Company responded to the complaint and also asserted counterclaims in the proceeding for $1,500,000 to $4,000,000 plus punitive damages, together with interest and costs, arising from, inter alia, the former employee's breach of contract, unfair competition, misappropriation of trade secrets and breach of fiduciary duty. The former employee has responded to the Company's counterclaims and discovery has been conducted. The discovery phase is now over. The Company filed a motion for partial summary judgment to dismiss Rahul Narain's claims for damages associated with the 130-195 shares of the Company's common stock. Rahul Narain has filed a motion for partial summary judgment on his claims for compensation and for damages he alleges associated with his contention that the Company did not deliver the shares of common stock under a warrant. In that motion he seeks the monetary value of that stock, which he contends is $749,190 plus interest, and also seeks partial summary judgment for his claim seeking $566,000 in compensation, specifically to the motion, he seeks $60,000. His motion also seeks to dismiss the Company's counterclaims. Rahul Narain has also filed a motion in limine to preclude the Company's expert witness as to damages for some of the Company's counterclaims. The Court denied the Company's motion for summary judgment and granted Mr. Narain's motion for summary judgment on his claims on the warrant and for a portion of his salary, giving him a recovery of $749,190 plus interest as of September 4, 2019 and for his salary of $10,000 per month for the months of September, October, and November of 2023 plus interest, and denied the remainder of his motion, including those portions seeking to dismiss the Company's counterclaims and to preclude the Company's expert witness. The Company has filed a Notice of Appeal of this decision and has also filed a motion to reargue the decision. Following the grant of partial summary judgment, a judgment was entered in the office of the Clerk of the Supreme Court in the amount of $1,082,078.91. Subsequently, Mr. Narain served a restraining notice on the Company and has made a motion to appoint a receiver to sell Thoughtful Media Group Inc. and NusaTrip Inc. and disburse proceeds to Mr. Narain sufficient to satisfy the judgment, granting the receiver the right to retain counsel and bankers and to pay them from the proceeds of such sale, or in the alternative, directing the Company to pay Mr. Narain from the sale of any of its assets to satisfy the judgment and enjoining the company from diverting those funds to anyone else until the judgment is satisfied. The Company bonded the judgment and therefore the Court denied the motion without prejudice. In that same Order, the Court denied the Company's motion to reargue Mr. Narain's motion for partial summary judgment. Finally, the parties recently attempted to mediate their claims before the Appellate Division, First Department, however such efforts did not result in a settlement. The Company intends to continue to defend Mr. Narain's claims vigorously.

In the other employment action, brought by Thomas O'Connor, a former employee, and CVO Advisors Pte. Ltd., involves claims of entitlement to salary payments and expense reimbursement in the amount of $122,042.60, plus liquidated damages, together with costs. This former employee also made claims based on a failure to deliver between 1,721 and 2,536 shares of the Company's common stock. For the 1,721 shares of stock which he contends were not delivered, he alleges damages of $9,918,000. In addition, this action also includes claims by a plaintiff-entity alleging entitlement to $8 million in shares of the Company's Series A Preferred stock. The Company responded to the complaint and also asserted counterclaims against the former employee in the proceeding for $1,500,000 to $2,000,000 plus punitive damages, together with costs, arising from, inter alia, the former employee's breach of contract, breach of fiduciary duty, tortious interference and fraud. The former employee has responded to the Company's counterclaims and this action is still in the discovery phase of litigation. Thomas O'Connor has filed a motion to strike the Company's answer and counterclaims or in the alternative precluding Society Pass from offering evidence or for a Conditional Order for production. Thomas O'Connor has also filed a motion for partial summary judgment on his cause of action regarding the 1,721 shares of stock that were allegedly not delivered and is seeking the cash value of those shares. The Company has opposed that motion, and the motion is sub judice. In addition, the Company has appealed the grant of the motion on liability and Mr. O'Connor has appealed the denial of the motion on the damages portion. The Company filed a Notice of Appeal with respect to same. In addition, Mr. O'Connor had filed a motion to restrain and enjoin the company from transferring or otherwise disposing any of its assets, including but not limited to

(Currency expressed in United States Dollars ("US$"))

**NOTE — 22 COMMITMENTS AND CONTINGENCIES** (cont.)

extraordinary cash or equity/option payouts to its directors and officers and from transferring or otherwise disposing any of its operating assets, including but not limited to Thoughtful Media Group Inc., NusaTrip Inc., and any other of the Company's majority owned corporate subsidiaries. The motion was denied, but granted in part to the extent that the Company must promptly inform Mr. O'Connor of any agreement(s) to sell its subsidiaries. The Court also scheduled a valuation hearing for the shares granted in Mr. O'Connor's motion for summary judgment which will take place on May 29 and 30 of 2024. Mr. O'Connor has made a motion in limine to preclude the Company's expert from testifying at such valuation hearing, which motion the Company intends to oppose vigorously.

The third case was brought by the Company against former employees Mr. Narain and Mr. O'Connor, in addition to two companies they started, operating under the name Growth Hero. The Company commenced this action on May 18, 2023. The Company alleges, inter alia, that Narain, O'Connor, and Growth Hero misappropriated the Company's intellectual property and alleges other related torts pertaining to the business conducted by Growth Hero. The Company brought claims sounding in breach of contract, breach of the implied covenant of good faith and fair dealing, misappropriation of trade secrets, unfair competition, breach of fiduciary duties, violation of the Stored Communication Act, and for a permanent injunction. The Company seeks damages in an amount to be determined at trial. The Company has filed a motion to extend the time to service of process on Mr. O'Connor and the corporate entities and for leave to serve them via email, and has also initiated a Hague Convention application for international service upon them. The motion was granted to the extent that the Company's time to serve Mr. O'Connor has been extended, without prejudice to renew. Rahul Narain has been served with process and has made a motion to dismiss the claims against him. The Company has submitted an opposition to this motion. The motion was granted due to the Court's opinion that the claims set forth against Mr. Narain in this case were the same as the counterclaims asserted against Mr. Narain in his lawsuit against the Company.

The Company disputes each claim in the above referenced matters and intends to defend the pending actions noted above. The ultimate outcome of any damages that may become payable if its defence is unsuccessful in whole or in part is not probable nor estimable at this time. While the Company feels confident in its defence of these pending matters, there can be no assurance that it will prevail and that any damages that may be awarded will not be material to the results of operations or financial condition of the Company.

The Company does not believe any of the foregoing actions will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

**NOTE — 23 SUBSEQUENT EVENTS**

In accordance with ASC Topic 855, "*Subsequent Events*", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up through April 15, 2023, the Company issued the consolidated financial statements.

On February 16, 2024, the Company issued an insurance bond of $1,298,495 for court placement to the litigation case of "Rahul Narain" as disclosed under Note 22 Commitments and Contingencies, which the company is in the progress of appealing. The bond amount is covering the court judgement filed and docketed on December 26, 2023, demanding compensation and interest, which has been accrued in the account as at December 31, 2023.

**Item 9.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosures**

None.

**Item 9A.     Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective at a reasonable assurance.

**Management's Report on Internal Control over Financial Reporting**.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2023, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

**Changes in Internal Control Over Financial Reporting**

Other than the hiring of additional employees and controls to segregate the accounting functions, there were no changes in our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.     Other Information.**

None.

**Item 9C.     Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**Item 10.  Directors, Executive Officers and Corporate Governance**

The following are our executive officers and directors and their respective ages and positions as of March 31, 2024.

| Name | Age | Position |
| --- | --- | --- |
| Raynauld Liang | 49 | Group Chief Executive Officer and Singapore Country General Manager |
| Tan Yee Siong | 40 | Group Chief Financial Officer |
| Rokas Sidlauskas | 38 | Group Chief Marketing Officer |
| Patrick Soetanto | 52 | Group Chief Operating Officer |
| Howie Ng Kar How | 49 | Group Chief Technology Officer |
| Tan Bien Kiat | 67 | Vice Chairman of the Board |
| Jeremy Miller | 40 | Director |
| Linda Cutler | 76 | Director |
| John Mackay | 68 | Director |

*Raynauld Liang* has been our CEO since October 2023 and is based in Singapore. Mr. Liang was the Chief Financial Officer of Society Pass Incorporated and Singapore Country General Manger between May 2019 and October 2023. As CFO, responsible for all corporate finance, accounting, control, legal and compliance activities. In his capacity as Singapore Country General Manager, Mr. Liang manages the Company's Singapore P&L. Mr. Liang began his career as a Finance Manager at IBM Global Services/IBM Asia Pacific Software Group based in Singapore. Mr. Liang then worked at a Singapore mainboard listed company Hyflux Limited as a finance manager from 2005 to 2007. Mr. Liang worked at a China based Singapore listed company Sino Environment Technology Group Limited as Chief Financial Officer from 2007 to 2010. Mr. Liang later joined Primeforth Capital Limited a Singapore-based boutique corporate advisory firm as an investment director to work on startup companies and pre-IPO fund raising activities from 2010 to 2012. He later founded Connex Capital Limited in 2012, a corporate advisory firm with a focus on advising companies with IPOs in Singapore and Hong Kong. He headed the investment function of a family office, L K Ang Corporate Pte Ltd from 2014 to 2019. Mr. Liang earned a Bachelor of Commerce from The University of Queensland in Australia majoring in accounting.

*Tan Yee Siong* has been the Company's Chief Financial Officer since October 2023 and the Company's controller since November 2021, Mr. Tan engaged in financial operation management, mergers and acquisitions, financial planning and analysis, audit and regulatory compliance and legal functions for the company. Responsible for all SEC filing matters, Mr. Tan possesses more than 15 years of audit, internal control, tax, merger & acquisition and risk mitigation experience. Previously from 2014 to 2021, Mr. Tan was financial controller at ISOTeam Ltd, a construction engineering company and Finance manager at Hoe Leong Corporation Ltd, a shipping and heavy equipment supplier. Mr. Tan obtained a Bachelor of commerce, Tunku Adbul Rahman University in Malaysia and is also a Member of the Institute of Singapore Chartered Accountants as well as the Association of Chartered Certified Accountants in the United Kingdom.

*Rokas Sidlauskas* in his role as Chief Marketing Officer, reports directly to the Group CEO and is responsible for overall marketing, business development, sales, social media and product development coordination across all business units. Day to day responsibilities include identifying new partnerships, growth initiatives, merchant and user acquisition as well as revenue generation within the Society Pass ecosystem. In 2018, Mr. Sidlauskas Co-Founded GO. CARE - a medical tourism company, part of Hello Health Group where he led corporate development, operations and marketing. Prior to that Mr. Sidlauskas was a VP of Sales at ENSOGO and a Co-Founder at Lion&Lion a digital Marketing agency in Kuala Lumpur, Malaysia. Mr. Sidlauskas started his career in London where he worked in various commercial roles after graduating with a BA in European Studies & Politics from University of West of England in Bristol, United Kingdom.

*Patrick Soetanto* has more than 20 years of experience in operations. Mr. Soetanto was the Indonesian General Manager for SOPA starting in 2022, working on multiple acquisitions of Indonesian companies by SOPA. Immediately prior to his work at SOPA, Mr. Soetanto was a director of South Pacific Viscose ("SPV"), which is part of the Lenzing Group, for seven years and became a commissioner in 2017 after serving as a director for SPV from 2010 to 2017. Mr. Soetanto's expertise in operations was developed with SPV in the textile industry working with all Indonesian spinning mills using SPV's fiber. While with SPV, he started a sustainable clothing brand to create awareness and use of Lenzing Group's branded products. Further, Mr. Soetanto set up a new logistics division for SPV in 2017 which became a part of Salim group, increasing its valuation in terms of growth and expansion. Mr. Soetanto was also involved in Carbon Finance and Trading for Aretae and set up Aretae's Indonesian subsidiary.

*Howie Ng Kar How* reports to CEO and is based in Singapore, since joining the Company in October 2022, Howie is the Chief Technology Officer and is responsible for design and implementation of architecture, including security, database, frontend, backend and middleware, API, microservices, loyalty and payment gateways. In this capacity, he manages the technology team, develop technical aspects of company's strategy for alignment to the business goals, ensure technological resources satisfy long and short term goals, identify and implement innovative technologies that yield competitive advantage, and makes executive decisions based on the company's technological requirements. Previously, he has undertaken projects related to blockchain, mobile apps, decision support systems, B2B marketplaces and ERP implementations. Howie earned a Bachelor of Science in Computer Science from the National University of Singapore. He is also accredited with industry certifications in blockchain and data science.

*Tan Bien Kiat* is the Vice-Chairman of the Board of Directors of the Company since September 2019. Based in Singapore and in his capacity as Vice-Chairman, Mr. Tan assists the management team with constructing and executing the Company's business plan. Leveraging his deep professional contacts, he introduces regional telecommunications operators and institutional investors to the Company. Mr. Tan founded Titan Capital Limited, a Singapore-based private equity investment firm, in 2003, where he acts as Executive Chairman. He was formerly Chairman of the Board of Pacific Internet, a NASDAQ-listed telco services company operating in 8 Asian countries. Mr. Tan was also the Managing Director of the Asian arm of TPG Capital, a leading global private equity firm with $80 billion of capital under management. He started and ran TPG's operations in South Asia, South-East Asia and Australia. Prior to that, he was Chief Executive of Ometraco Corporation, a major Indonesian conglomerate which controlled 5 public-listed companies. Mr. Tan's career also includes senior management positions with Booz Allen and AT Kearney, both of which are leading American strategy consulting firms, where he was instrumental in pioneering their Asian franchisees in both Hong Kong and Singapore. Mr. Tan is an international trustee of International House of New York and sits on the management committee of the Lien Centre for Social Innovation of the Singapore Management University. Mr. Tan holds an MBA and MS from Columbia University and B.Sc. with a First Class Honors in Mechanical Engineering from Birmingham University in the United Kingdom.

We believe Mr. Tan's international business experience and prior management and board experience qualify him to serve as a member of our Board.

*Jeremy Miller* is a Director of the Board of Directors of the Company and chairs the Audit Committee since September 2019. Mr. Miller is an entrepreneur and international businessman. He is Co-owner and Chief Financial Officer of Wm. Miller Scrap Iron & Metal Co., where he oversees multiple areas of the business, including accounting, quality, environmental, health and safety, business development, and global sales since 2002. Mr. Miller manages a real estate portfolio, which started with residential property in 2002 and expanded to include commercial property in 2007. Mr. Miller served six years on the Board of Directors for the Global Recycling Standards Organization, including as Chairman of the Board from 2016-2018. In addition to his business background, Mr. Miller is a public servant. He was elected to the Minnesota Senate in 2010, becoming the second youngest person in state history to be elected to this position. In 2019 at 35 years old, Mr. Miller was the youngest Senator in Minnesota state history to be elected President of the Senate. In 2021, Mr. Miller was selected by his colleagues to be the Majority Leader of the Minnesota Senate.

With a wide variety of domestic and international business experience, we believe Mr. Miller is qualified to serve as a member of our Board.

*Linda Cutler* is a Director of the Board of Directors of the Company and chairs the Remuneration Committee since May 2020. Ms. Cutler served on the board of directors, including the executive committee and the investment committee of Mental Health of Minnesota, a non-profit based in St. Paul, Minnesota through the end of 2019. Ms. Cutler served as Vice President, Deputy General Counsel and Assistant Secretary for Cargill, Inc. (one of the largest privately owned companies in the world) until she retired in 2013 after 39 years of service. At Cargill, Ms. Cutler supervised the European Regional General Counsel and also supervised the Asian Regional General Counsel at the time of her retirement. She previously had supervised the Latin American General Counsel and the Canadian legal team. Ms. Cutler was responsible for legal services to Cargill's financial businesses for 25 years. She handled numerous domestic and international acquisitions and dispositions. She also was responsible for all aspects of Cargill's 2011 tax free spin-off of its majority interest in The Mosaic Company (a publicly traded company) valued at over $24 billion.

Mrs. Cutler served on the boards and Audit and Compliance committees of Black River Asset Management, LLC and CarVal Investors, LLC, both registered with the SEC as investment advisers, from their inception in 2004 and 2006 respectively, until her retirement from Cargill. Mrs. Cutler was a Committee Chair of the American Bar Association Business Law Section Derivatives and Futures Committee and was a Member of the Executive Committee of the Futures Industry Association Law and Compliance Division. Mrs. Cutler was a member of the Board of Trustees of the University of Minnesota Landscape Arboretum Foundation, serving the maximum of nine years, and Treasurer and chair of the Audit and Finance Committee and chair of the Nominating and Governance Committee. In June 2023 she was elected Trustee Emeritus and continues to serve on both committees. Ms. Cutler holds a Bachelor of Arts degree from Augustana College, a Master of Arts degree in European History from the University of Chicago and a Juris Doctor degree from the University of Texas School of Law where she was a member of the Law Review. We believe Ms. Cutler is qualified to serve as a member of our Board because of her extensive international legal and business experience.

We believe Mrs. Cutler is qualified to serve as a member of our Board because of her extensive international legal and business experience.

***John Mackay*** is a Director of the Board of Directors of the Company and chairs the Nominating and Corporate Governance Committee since November 2020. Mr. Mackay is also Founding Partner and Co-Chairman of the Board of SP Angel Corporate Finance LLP (2006-present). In 2006, Mr. Mackay gathered his core team from HSBC, and together they founded SP Angel. He has overseen the creation of a thriving, new, top 6 Midcap investment bank in the UK through strategic acquisition and organic growth, over a period which began with the global financial crisis in 2008 and continues through the Covid pandemic today. Mr. Mackay continues to maintain relationships with longstanding clients, develop new clients for, and support the strategic growth of the firm. Previously, in 1986 Mr. Mackay joined Merrill Lynch in NYC, moving to London to establish an equity-linked desk covering UK, Europe and Asia, leading the Int'l league tables for new issues. In 1995 he was recruited by HSBC to head up global ECM as Deputy CEO Investment Banking. In 2000 he was appointed CEO of Seymour Pierce, which he transformed into the most prolific London-based advisor to tech start-ups in the dot-com era. In 2003 he acquired the Asset management business of Seymour Pierce which he ran until 2006. Separately, Mr. Mackay is the founder and Chairman of the very successful and popular Notting Hill Preparatory School in London. Mr. Mackay was educated at Sevenoaks School, Oxford University and gained an MBA at INSEAD in 1986.

With extensive senior management experience within leading global financial institutions, including Merrill Lynch and HSBC, we believe that Mr. Mackay is qualified to serve as a member of our Board.

**Board Leadership Structure and Risk Oversight**

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, as set forth below, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

**Board Composition**

Our business and affairs are managed under the direction of our Board. Our Board consists of five directors, three of whom qualify as "independent" under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

**Committees of the Board of Directors**

Our Board has established an Audit Committee, a Remuneration Committee, a Nominating and Corporate Governance Committee, and an Executive Committee.

**Audit Committee**

We have established an Audit Committee consisting of Jeremy Miller, Linda Cutler and John Mackay. Jeremy Miller is the Chairman of the Audit Committee. In addition, our Board has determined that Jeremy Miller is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The Audit Committee's duties, which are specified in our Audit Committee Charter, include, but are not limited to:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

- discussing with management major risk assessment and risk management policies;

- monitoring the independence of the independent auditor;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

- appointing or replacing the independent auditor;

- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

- approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is composed exclusively of "independent directors" who are "financially literate" as defined under the Nasdaq listing standards. The Nasdaq listing standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication.

**Remuneration Committee**

We have established a Remuneration Committee of the board of directors to consist of Linda Cutler, Jeremy Miller and John Mackay, each of whom is an independent director. Each member of our Remuneration Committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Linda Cutler is the chairman of the Remuneration Committee. The Remuneration Committee's duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

- reviewing, approving and determining, or recommending to our board of directors regarding, the compensation of our executive officers;

- administering our equity compensation plans;

- reviewing and approving, or recommending to our board of directors, regarding incentive compensation and equity compensation plans; and

- establishing and reviewing general policies relating to compensation and benefits of our employees.

**Nominating and Corporate Governance Committee**

We have established a Nominating and Corporate governance Committee consisting of John Mackay, Linda Cutler, and Jeremy Miller. John Mackay is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's duties, which are specified in our Nominating and Corporate Governance Committee Charter, include, but are not limited to:

- identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

- evaluating director performance on our board of directors and applicable committees of our board of directors and determining whether continued service on our board of directors is appropriate;

- evaluating nominations by stockholders of candidates for election to our board of directors; and

- corporate governance matters.

**Executive Committee**

We have established an Executive Committee consisting of Tan Bien Kiat and Linda Cutler. The Executive Committee's duties, which are specified in our Executive Committee Charter, include, but are not limited to:

- reviewing business strategies and plans for the quarter and year; and

- identifying human resource talent for management team.

**Code of Ethics**

Our Board has adopted a Code of Ethics that applies to all of our employees, including our Chairman, Chief Executive Officer, and Chief Financial Officer. Although not required, the Code of Ethics also applies to our directors. The Code of Ethics provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure and compliance with laws, rules and regulations, including insider trading, corporate opportunities and whistleblowing or the prompt reporting of illegal or unethical behavior. We will provide a copy of our Code of Ethics, without charge, upon request in writing to Society Pass Incorporated, 701 S. Carson Street, Suite 200, Carson City, Nevada 89701, Attention: Corp. Secretary. We do not currently have any practices or policies regarding hedging or offsetting any decrease in the market value of our equity securities.

**Board Diversity**

The matrix below summarizes certain information regarding the diversity of our Board as of the date of this Annual Report on Form 10-K. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f).

**Board Diversity Matrix for Society Pass Incorporated**

As of March 31, 2024

Total Number of Directors: 4

| Part I: Gender Identity | Female | Male |
|---|---|---|
| Directors | 1 | 3 |

| Part II: Demographic Background | | |
|---|---|---|
| African American or Black | 0 | 0 |
| Alaskan Native or American Indian | 0 | 0 |
| Asian | 0 | 1 |
| Hispanic or Latinx | 0 | 0 |
| Native Hawaiian or Pacific Islander | 0 | 0 |
| White | 1 | 2 |
| Two or More Races or Ethnicities | 0 | 0 |
| LGBTQ+ | 0 | 0 |
| Did Not Disclose Demographic Background | | |

**Family Relationships**

There are no family relationships among the officers and directors, nor are there any arrangements or understanding between any of the Directors or Officers of our Company or any other person pursuant to which any Officer or Director was or is to be selected as an officer or director.

**Involvement in Certain Legal Proceedings**

None of our other directors, executive officers, significant employees or control persons have been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

**Item 11.    Executive Compensation**

**Summary Compensation Table**

The following summary compensation table provides information regarding the compensation paid during our fiscal years ended December 31, 2023 and 2022 to our Chief Officer. We refer to these individuals as our "named executive officers."

| Name and Principal Position | Fiscal Year Ended | Salary/ Bonus ($) | Stock Awards ($) | Option Awards ($) | Total ($) |
|---|---|---|---|---|---|
| **Dennis Nguyen,** | 12/31/2023 | $ 547,500 | — | $ 1,530,642 | $ 2,078,142 |
| Former Chief Executive Officer | 12/31/2022 | $ 1,167,500 | — | $ 1,426,691 | $ 2,594,191 |
| **Raynauld Liang,** | 12/31/2023 | $ 310,281 | — | $ 445,290 | $ 755,571 |
| Chief Executive Officer (Former Chief Financial Officer) and Singapore Country General Manager | 12/31/2022 | $ 510,000 | $ 2,783,594 | $ 415,048 | $ 3,708,642 |
| **Tan Yee Siong,** | 12/31/2023 | $ 119,533 | $ 22,500 | $ 35,000 | $ 177,033 |
| Chief Financial Officer | 12/31/2022 | $ 121,750 | $ 29,167 | $ 35,000 | $ 185,917 |
| **Rokas Sidlauskas,** | 12/31/2023 | $ 106,500 | $ 60,000 | — | $ 166,500 |
| Chief Marketing Officer | 12/31/2022 | $ 23,341 | $ 22,000 | — | $ 45,341 |
| **Patrick Soetanto,** | 12/31/2023 | $ 94,000 | $ 86,000 | — | $ 180,000 |
| Chief Operating Officer | 12/31/2022 | $ 29,250 | $ 24,750 | — | $ 54,000 |
| **Howie Ng Kar How,** | 12/31/2023 | $ 107,211 | $ 18,000 | — | $ 125,211 |
| Chief Technology Officer | 12/31/2022 | $ 19,788 | $ 1,500 | — | $ 21,288 |

None of our other executives earned compensation in excess of $100,000 in fiscal years ended December 31, 2023 or 2022 and therefore pursuant to Instruction 1 to Item 402(m)(2) of Regulation S-K, only the compensation for above are provided.

**Employment Agreements.**

On April 1, 2017 the Company entered into an at-will employment agreement with Dennis Nguyen, its former Chairman and former Chief Executive Officer. The employment agreement provided for a monthly salary of $40,000; provided that until the Company had adequate reserves to pay Mr. Nguyen's salary, he may convert any unpaid salary into common stock of the Company at a share price equal to $250 per share. Mr. Nguyen was also entitled to an annual cash bonus of $250,000; provided that until the Company had adequate reserves to pay Mr. Nguyen's annual bonus, he may convert any unpaid bonus into common stock of the Company as described above. Mr. Nguyen was also entitled to participate in all of the other benefits of the Company which are generally available to office employees and other employees of the Company. Mr. Nguyen was not entitled to any severance pay. Mr. Nguyen resigned from his position as Chief Executive Officer on October 5, 2023, and all the positions that he held in the Company and each subsidiary of the Company, effective immediately. Mr. Nguyen's resignation did not result from any disagreement with the Company. Mr. Nguyen entered into a Transition, Release and Consulting Agreement with the Company that will require Mr. Nguyen to provide consulting services through December 31, 2025.

On September 1, 2021 the Company entered into a 5-year employment agreement with Raynauld Liang, its former Chief Financial Officer and Singapore Country General Manager. The employment agreement provided Mr. Liang with compensation of (i) an annual base salary of $240,000; (ii) an annual discretionary incentive cash bonus with a minimum target of 25% of base salary; (iii) 814,950 shares of the Company's common stock (taking into account the Company's reverse stock split), of which 651,960 shares are subject to vesting over a two-year period; and (iv) all other executive benefits sponsored by the Company. If a change of control of the Company occurred and if at the time of such change of control the Company's common stock is trading at a price that is double the initial public offering price, then Mr. Liang would be entitled to a cash bonus equal to three (3) times his base salary. If Mr. Liang was terminated other than for cause or resigns for good reason, he would be entitled to receive continued base salary until the earlier of (x) the anniversary date of such termination and (y) the end of the 5-year term of the employment agreement; provided, however, if the termination is after September 1, 2022, then the period set forth in clause (x) shall be 18 months from the date of the employment agreement. Mr. Liang may terminate the employment agreement at any time other than for good reason with 30 days' notice to the Company. On October 5, 2023, the Company entered into another 5-year employment agreement with Mr. Liang in connection with Mr. Liang's appointment as Chief Executive Officer. Under the employment agreement for his position as Chief Executive Officer, Mr. Liang will be entitled to an annual base salary of $600,000 and will be eligible to participate in the Company bonus plan. Mr. Liang will receive 250,000 incentive stock options as equity award.

On October 5, 2023, the Company entered into a 5-year employment agreement with Mr. Tan Yee Siong, its Chief Financial Officer. Under the employment agreement, Mr. Tan will be entitled to an annual base salary of $150,000 and will be eligible to participate in the Company bonus plan. Mr. Tan will receive 50,000 incentive stock options as equity award.

**Outstanding Equity Awards at December 31, 2023**

The following table provides information concerning outstanding equity awards held by the named executive officers on December 31, 2023.

| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares of Stock That Have Not Vested (#) | Market Value of Shares of Stock That Have Not Vested ($) |
|---|---|---|---|---|---|---|
| Dennis Nguyen . . . . . . . . . . . . . | 1,945,270 | — | $ 6.49 | Dec, 2031 | — | $ 12,151,900 |

On November 16, 2021, the Board of Directors awarded Dennis Nguyen a 10-year option to purchase 1,945,270 shares of our common stock at an exercise price of $6.49 as payment for accrued and unpaid bonuses.

**Director Compensation Table**

The following table provides information concerning compensation paid to our directors during fiscal year ended December 31, 2023.

| Name | Fee Earned/ Paid in Cash ($) | Stock Awards ($) | Options ($) | Others ($) | Total ($) |
|---|---|---|---|---|---|
| Tan Bien Kiat . . . . . . . . . | 50,000 | 100,000 | — | — | 150,000 |
| Jeremy Miller . . . . . . . . . | 50,000 | 100,000 | — | — | 150,000 |
| Linda Cutler . . . . . . . . . . | 50,000 | 100,000 | — | — | 150,000 |
| John Mackay . . . . . . . . . . | 50,000 | 100,000 | — | — | 150,000 |

## Item 12. Security ownership Certain Beneficial Owners and Management

The table below sets forth information regarding the beneficial ownership of the common stock by (i) our directors and named executive officers; (ii) all the named executives and directors as a group and (iii) any other person or group that to our knowledge beneficially owns more than five percent of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2024 are deemed to be outstanding and beneficially owned by the person holding the options. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below will have sole voting and investment power with respect to all shares of common stock that they will beneficially own, subject to applicable community property laws. The percentage of beneficial ownership is based on 37,762,362 shares of common stock outstanding on March 31, 2024.

The information contained in this table is as of March 31, 2024. At that date, 37,762,362 shares of our common stock were outstanding.

| Name and Address of Beneficial Owner[1] | Number of Shares Beneficially Owned | | Beneficial Ownership Percentages | | |
|---|---|---|---|---|---|
| | Common Stock | Series X Super Voting Preferred Stock[2] | Percent of Common Stock | Percent of Series X Super Voting Preferred Stock | Percent of Voting Stock[3] |
| **Officers and Directors** | | | | | |
| Raynauld Liang, Chief Executive Officer. . . . . . . . . . . . . . . . . . . . . . | 1,583,014 | 200 | 4.2% | 5.7% | 4.9% |
| Tan Yee Siong, Chief Financial Officer. . . . . . . . . . . . . . . . . . . . . . | 71,711 | — | * | — | * |
| Tjin Patrick Soetanto, Chief Operating Officer. . . . . . . . . . . . . . . . . . . . . . | 186,590 | — | * | — | * |
| Rokas, Chief Marketing Officer . . . . . . | 135,638 | — | * | — | * |
| Howie Ng Kar How, Chief Technology Officer[6] . . . . . . . . . . . . . . . . . . . . . | 35,877 | — | * | — | * |
| Tan Bien Kiat, Director. . . . . . . . . . . . . | 2,291,031[5] | — | 6.1% | — | 3.2% |
| Jeremy Miller, Director[6] . . . . . . . . . . . | 513,053 | — | * | — | * |
| Linda Cutler, Director. . . . . . . . . . . . . . | 461,453 | — | * | — | * |
| John Mackay, Director . . . . . . . . . . . . . | 355,853 | — | * | — | * |
| **Officers and Directors as a Group (total of 9 persons)**. . . . . . . . . . . . . | 5,634,220 | 200 | 14.9% | 5.7% | 7.7% |

| Name and Address of Beneficial Owner[1] | Number of Shares Beneficially Owned | | Beneficial Ownership Percentages | | |
|---|---|---|---|---|---|
| | Common Stock | Series X Super Voting Preferred Stock[2] | Percent of Common Stock | Percent of Series X Super Voting Preferred Stock | Percent of Voting Stock[3] |
| **5% Stockholders** | | | | | |
| Blue Jay Capital Limited . . . . . . . . . . . | 1,950,230 | — | 5.9% | — | 2.9% |
| Gopher Limited . . . . . . . . . . . . . . . . . . | 1,643,700 | — | 4.9% | —% | 2.4% |
| Maroon Capital Limited . . . . . . . . . . . | 1,212,216 | — | 3.6% | — | 1.8% |
| Ellwood International Limited . . . . . . . | 1,968,478 | — | 5.9% | — | 2.9% |
| Dennis Nguyen . . . . . . . . . . . . . . . . . . | N/A | 3,300 | N/A | 94.3% | 55.4% |

(1) The principal address of the named officers, directors and 5% stockholders of the Company is c/o Society Pass Incorporated, 701 S. Carson Street, Suite 200, Carson City, NV 89701.

(2) Entitles the holder to 10,000 votes per share and votes with the common as a single class.

(3) Represents total ownership percentage with respect to all shares of common stock and Series A Super Voting Preferred Stock, as a single class.

(4) Includes (i) 1,212,216 shares which are held in the name of Maroon Capital Limited of which Mr. Nguyen has a controlling interest; (ii) 1,643,700 shares in the name of Gopher Limited of which Mr. Nguyen has a controlling interest; (iii) 1,950,230 shares in the name of Blue Jay Capital Limited of which Mr. Nguyen has a controlling interest and 1,945,270 shares underlying a 10-year option that has an exercise price of $6.49 that is held by Mr. Nguyen.

(5) Includes 1,968,478 shares of common stock beneficially owned by Tan Bien Kiat through Ellwood International Limited, a company Mr. Tan owns and controls.

(6) Jeremy Miller holds his shares through DJM LLC, a limited liability company Mr. Miller owns and controls.

## Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2023, regarding our common stock that may be issued under the Plan.

| Plan category: | Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants, and Rights (a) | Weighted Average Exercise Price of Outstanding Options (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders[1] . . . . . . | 1,945,270 | $ 6.49 | 1,188,490 |
| Equity compensation plans not approved by stockholders[2] . . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,945,270 | $ 6.49 | 1,188,490 |

(1) The Society Pass Incorporated 2021 Equity Incentive Plan (the "Plan") permits grants of equity awards to employees, directors, consultants and other independent contractors. Our board of directors and shareholders have approved a total reserve of 3,133,760 shares for issuance under the Plan.

(2) Includes all other options not grated under the Plan.

**Item 13.    Certain Relationships and Related Party Transactions, and Director Independence**

Other than as disclosed below, and except for the regular salary and bonus payments made to our directors and officers in the ordinary course of business as described in "Item 11. Executive Compensation," there have been no transactions since January 1, 2023, or any currently proposed transaction or series of similar transactions to which the Company was or is to be a party, in which the amount involved exceeds USD$120,000 and in which any current or former director or officer of the Company, any 5% or greater shareholder of the Company or any member of the immediate family of any such persons had or will have a direct or indirect material interest.

During 2018, the Company provided software development service to CVO Advisors Pte. Ltd in consideration for the issuance of 8,000 shares of Series A preferred stock, at the price of $8,000,000. Dennis Nguyen, our former Chairman and former Chief Executive Officer has a call option to purchase all of the equity of CVO Advisors Pte. Ltd, which he exercised, but the equity holders of CVO Advisors Pte. Ltd. have not honored the exercise of the call. The parties are currently in litigation. See "Item 3. Legal Proceedings."

On February 1, 2021 and September 16, 2021 Ellwood International, an entity owned and controlled by Tan Bien Kiat, one of our directors was issued 1,460 and 962 shares of Series C-1 Preferred Stock, respectively.

As of December 31, 2022, the Company has a payable to Dennis Nguyen, our former Chairman and former Chief Executive Officer in the amount of $500,000 for accrued and unpaid salaries and bonus.

During August and September 2021, we issued 3,300 shares of our Super Voting Preferred Stock to our founder and Chief Executive Officer, Mr. Dennis Nguyen and 200 shares of our Super Voting Preferred Stock to our Chief Financial Officer, Mr. Raynauld Liang. The Super Voting Preferred Stock entitles its holder to 10,000 votes per share and votes with our common stock as a single class on all matters to be voted or consented upon by the stockholders but is not entitled to any dividends, liquidation preference or conversion or redemption rights.

On September 20, 2021 Blue Jay Capital Limited, an entity owned and controlled by Dennis Nguyen, our founder and former Chief Executive Officer was issued 1,142 shares of Series C-1 Preferred Stock.

On September 20, 2021 Dennis Nguyen, our founder, former Chairman and former Chief Executive Officer, was issued 1,157,630 shares of our common stock, which are held by an entity controlled by him, in exchange for accrued and unpaid compensation from 2017 until June 2021. See "Item 11. Executive Compensation."

On November 16, 2021, the Board of Directors awarded Dennis Nguyen a 10-year option to purchase 1,945,270 shares of our common stock at an exercise price of $6.49 as payment for accrued and unpaid bonuses.

On March 31, May 1, August 1 and October 3, 2022, Ellwood International, an entity owned and controlled by Tan Bien Kiat, one of our directors was issued 100,000, 100,000, 150,000 and 250,000 shares of common stock, respectively.

On October 10, 2022, Maroon Capital Limited, an entity owned and controlled by Dennis Nguyen, our founder and former Chief Executive Officer was issued 546,658 shares of common stock and was accrued $428,007 equivalents of common stocks to be issued. See "Item 11. Executive Compensation."

On April 10, 2023, Maroon Capital Limited, an entity owned and controlled by Dennis Nguyen, our founder and former Chief Executive Officer was issued 546,658 shares of common stock. See "Item 11. Executive Compensation."

On October 14, 2023, the Board of Directors compensated Dennis Nguyen a lump sum consultancy fee and compensation cost of $1,500,000 and $100,000 in cash respectively for consulting service period from October 5, 2023 to December 31, 2023.

## Item 14.    Principal Accounting Fees and Services

**Audit and Non-Audit Fees**

Onestop Assurance PAC ("Onestop") served as the independent registered public accounting firm to audit our books and accounts for the fiscal years ended December 31, 2023 and 2022. and

The table below presents the aggregate fees billed for professional services rendered by Onestop for the years ended December 31, 2023 and 2022.

|  | 2023 | 2022 |
| --- | --- | --- |
| Audit fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 420,737 | $ 364,600 |
| Audit-related fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,500 | 25,000 |
| All other fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 90,000 |
| Total fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 432,237 | $ 479,600 |

In the above table, "audit fees" are fees billed for services provided related to the audit of our annual financial statements, quarterly reviews of our interim financial statements, and services normally provided by the independent accountant in connection with regulatory filings or engagements for those fiscal periods. "Audit-related fees" are fees not included in audit fees that are billed by the independent accountant for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. These audit-related fees also consist of the review of our registration statements filed with the SEC and related services normally provided in connection with regulatory filings or engagements. "All other fees" are fees billed by the independent accountant for products and services not included in the foregoing categories.

**Pre-Approval Policy of Services Performed by Independent Registered Public Accounting Firm**

The Audit Committee's policy is to pre-approve all audit and non-audit related services, tax services and other services. Preapproval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated the pre-approval authority to its chairperson when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval and the fees for the services performed to date.

# PART IV

**Item 15.    Exhibits, Financial Statement Schedules.**

(a)    The following documents are filed as part of this Annual Report:

    (1)    The financial statements are filed as part of this Annual Report under "Item 8. Financial Statements and Supplementary Data."

    (2)    The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

    (3)    The exhibits listed in the following Exhibit Index are filed, furnished or incorporated by reference as part of this Annual Report.

(b)    Exhibits

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 2.1 | Sale and Purchase Agreement dated August 15, 2022, among the Company, SOPA Technology Pte, Ltd. and PT Gema Lintas Benua (incorporated by reference to Exhibit 2.1 to the Company's Current Report filed on Form 8-K on August 19, 2022. |
| 3.1 | Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.2 | Amended Bylaws of The Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.3 | Certificate of Designation of Series A Convertible Preferred Stock incorporated by reference to Exhibit 3.3 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.4 | Certificate of Correction of Series A Certificate of Designation filed May 2019 incorporated by reference to Exhibit 3.4 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.5 | Certificate of Correction to Series A Certificate of Designation filed December 2020 (incorporated by reference to Exhibit 3.5 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.6 | Certificate of Designation of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.6 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.7 | Certificate of Correction of Series B Certificate of Designation (incorporated by reference to Exhibit 3.7 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.8 | Certificate of Designation of Series B-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.8 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.9 | Certificate of Correction of Series B-1 Certificate of Designation (incorporated by reference to Exhibit 3.9 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.10 | Certificate of Designation of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.10 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.11 | Certificate of Correction of Series C Certificate of Designation (incorporated by reference to Exhibit 3.11 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.12 | Certificate of Designation of Series C-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.12 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.13 | Certificate of Designation for Series X Super Voting Preferred Stock ((incorporated by reference to Exhibit 3.13 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.14 | Certificate of Amendment to Articles of Incorporation to change the authorized capital of the Company, filed December 4, 2018 (incorporated by reference to Exhibit 3.14 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |

| Exhibit No. | Description |
|---|---|
| 3.15 | Certificate of Amendment to Articles of Incorporation to change the name of Company, filed October 2, 2018 (incorporated by reference to Exhibit 3.15 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.16 | Certificate of Amendment to Articles of Incorporation to effect reverse stock split (incorporated by reference to Exhibit 3.16 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 3.17 | Certificate of Amendment to Series X Super Voting Preferred Certificate of Designation (incorporated by reference to Exhibit 3.17 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 4.1 | Form of Series C-1 Warrant (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 4.2 | Form of Underwriter Warrant (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 4.3 | Form of Warrant Agent Agreement between the Company and the Warrant Agent (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 4.4 | Form of Underwriter's Warrant (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 4.5 | Form of Warrant (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 4.6* | Description of Registrant's Securities |
| 10.1 | Software Set Up, Development and Use License Agreement dated November 15, 2018 between Society Pass Incorporated and Wallet Factory International Limited (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.2 | Stock Purchase Agreement dated January 10 2019 between HOTTAB PTE. LTD., SOSV IV LLC, General Mobile Corporation and Sanjeev Sapkota (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.3 | Accelerator Contract for Equity dated January 10, 2019 by and between HOTTAB PTE. LTD., SOV IV LLC and Sanjeev Sapkota (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.4 | Employment Agreement dated as of April 1, 2017 between Society Pass Incorporated and Dennis Luan Thuc Nguyen (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.5 | Employment Agreement dated as of September 1, 2020 between Society Pass Incorporated and Liang Wee Leong Raynauld (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.6 | Asset Purchase Agreement dated February 16, 2021 between Goodventures Sea Limited and SOPA Technology PTE. LTD. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.7 | Shareholders Agreement dated February 16, 2021 between Goodventures Sea Limited and SOPA Technology PTE. LTD (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.8 | Food Delivery Partnership Agreement dated as of April 22, 2021 between Hottab Asset Vietnam Co. Ltd and Dream Space Trading Co. Ltd (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.9 | Food Delivery Partnership Agreement dated as of July 29, 2020 between Hottab Asset Vietnam Co. Ltd and Lala Move Vietnam Co. Ltd (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.10 | Payment Gateway Agreement dated February 25, 2020 between Hottab Asset Vietnam Co. Ltd and VTC Technology and Digital Content Company (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.11 | Payment Gateway Agreement dated April 20, 2020 between Hottab Asset Vietnam Co. Ltd and Media Corporation (Vietnam Post Telecommunication Media) (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |

| Exhibit No. | Description |
|---|---|
| 10.12 | Payment Gateway Agreement dated August 31, 2020 between Hottab Asset Vietnam Co. Ltd and Zion Joint Stock Company (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.13 | Payment Gateway Agreement dated August 31, 2020 between Hottab Asset Vietnam Co. Ltd and Online Mobile Service Joint Stock Co (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.14 | Vendor Finance Partnership Agreement, dated as of October 22, 2019 between Hottab Asset Vietnam Co. Ltd and SHBank Finance Co. Ltd (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.15 | Business Cooperation Agreement dated March 6, 2020 between Hottab Asset Vietnam Co. and Triip Pte. Ltd ((incorporated by reference to Exhibit 10.15 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.16 | The Company's 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement No. 333-258056, initially filed on July 20, 2021). |
| 10.17 | Business Cooperation Contract dated May 28, 2021 between Paytech, JSC and the Company (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 10.18 | Business Cooperation Agreement dated August 15, 2021 between Hottab Vietnam Company Limited and Rainbow Loyalty Company Limited (incorporated by reference to Exhibit 10.18 to the Company' Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 10.19 | Amendment to Employment Agreement dated October 25, 2021 between Dennis Nguyen and the Company (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 10.20 | Share Exchange Agreement, Dated October 1, 2021 among the Company, SOPA Technology Pte Ltd and certain stockholders of SOPA Technology Pte. Ltd. (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement No. 333-262177, initially filed on January 14, 2022). |
| 10.22 | Share Purchase Agreement, dated February 14, 2022, among the Push Delivery Pte Ltd. and Michael George C. Lim and several other Sellers. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on February 17, 2022). |
| 10.23 | Transfer of Capital Contribution Agreement, dated February 25, 2022, among Mai Anh Tuan and the Push Delivery Pte Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 02, 2022). |
| 10.24 | Stock purchase Agreement dated July 7, 2022 among the Company, Thoughtful Media Group Incorporated and AdActive Media Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on July 13, 2022). |
| 10.25 | Common Stock Purchase Warrant, AdActive Media, Inc. dated July 7, 2022 (incorporated by reference to Exhibit 2.1 to the Company's Current Report filed on Form 8-K on August 19, 2022). |
| 10.26 | Sale and Purchase Agreement dated August 15 2022, by and between PT Gema Lintas Benua, Sigit Ginawan Putra, Society Pass Incorporated, and SOPA Technology Pte. Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Current Report filed on Form 8-K on July 13, 2022). |
| 21.1* | List of Subsidiaries of the Company. |
| 31.1* | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certifications of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2** | Certifications of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 97.01 | Clawback Policy |

| Exhibit No. | Description |
|---|---|
| 101* | Interactive Data Files The following financial information from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets as of December 31, 2023 and 2022, (ii) Condensed Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2023 and 2022, (iii) Condensed Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023 and 2022 (iv) Condensed Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022 and (v) Notes to Consolidated Financial Statements. |
| 104* | The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, formatted in Inline XBRL (included in Exhibit 101). |

*    Filed herewith
**   Furnished herewith

## Item 16.   Form 10-K Summary

The Company has elected not to include summary information.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024                                        **SOCIETY PASS INCORPORATED**

                                                             By:   */s/ Raynauld Liang*
                                                                   Raynauld Liang
                                                                   Chief Executive Officer

**POWER OF ATTORNEY**

Each individual person whose signature appears below hereby appoints Raynauld Liang as attorney-in-fact with full power of substitution, severally, to execute in the name and on behalf of each such person, individually and in each capacity stated below, one or more amendments to this annual report which amendments may make such changes in the report as the attorney-in-fact acting in the premises deems appropriate, to file any such amendment to the report with the SEC, and to take all other actions either of them deem necessary or advisable to enable the Company to comply with the rules, regulations and requirements of the SEC. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| */s/ Raynauld Liang*<br>Raynauld Liang | Chief Executive Officer<br>(Principal Executive Officer) | April 15, 2024 |
| */s/ Tan Yee Siong*<br>Tan Yee Siong | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | April 15, 2024 |
| */s/ Tan Bien Kiat*<br>Tan Bien Kiat | Vice-Chairman of the Board | April 15, 2024 |
| */s/ Jeremy Miller*<br>Jeremy Miller | Director | April 15, 2024 |
| */s/ Linda Cutler*<br>Linda Cutler | Director | April 15, 2024 |
| */s/ John Mackay*<br>John Mackay | Director | April 15, 2024 |